Execution Copy

MDS INC.

- AND -

METHER PROPERTIES LIMITED PARTNERSHIP

- AND -

BOREALIS INFRASTRUCTURE MANAGEMENT INC.

ASSET PURCHASE AGREEMENT

Dated this 4th day of October, 2006

TABLE OF CONTENTS

Article 1 INTERPRETATION
1.1       Definitions
1.2       Interpretation
1.3       Entire Agreement
1.4       Amendment
1.5       Waiver of Rights
1.6       Schedules
1.7       Applicable Law
1.8       Currency
1.9       Performance on Holidays
1.10     Calculation of Time
1.11     Severability
1.12     No Third Party Beneficiaries
Article 2 PURCHASE AND SALE OF PURCHASED ASSETS
2.1       Purchase and Sale of Purchased Assets
2.2       Excluded Assets
2.3       Non-Assignable Contracts
2.4       Place of BC Closing
2.5       BC Closing Time
Article 3 CONSIDERATION FOR PURCHASED ASSETS
3.1       Purchase Price; Holdback Amount
3.2       Post-Closing Audit
3.3       Determination of Value of Inventory, Accounts Receivable
3.4       Working Capital Adjustment
3.5       General Adjustments
3.6       Long-Term Liability and Other Adjustments
3.7       Interest
3.8       Allocation of Purchase Price
3.9       Payment of Purchase Price
3.10     Transfer Taxes and Tax Elections
3.11     Excluded Liabilities
Article 4 REPRESENTATIONS AND WARRANTIES
4.1       Representations and Warranties of MDS
4.2       Representations and Warranties of Buyer
4.3       Commission
4.4       Qualification of Representations and Warranties
4.5       Survival of Representations and Warranties of MDS
4.6       Survival of Representations and Warranties of Buyer
4.7       Knowledge of MDS
4.8       No Breach
Article 5 OTHER COVENANTS OF THE PARTIES
5.1       Conduct Prior to the BC Closing
5.2       Regulatory Consents
5.3       Buyer’s Covenants
5.4       Benefit Plans
5.5       Undertaking to Change Name
5.6       Non-Competition Agreement
5.7       Transaction Structure
5.8       Shared Contracts
5.9       Designated Affiliates
5.10     Intentionally Deleted
5.11     Replacement Material Contracts
Article 6 CONDITIONS PRECEDENT
6.1       Buyer’s Conditions
6.2       Conditions of MDS
6.3       Waiver
6.4       Failure to Satisfy Conditions
Article 7 POST-CLOSING PROVISIONS
7.1       Insurance and Risk of Loss
7.2       Litigation
7.3       Post-Closing Access
7.4       Excluded Asset Adjustment
7.5       Tax Matters
7.6       Privacy Notification
7.7       Other Confidentiality Agreements
7.8       Post Closing Reimbursements
7.9       No MDS Guarantees on Lease Renewals
7.10     Survival of Covenants
Article 8 INDEMNIFICATION
8.1       Definitions
8.2       Indemnification by MDS
8.3       Indemnification by Buyer
8.4       Agency for Representatives
8.5       Notice of the Defence of Third Party Claims
8.6       Assistance for Third Party Claims
8.7       Settlement of Third Party Claims
8.8       Direct Claims
8.9       Failure to Give Timely Notice
8.10     Limitation
8.11     Rix Indemnity and Subordination of Obligations
8.12     Reductions and Subrogation
8.13     Exclusive Remedy
8.14     Duty to Mitigate
8.15     General Limitations
8.16     Adjustment to the Purchase Price
Article 9 ARBITRATION
9.1       Arbitration
9.2       Applicable Laws
9.3       Arbitration Act
Article 10 GENERAL
10.1     Expenses
10.2     Time
10.3     Notices
10.4     Assignment, Successors
10.5     Further Assurances
10.6     Public Announcements
10.7     Counterparts
10.8     Facsimile Execution
10.9     No Partnership
10.10       Survival

SCHEDULE 2.5 TRANSACTION STRUCTURE AND CLOSING SEQUENCE
SCHEDULE 3.1 HOLDBACK AMOUNT
SCHEDULE 3.8 PURCHASE PRICE ALLOCATION
SCHEDULE 6.1.5(B) Closing Conditions in favour of Buyer
SCHEDULE 6.2.4(B) Closing Conditions in favour of MDS
SCHEDULE 9.3 RULES OF PROCEDURE FOR ARBITRATION

ASSET PURCHASE AGREEMENT
           This agreement is made this 4th day of October, 2006
B E T W E E N:
MDS INC.,
a corporation incorporated under the laws of Canada
(“MDS”)
- and -
METHER PROPERTIES LIMITED PARTNERSHIP,
a limited partnership governed by the laws of British Columbia
(“Mether LP”), by its general partner, Mether Management Ltd.
- and -
BOREALIS INFRASTRUCTURE MANAGEMENT INC.,
a corporation incorporated under the laws of Canada
(“Buyer”)
RECITALS:
1.         Pursuant to this Agreement, each of MDS and Mether LP has agreed to sell and MDS has agreed to cause Metro LP and Metro GP (as defined below) to sell to Buyer the Purchased Assets (as defined below) owned by it, the Replacement Contracts (as defined below) to be acquired by MDS as provided herein and the Rix Assets (as defined below) to be acquired by MDS as provided in recital 3 below and Buyer has agreed to purchase the Purchased Assets, the Replacement Contracts and the Rix Assets and assume the Assumed Liabilities (as defined below) on the terms and subject to the conditions set forth in this Agreement.
2.         The boards of directors of MDS, Buyer, Metro GP and Mether GP (as defined below) and the limited partners of Metro LP and Mether LP have approved the execution and delivery of this Agreement, the performance of their respective obligations hereunder, if any, and the transactions contemplated by this Agreement.
3.         Concurrently with the execution and delivery of this Agreement, MDS has entered into an agreement with Rix Labs and Rix (each as defined below) pursuant to which Rix Labs has agreed to sell to MDS the Rix Assets and MDS has agreed to purchase the Rix Assets and assume the Rix Liabilities (as defined below) on the terms and subject to the conditions set forth in such agreement.
4.         Contemporaneously with and conditional upon the execution of this Agreement by the Parties, MDS and Buyer shall execute and deliver a purchase agreement with respect to the Ontario Diagnostics Business (as defined below) on terms mutually acceptable to such parties.
5.         Certain of the Purchased Assets, the Replacement Contracts and Rix Assets may be acquired by Designated Buyer Affiliates (as defined below) pursuant to the terms of this Agreement.
IN CONSIDERATION of the premises and the respective agreements in this Agreement, and of other consideration (the receipt and sufficiency of which are acknowledged by each Party), the Parties agree as follows:
Article 1
INTERPRETATION
1.1                   Definitions
In this Agreement including the Recitals,
“Accounts Receivable” means, with respect to any Person at a given time, all accounts receivable of the Person as at that time;
“Accrual Adjustment Date” has the meaning set forth in Subsection 3.6(b);
“Affiliate” means, with respect to any Person,
i.any other Person who directly or indirectly controls, is controlled by, or is under direct or indirect common control with, such Person, or
ii.any other Person that directly or indirectly owns all of the participating equity of such Person or for which all of the participating equity is directly or indirectly owned by such Person; and
a Person shall be deemed to “control” a Person if such Person possesses directly or indirectly the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and “controlled” shall have a similar meaning;
“Agreement” means this asset purchase agreement and all attached schedules, in each case as supplemented, amended, restated or replaced from time to time;
“Applicable Law” means any domestic or foreign statute, law (including the common law), ordinance, rule, regulation, or Order, or the terms of any consent, exemption, approval or Licence of any Governmental Authority, that applies in whole or in part to MDS, Buyer, a Designated Buyer Affiliate, an Operator, the Diagnostics Business or the way the Diagnostics Business is carried on or to any of the Purchased Assets, the Rix Assets or Other Assets, as applicable;
“Assignment and Assumption Agreement” has the meaning set forth in Subsection 6.1.8(d);
“Assumed Liabilities” means, subject to Section 2.2, the MDS Operating Liabilities, the MDS Metro Liabilities, the Metro Operating Liabilities, the Metro Non-Operating Liabilities and the Rix Liabilities;
“Assumed Long-Term Liabilities” means the Liabilities of the Diagnostics Business reflected on the Closing Balance Sheet other than those included in Working Capital;
“BC Closing” means the completion of the sale to, and the purchase by, Buyer of the Purchased Assets, the Replacement Contracts and the Rix Assets, the assumption of the Assumed Liabilities by Buyer and the completion of all other transactions contemplated by this Agreement that are to occur contemporaneously with or prior to the purchase and sale of the Purchased Assets, the Replacement Contracts and the Rix Assets and the assumption of the Assumed Liabilities;
“BC Closing Date” means:
(i)         the later of (A) November 30, 2006, and (B) if any of the conditions set forth in Section 6.1 or 6.2 is not satisfied or waived on any date, the next Business Day following the date the last of such conditions is satisfied or waived; or
(ii)        such later date as the Parties may agree in writing as the date that the BC Closing shall take place;
“BC Closing Time” means 1:00 p.m. (Toronto time) on the BC Closing Date, or such other time on that date as the Parties agree in writing that the BC Closing shall take place;
“BC College” means the College of Physicians and Surgeons of British Columbia;
“BC Employees” means all of the employees of the Operators as at the BC Closing Time, including the Metro Employees, which are, as at August 28, 2006, those employees identified in Schedule F annexed to the Disclosure Letter;
“BC Licensing Act” means the Medicare Protection Act (British Columbia) and the Medical and Health Care Services Regulation;
“BC Retirement Plans” means, collectively, the MDS Metro Laboratory Services Pension Plan and the MDS Metro Group Registered Retirement Savings Plan;
“BC Sub Balance Sheets” has the meaning set forth in Subsection 3.2(a);
“BCMA” means British Columbia Medical Association;
“Benefit Plans” means all bonus, deferred compensation, incentive compensation, share purchase, share appreciation, phantom share, restricted stock unit, deferred stock unit, share option, severance or termination pay, hospitalization or other medical benefits, life or other insurance, dental, disability, salary continuation, vacation, supplemental unemployment benefits, profit-sharing, mortgage assistance, legal benefits, change of control, retention, employee loan, employee assistance, pension, retirement or supplemental retirement plan or agreement (including any defined benefit or defined contribution Pension Plan and any group registered retirement savings plan), and each other employee benefit plan or agreement sponsored, maintained or contributed to or required to be contributed to by MDS or one or more Operators for the benefit of any Employees or former employees, officers or directors of the Diagnostics Business or their dependants or beneficiaries, whether written or unwritten, formal or informal, funded or unfunded, insured or uninsured, registered or unregistered and whether or not subject to any Applicable Law, except that the term “Benefit Plans” shall not include any statutory plans with which MDS or an Operator is required to comply, including the Canada Pension Plan and plans administered pursuant to applicable provincial health Tax, workers’ compensation and workers’ safety and employment insurance legislation nor shall the term “Benefit Plans” include the Metro-McNair Clinical Laboratories Limited Partnership Executive Pension Plan, being the defined benefit retirement plan of which a former employee was the sole member;
“Books and Records” means all books, records, books of account, sales and purchase records, lists of suppliers and customers, credit and pricing information, formulae, business, engineering and consulting reports, research and development information, plans and projections, personnel records, operating guides, test data, health records, manuals, records, reports and information or documents of the Diagnostics Business maintained by or on behalf of MDS or an Operator pursuant to, or to demonstrate compliance with, Applicable Law and all other documents, files, records, correspondence, and all other data and information, financial or otherwise, of the Diagnostics Business held by or on behalf of MDS or an Operator including all service level reports, metrics and performance data (including raw data) relating to the provision of all services to the Diagnostics Business (whether by MDS or third parties) and all data and information stored electronically or on computer-related media (or in any other form or format) and Tax records of a Corporate Operator;
“Building” means a plant, warehouse, building, structure, erection, improvement, appurtenance or fixture (including fixed machinery and fixed equipment) situate on or forming part of the Land and includes without limitation all heating, ventilating, air conditioning, plumbing, sprinkler, life safety, electrical, mechanical, drainage, elevating and security systems and infrastructure incorporated in or situate on the Building, together with all floor coverings and window coverings incorporated within such Building;
“Business Day” means a day other than a Saturday or Sunday, on which Canadian chartered banks are open for the transaction of domestic business in the City of Toronto;
“Buyer Purchase Structure” has the meaning set forth in Section 5.7;
“Buyer’s Benefit Plans” has the meaning set forth in Subsection 5.4(c);
“Buyer’s Non-Union Benefit Plans” has the meaning set forth in Subsection 5.4(c);
“Buyer’s Union Benefit Plans” has the meaning set forth in Subsection 5.4(c);
“Closing Balance Sheet” means an audited combined balance sheet of the MDS Diagnostics Division as at the BC Closing Time as prepared in accordance with Section 3.2;
“Closing Cash Amount” means the portion of the Purchase Price paid to MDS, or as MDS directs, by wire transfer at the BC Closing as described in Section 3.1;
“Closing Documents” means the Regional Purchase Agreements and any document delivered contemporaneously with the execution of this Agreement by the Parties or prior to or at the BC Closing Time as contemplated by or pursuant to this Agreement but excluding, for greater certainty, the Ontario Documents;
“Closing Regional Balance Sheet” means an unaudited supplementary schedule to the Closing Balance Sheet consisting of a balance sheet of the MDS Diagnostics Division in British Columbia as at the BC Closing Date;
“Columbia Medical Assets” means the 120 Class C common sharesof Columbia Medical Laboratories Ltd. held by Metro LP;
“Columbia Medical Liabilities” means all Liabilities of Metro LP under the memorandum of agreement governing Columbia Medical Laboratories Ltd.;
“Commissioner” means the Commissioner of Competition under the Competition Act or any person duly authorized to exercise the powers of the Commissioner of Competition;
“Competition Act” means the Competition Act (Canada);
“Competition Act Clearance” means either of the following:
(a)        the issuance of an advance ruling certificate by the Commissioner under section 102(1) of the Competition Act, which advance ruling certificate remains in force at the BC Closing; or
(b)        the applicable waiting period, if any, under section 123 of the Competition Act shall have expired or been earlier terminated or waived and the Commissioner shall have issued a No-Action Letter, in form and substance satisfactory to the Buyer, acting reasonably, to the effect that the Commissioner is satisfied that the Commissioner would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under section 92 of the Competition Act with respect to the transactions contemplated herein, which letter remains in force at the BC Closing;
“Competition Tribunal” means the Competition Tribunal established under the Competition Tribunal Act (Canada);
“Confidentiality Agreement” has the meaning set forth in Section 1.3;
“Consent Exclusion” has the meaning set forth in Subsection 2.2(b);
“Contracts” means the contracts, agreements, licence agreements and other legally binding instruments entered into by a Person or to which a Person is bound or entitled including restrictive agreements and negative covenant agreements, the full benefit of all unfilled supplier purchase orders, quotations, tenders for contracts which remain open for acceptance, and entitlements and engagements, to which such Person is entitled including any deposits made in connection therewith, and forward commitments of any Person for supplies or materials, in all cases, whether written or oral;
“Corporate Operator” has the meaning set forth in Subsection 4.1.1(a);
“Dawson Creek” means Dawson Creek Medical Laboratory, an unincorporated joint venture;
“Dawson Creek Assets” means the 87.5% ownership interest of Metro LP in certain assets and the diagnostics business of Dawson Creek;
“Dawson Creek Liabilities” means all Liabilities of Metro LP associated with its ownership interest of Dawson Creek, including under the joint venture agreement, as amended, in respect of Dawson Creek;
“Designated Buyer Affiliate” has the meaning set forth in Subsection 5.9(a);
“Designated MDS Affiliate” has the meaning set forth in Subsection 5.9(b);
“Diagnostics Business” means the specimen collection and diagnostic services businesses carried on directly by MDS, in British Columbia, and the Operators consisting of the provision of clinical laboratory testing for physicians, hospitals, non-hospital health care institutions, employers or insurance companies, management of hospital laboratories and other support services for clinical diagnostics, but excluding, for avoidance of doubt, the businesses carried on by any Person in which MDS or an Operator does not directly or indirectly have a greater than 50% interest;
“Disclosed Personal Information” has the meaning set forth in Subsection 5.1.4;
“Disclosure Letter” means the letter of MDS to Buyer dated the date hereof which sets forth, or refers to documents which set forth, certain information, including information to qualify the representations and warranties of MDS contained in Section 4.1;
“DKML” means Dynacare Kasper Medical Laboratories Partnership, a partnership formed under the laws of Alberta;
“Employees” means collectively, the BC Employees and the MDS Employees;
“Encumbrance” means any encumbrance, security interest, mortgage, lien, hypothec, pledge, hypothecation, title retention agreement, reservation of title, easement, servitude, right of occupation, executions, judgments, assignment, charge, trust or deemed trust affecting an asset;
“Environmental Laws” means all Applicable Laws relating to environmental matters or occupational health and safety including but not limited to pollution, contamination or protection of the environment, the prevention or reduction to acceptable levels of pollution and further including those relating to Releases of Hazardous Material into the environment (including ambient air, soil, surface water, ground water and subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Material;
“Environmental Permit” means any Licence required by or pursuant to any applicable Environmental Law in connection with the Diagnostics Business or connected to the Diagnostics Business;
“Equipment” means, in respect of a Person, all equipment, machines, machinery, motor vehicles, trucks and other mobile equipment, fixtures, gauges, furniture, furnishings, material handling, data processing equipment, laboratory equipment, collection centre equipment, typewriters, computers, servers, telecom equipment, data bases, photocopiers, office equipment, implements, tools and spare parts, wherever located and similar tangible personal property;
“Equipment Leases” means, in respect of a Person, the leases, subleases and conditional sales contracts of Equipment to which such Person is a party;
“Estimated Long-Term Liabilities” means an estimate of the Assumed Long-Term Liabilities as at the BC Closing Time;
“Excelleris Assets” means the following:
(a)        100 common shares of Excelleris GP held by Metro LP;
(b)        50% Partnership Interest in Excelleris LP held by Metro LP, as a limited partner; and
(c)        all right, title and interest of Metro LP in, to and under the shareholders’ agreement governing Excelleris GP;
“Excelleris GP” means Excelleris Technologies Inc., a corporation incorporated under the laws of British Columbia;
“Excelleris Liabilities” means all Liabilities of Metro LP:
(a)        under the shareholders’ agreement governing Excelleris GP; and
(b)        in respect of the Partnership Interest in Excelleris LP held by Metro LP, as a limited partner;
“Excelleris LP” means Excelleris Technologies Limited Partnership, a limited partnership governed by the laws of British Columbia;
“Excluded Asset Event” has the meaning set forth in Subsection 2.2(b);
“Excluded Assets” means, subject to Section 2.2, the following:
(a)        all shares of Bow Valley Diagnostic Services Inc. held by MDS or Metro LP;
(b)        all cash, bank balances, moneys in possession of banks and other depositories, term deposits and similar cash property and bank accounts and trust accounts of, owned or held by or for the account of MDS or any Operator in the Diagnostics Business, at the BC Closing Time but excluding for greater certainty any Petty Cash;
(c)        any interest of MDS or Metro LP in [REDACTED];
(d)        the interest of MDS (whether directly or indirectly) in Mether LP, Mether GP and Metro GP;
(e)        all non-transferable Licences of MDS or Metro LP listed in Section 1.1 of the Disclosure Letter;
(f)         all property, rights, assets and undertaking of MDS or Metro LP which are not used Primarily in the Diagnostics Business including, for avoidance of doubt, those assets, contracts, trade marks and computer software listed in Section 1.1 of the Disclosure Letter;
(g)        all information and that part of any Books and Records of MDS or Metro LP relating thereto which must not be disclosed by MDS or Metro LP to Buyer pursuant to the provisions of Applicable Law or which would be libellous if disclosed;
(h)        any confidential documents, data, information or records prepared by or on behalf of MDS or an Operator and undisclosed to Buyer specifically in connection with the proposed sale of the Diagnostics Business and the Purchased Assets;
(i)         the corporate and Tax records of MDS, Mether GP, Mether LP and Metro GP;
(j)         any information or records related to any non-unionized Employee who does not accept Buyer’s offer of employment or to other businesses of MDS and its Affiliates as a whole, and not reasonably required in connection with the Purchased Assets or the Diagnostics Business or its operations;
(k)        Intentionally deleted;
(l)         all insurance policies of MDS and an Operator and benefits for claims thereunder relating to occurrences in the Diagnostics Business prior to the BC Closing Time;
(m)       all amounts due from MDS or Metro LP to the other or an Affiliate thereof;
(n)        all Tax and GST credits, losses, rebates and refunds of MDS or an Operator, including any rebate, refund or credit relating to a real estate assessment in respect of the Real Property included in the Purchased Assets, earned or otherwise arising from or relating to the operation of the Diagnostics Business prior to the BC Closing Time or relating to a period of time prior to the BC Closing Time which become payable after the BC Closing Time and are not reflected on the balance sheet included in the Quarterly Statements;
(o)        all right, title and interest of MDS in, to or under, and the full benefit of, the Shared Contracts;
(p)        any MDS Operating Asset for which a replacement asset or contract will be created or entered into (or sourced from a third party) in accordance with the provisions of (x) the Migration Agreement, which replacement asset or contract will be conveyed or assigned to the Buyer as a Migrating Asset; or (y) Section 5.8 and Section 5.11, which Replacement Contracts will be assigned to the Buyer pursuant to this Agreement; and
(q)        the artwork listed in Section 1.1 of the Disclosure Letter;
“Excluded Liabilities” has the meaning set forth in Section 3.11;
“Excluded Refund” has the meaning set forth in Section 7.4;
“Field” means the collection, testing, monitoring and/or reporting of test results of bodily, cytological and other specimens from a patient at the request of any other Person, including a patient, health care professional, employer or insurance company;
“Financial Statements” means the audited combined financial statements for the MDS Diagnostics Division as at October 31, 2005, including the notes thereto, copies of which financial statements are annexed to the Disclosure Letter as Schedule A;
“General Conveyance” has the meaning set forth in Subsection 6.1.8(c);
“Generally Accepted Accounting Principles” or “GAAP” means generally accepted accounting principles of Canada, applicable as at the date on which any calculation or determination is required to be made in accordance with generally accepted accounting principles, and where the Canadian Institute of Chartered Accountants includes a recommendation in its Handbook concerning the treatment of any accounting matter, such recommendation shall be regarded as the only generally accepted accounting principle applicable to the circumstances that it covers;
“Governmental Authority” means any domestic or foreign government whether federal, provincial, state or municipal and any governmental agency, governmental authority, governmental tribunal or governmental commission of any kind whatsoever;
“GST” means all goods and service Taxes, sales Taxes levied by the federal government of Canada, value added Taxes or multi-stage Taxes and all provincial sales Taxes integrated with such federal Taxes;
“Hazardous Material” means any substance, pollutant, contaminant, material or waste that could reasonably be expected to impair the quality of the environment or that causes or could reasonably be expected to cause an adverse effect on the environment for any use which can be made of it and which is regulated under any Environmental Law, including any such material regulated as hazardous, toxic, deleterious, caustic, dangerous, a contaminant, hazardous waste, a source of contaminant and including but not limited to any pathogen, bacteria, microbe, virus, parasite, nuclear substance as defined in the Nuclear Safety and Control Act or any related regulations, asbestos, petroleum products, urea formaldehyde, chemical and biochemical waste;
“Holdback Amount” means the amount determined as set forth in Schedule 3.1, which shall not exceed $85,750,000;
“Intellectual Property Rights” means all trade or brand names, business names, trade-marks (including logos), trade mark registrations and applications, service marks, service mark registrations and applications, copyrights (registered or otherwise), moral rights, copyright registrations and applications, issued patents and pending applications and other patent rights (including divisions, reissues, renewals, re-examinations, continuations, continuations in part and extensions) applied for or registered in any and all jurisdictions and all rights of priority, rights to file applications for inventions and derivative applications and patents in any and all jurisdictions, industrial design registrations, pending applications for industrial design rights and other industrial design rights, integrated circuit topographies, internet domain names (including Internet protocol addresses) and rights in and to e-mail addresses and Software;
“Interim Period” means the period between the date of this Agreement and the BC Closing Time;
“Inventory” means, in respect of a Person, all inventories of replacements, laboratory supplies, spare and component parts, supplies, packaging and advertising and publicity materials, wherever located, and whether on consignment or not;
“Investment Canada Act” means the Investment Canada Act (Canada);
“ITA” means the Income Tax Act (Canada);
“Land” means the lands and Buildings owned by an Operator as described in Subsection 4.1.20 of the Disclosure Letter and all rights of way, easements, licences, benefits, covenants and privileges and other rights relating thereto;
“Leased Premises” means the premises or portions thereof which are subject to the Leases;
“Leases” means, in respect of a Person, the leases, licenses, occupancy agreements or agreements or arrangements in the nature of a lease, license or occupancy agreement of real property to which such Person is a party, whether as lessor or lessee;
“Liabilities” means all debts, obligations and liabilities, of any nature or kind whatsoever, whether accrued or fixed, absolute or contingent, matured or unmatured, secured or unsecured, liquidated or unliquidated and whether or not reflected or required to be reflected in a balance sheet in accordance with GAAP;
“Licence” means any licence, permit, approval, right, privilege, concession or franchise issued, granted, conferred or otherwise created by a Governmental Authority;
“Licensed IP” has the meaning set forth in Subsection 4.1.18(b);
“Material Adverse Effect” means any circumstance, state of facts or matter, either alone or in combination, which is materially adverse to, or could reasonably be expected to have a material adverse effect on, the financial condition, results of operations, prospects or value of the Diagnostics Business or the Purchased Assets, the Replacement Contracts and Rix Assets taken as a whole, provided, however, that any adverse circumstance, state of facts or matter directly or indirectly:
(a)        arising out of or resulting in the ordinary course of business or from actions taken by MDS, Rix, Buyer, a Designated Buyer Affiliate or an Operator pursuant to, or as contemplated by, this Agreement, the Ontario Purchase Agreement or the Rix Agreement;
(b)        resulting from the announcement or performance of this Agreement, the Ontario Purchase Agreement or the Rix Agreement or the transactions contemplated hereby or thereby;
(c)        resulting from economic factors affecting the Canadian economy as a whole;
(d)        resulting from factors generally affecting the specific markets in which the Diagnostics Business operates, including any adjustment to the insured laboratory services fee rates;
(e)        resulting from any change in Applicable Laws or GAAP;
(f)         arising from a material worsening of current conditions caused by acts of God, terrorism or war (whether or not declared); or
(g)        resulting from any failure of the Diagnostics Business to meet projections and estimates;
shall not be deemed in themselves, either alone or in combination, to constitute a Material Adverse Effect;
“MDS Assets” means the MDS Operating Assets and the MDS Metro Assets;
“MDS Confidentiality Agreement” has the meaning set forth in the Ontario Purchase Agreement;
“MDS Diagnostics Division” means the combined operations, assets and Liabilities of the Diagnostics Business and the Ontario Diagnostics Business and including MDS’ proportionate consolidated interest in Toronto Medical Laboratories Limited Partnership and MDS’ equity interest in Medical Laboratories of Windsor Limited;
“MDS Employees” means all of the employees of MDS working Primarily in the Diagnostics Business as at the BC Closing Time, which are, as at August 28, 2006, those employees identified in Schedule F annexed to the Disclosure Letter;
“MDS ESOP” means the employee share ownership plan of MDS as amended and restated as of September 8, 2004;
“MDS Metro Assets” means the 74.6% Partnership Interest in Metro LP held by MDS or an Affiliate of MDS;
“MDS Metro Liabilities” means all Liabilities of MDS or an Affiliate thereof in respect of the Partnership Interest in Metro LP held by MDS or an Affiliate thereof, as a limited partner;
“MDS Operating Assets” means all of the assets, property and undertaking of every kind and nature and wherever located, owned, leased, used or otherwise held by MDS Primarily in respect of the operation of the Diagnostics Business carried on by MDS, excluding the Excluded Assets and the MDS Metro Assets, but including the following:
(a)        all right, title and interest of MDS in, to and under, and the full benefit of, the Contracts relating Primarily to the Diagnostics Business including those listed in Schedule D annexed to the Disclosure Letter;
(b)        the Intellectual Property Rights of MDS relating Primarily to the Diagnostics Business, including the Intellectual Property Rights set forth in Schedule E annexed to the Disclosure Letter;
(c)        the Books and Records, Prepaid Expenses, Technical Information, Warranty Rights and Transferable Licences of MDS relating Primarily to the Diagnostics Business;
(d)        all claims of MDS relating to the Diagnostics Business (except to the extent such claims relate to any Excluded Assets) or the MDS Operating Assets, whether choate or inchoate, known or unknown, contingent or otherwise; and
(e)        the goodwill of the Diagnostics Business carried on by MDS, including the exclusive right to the Buyer to represent itself as carrying on the Diagnostics Business in continuation of and in succession to MDS, subject to the provisions of the Limited Trade Mark Licence;
“MDS Operating Liabilities” means, without duplication,
(a)        all Liabilities of MDS relating to the Diagnostics Business or the MDS Operating Assets in each case included in or provided for in, or required to be included in or provided for in, the Closing Balance Sheet in accordance with GAAP (including those Liabilities included in or provided for in the Financial Statements that remain outstanding at the BC Closing Time) but excluding payables owed by MDS to Metro LP or any of its Affiliates;
(b)        all Liabilities of MDS under the Contracts included in the Purchased Assets and the Replacement Contracts, in each case arising after the BC Closing Time and not related to any default of MDS existing prior to BC Closing (and remaining unremedied at the BC Closing Time) or as a consequence of BC Closing;
(c)        all Liabilities of MDS relating to the MDS Employees who accept the Buyer’s or Designated Buyer Affiliate’s offer of employment as contemplated in Subsection 5.3.1(a) hereof and which arise or become payable on or after the BC Closing Time, including wages and any other form of compensation, remuneration or benefits under any Benefit Plan including bonuses, termination and severance pay, pensions and all other post-retirement benefits and employee health and welfare obligations and including any claims by any such Employee arising on or after the BC Closing Time other than any arising under or with respect to the MDS Option Plan or MDS ESOP or the lack of such plans, or any retention, change of control or deal bonus pertaining to the sale of the Diagnostics Business;
(d)        all Liabilities of MDS and its Affiliates arising in respect of the Replacement Contracts to the extent same relate directly to the Diagnostics Business or the MDS Operating Assets and arise after the BC Closing Time and are not related to any default of MDS or its Affiliates existing prior to (and remaining unremedied at the BC Closing Time) or as a consequence of the BC Closing;
(e)        all Liabilities of MDS relating directly to the MDS Operating Assets or the Diagnostics Business arising, accruing or relating to periods on or after the BC Closing Time; and
(f)         all Liabilities of MDS relating to the claims referred to in clause (d) of the definition of MDS Operating Assets;
“MDS Option Plan” means the MDS Inc. Stock Option Plan as amended and restated on December 5, 2005;
“Mether Assets” means the 10,000 common shares and 460 preferred shares of Mether Properties held by Mether LP and all shares of Somargon Properties Ltd. held by Mether LP;
“Mether GP” means Mether Management Ltd., a corporation incorporated under the laws of British Columbia;
“Mether Properties” means Mether Properties Ltd., a wholly-owned subsidiary of Mether LP and a corporation governed by the laws of British Columbia;
“Metro Employees” means all employees of Metro LP as at the BC Closing Time which are, as at August 28, 2006, those employees identified in Schedule F annexed to the Disclosure Letter under the subheading Metro;
“Metro GP” means Metro McNair Clinical Laboratories Ltd., a corporation incorporated under the laws of British Columbia;
“Metro GP Interests” means the 0.9% Partnership Interest in Metro LP held by Metro GP;
“Metro LP” means Metro-McNair Clinical Laboratories Limited Partnership, a limited partnership governed by the laws of British Columbia;
“Metro Non-Operating Assets” means the following:
(a)        the Stirrat Assets;
(b)        the Excelleris Assets;
(c)        the Prince George Assets;
(d)        the Trainor Assets;
(e)        the Dawson Creek Assets; and
(f)         the Columbia Medical Assets;
“Metro Non-Operating Liabilities” means the following:
(a)        the Stirrat Liabilities;
(b)        the Excelleris Liabilities;
(c)        the Prince George Liabilities;
(d)        the Trainor Liabilities;
(e)        the Dawson Creek Liabilities; and
(f)         the Columbia Medical Liabilities;
“Metro Operating Assets” means all of the assets, property and undertaking of every kind and nature and wherever located, used or otherwise held by Metro LP and Metro GP excluding the Excluded Assets, the Metro Non-Operating Assets and the Victoria Assets but including the following:
(a)        all right, title and interest of Metro LP and Metro GP in, to and under the Leases and the Leased Premises as described under the subheading Metro in Schedule C annexed to the Disclosure Letter, all leasehold improvements pertaining to the Leases and Leased Premises, all Equipment and Inventory located in, on or about the Leased Premises and all appurtenances thereto;
(b)        all right, title and interest of Metro LP and Metro GP in, to and under, and the full benefit of, the Contracts and the Equipment Leases relating to the Diagnostics Business carried on by Metro LP and Metro GP, including those listed in Schedule D annexed to the Disclosure Letter;
(c)        the Intellectual Property Rights of Metro LP and Metro GP, including the Intellectual Property Rights set forth in Schedule E annexed to the Disclosure Letter;
(d)        the Accounts Receivable (save and except for any Accounts Receivable of Metro LP or Metro GP owing by MDS or any of its Affiliates), Books and Records, Petty Cash, Prepaid Expenses, Technical Information, Warranty Rights and Transferable Licences of Metro LP or Metro GP;
(e)        all claims of Metro LP and Metro GP relating to the Diagnostics Business carried on by them (except to the extent such claims relate to any Excluded Assets) or their Purchased Assets or the Replacement Contracts, whether choate or inchoate, known or unknown, contingent or otherwise; and
(f)         the goodwill of the Diagnostics Business carried on by Metro LP and Metro GP, including the exclusive right to the Buyer to represent itself as carrying on the Diagnostics Business in continuation of and in succession to Metro LP and Metro GP, subject to the provisions of the Limited Trade Mark Licence;
“Metro Operating Liabilities” means, without duplication,
(a)        all Liabilities of Metro LP and Metro GP relating to the Diagnostics Business carried on by them or the Metro Operating Assets included in or provided for in, or required to be included in or provided for in, the Closing Balance Sheet in accordance with GAAP (including those Liabilities included in or provided for in the Financial Statements that remain outstanding at the BC Closing Time) but excluding payables owed by Metro LP or Metro GP to MDS or any of its Affiliates;
(b)        all Liabilities of Metro LP and Metro GP under the Contracts, Leases and Equipment Leases included in the Purchased Assets and the Replacement Contracts of Metro LP and Metro GP;
(c)        all Liabilities of Metro LP or Metro GP relating to the unionized Metro Employees and the non-unionized Metro Employees who accept the Buyer’s or Designated Buyer Affiliate’s offer of employment as contemplated by Subsection 5.3.1(a) and which arise or become payable on or after the BC Closing Time, including wages and any other form of compensation, remuneration or benefits under any Benefit Plan including bonuses, termination and severance pay, pensions and all other post-retirement benefits and employee health and welfare obligations and including any claims by any such Employee arising on or after the BC Closing Time, other than any Liabilities arising under or with respect to the MDS Option Plan or MDS ESOP, or the lack of such plans, or any retention, change of control or deal bonus pertaining to the sale of the Diagnostics Business;
(d)        all Liabilities of Metro LP or Metro GP or their Affiliates arising in respect of the Replacement Contracts to the extent same relate directly to the Diagnostics Business carried on by Metro LP or Metro GP or the Metro Operating Assets and arise after the BC Closing Time and are not related to any default of Metro LP or Metro GP existing prior to (and remaining unremedied at the BC Closing Time) or as a consequence of the BC Closing;
(e)        all other Liabilities of Metro LP not otherwise provided for herein relating directly to the Diagnostics Business carried on by Metro LP or Metro GP, other than the Metro Non-Operating Liabilities;
(f)         all Liabilities of Metro LP and Metro GP relating to the claims referred to in clause (e) of the definition of the Metro Operating Assets;
but excluding, for greater certainty, the Metro Non-Operating Liabilities;
“Migrating Assets” has the meaning attributed thereto in the Migration Agreement;
“Migration Agreement” means the migration agreement between Buyer and MDS executed contemporaneously herewith;
“Minimum Required Consents” has the meaning set forth in Schedule 3.1;
“No-Action Letter” means a letter wherein the Commissioner advises the Parties, and whether or not subject to any conditions or qualifications, that the Commissioner is of the view that there are not sufficient grounds at that time to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act in respect of the transactions contemplated herein and in the Ontario Purchase Agreement;
“Non-Assignable Contract” means:
(a)        any of the Contracts, Leases, Equipment Leases, Shared Contracts, Warranty Rights or Transferable Licences included in the Purchased Assets:
(i)         an assignment or attempted assignment of which would constitute a breach thereof without the consent of a third party if such consent has not been obtained; or
(ii)        an assignment of which would contravene any Applicable Law, including those set forth in Section 1.1 of the Disclosure Letter; and
(b)        any of the Contracts, Leases, Equipment Leases, Shared Contracts,  Warranty Rights or Transferable Licences requiring the consent of a third party to a change of control of the applicable Operator including consent to any deemed assignment or attempted assignment thereof related to such change of control;
“Non-Assigned Leases” has the meaning set forth in Section 2.3;
“Non-Competition Agreement” has the meaning set forth in Section 5.6;
“Non-Controlled Corporate Operator” has the meaning set forth in Subsection 4.1.1(a);
“Non-Controlled Operators” means, collectively, the Non-Controlled Corporate Operators and the Non-Controlled Other Operators;
“Non-Controlled Other Operators” means the following:
(a)        Excelleris LP; and
(b)        Trainor LP;
“Offer Employees” means the MDS Employees and the non-unionized Metro Employees;
“Ontario Closing” means the “Closing” as that term is defined in the Ontario Purchase Agreement;
“Ontario Diagnostics Business” means the specimen collection and diagnostic services businesses carried on in Ontario and Quebec directly by MDS, MDS Laboratory Services L.P. and MDS Quebec Inc. consisting of the provision of clinical laboratory testing for physicians, hospitals, non-hospital health care institutions, employers or insurance companies, management of hospital laboratories and other support services for clinical diagnostics and the AutoLabs Business (as defined in the Ontario Purchase Agreement) as well as the US Support Service Assets (as defined in the Ontario Purchase Agreement), but excluding, for avoidance of doubt, the businesses carried on by any Person in which MDS does not directly or indirectly have a greater than 50% interest;
“Ontario Documents” means the Ontario Purchase Agreement, the Regional Purchase Agreement (as defined in and entered into pursuant to the Ontario Purchase Agreement), the Migration Agreement, the Limited Trade Mark License, the Non-Competition Agreement, the CBS License Agreement, the MDS Confidentiality Agreement and any document delivered contemporaneously with the execution of the Ontario Agreement by the Parties or prior to or at the Ontario Closing as contemplated by or pursuant to the Ontario Purchase Agreement;
“Ontario Purchase Agreement” means the asset purchase agreement between Buyer and MDS executed contemporaneously herewith relating to the Ontario Diagnostics Business;
“Ontario Purchased Assets” means the “Purchased Assets” as that term is defined in the Ontario Purchase Agreement;
“Operators” means Metro LP, Metro GP, Mether LP, Mether GP, Victoria Labs, Mether Properties, Prince George Labs, Dawson Creek and Stirrat Labs;
“Order” means any order, judgment, injunction, decree, award or writ of any court, arbitrator or Governmental Authority;
“ordinary course” or “normal course”, when used in relation to the conduct by a Person, means any transaction or conduct which constitutes an ordinary day-to-day business activity of the Person conducted in a commercially reasonable and businesslike manner consistent with such Person’s past customs and practices;
“Other Assets” has the meaning set forth in Subsection 4.1.1(b);
“Other Confidentiality Agreements” means all of the confidentiality agreements between any of MDS and Rix and/or their respective Affiliates and each party (other than the Buyer) that was in discussions with any of MDS and Rix and/or their respective Affiliates to purchase the Purchased Assets and/or the Ontario Purchased Assets;
“Parties” means MDS, Mether LP and Buyer, and upon a Designated Buyer Affiliate or Designated MDS Affiliate signing a contract of adhesion as required by Section 5.9, such Designated Buyer Affiliate or Designated MDS Affiliate, collectively, and “Party” means any one of them;
“Partnership Interest” in respect of a partner in a partnership, means all the units and/or other interest held by such partner in such partnership, if any, and all right, title and interest of such partner under the partnership agreement governing such partnership and Applicable Law including all rights, benefits and entitlement to profits and losses, insurance proceeds, current account, capital account, return of capital, repayment of indebtedness and any other benefit in connection with the business, sale or dissolution of such partnership whether as a general or limited partner and whether of a general or limited partnership;
“Partnership Operator” has the meaning set forth in Subsection 4.1.1(a);
“Pension Plan” means each of the Benefit Plans that is a “Registered Pension Plan” as that term is defined in section 248(1) of the ITA;
“Permitted Encumbrances” means:
(a)        inchoate or statutory liens for Taxes and assessments, both general and special, and other governmental charges not yet due and payable as of the BC Closing Time;
(b)        statutory liens incurred or deposits made by an Operator or MDS in connection with workers’ compensation, unemployment insurance and similar legislation;
(c)        any reservations or exceptions contained in the original grants from the Crown as amended by statute;
(d)        all encroachments, overlaps, overhangs, unrecorded servitudes and easements, variations in area or measurement, rights of parties in possession or any other matters not of record which would be disclosed by an accurate survey or physical inspection of the Real Property, provided that same are not of such nature as to, individually or in aggregate, have a material adverse effect on the use or value of the Real Property subject thereto;
(e)        minor discrepancies in the legal description of the Land or any adjoining real property which would be disclosed in an up to date survey;
(f)         all servitudes and easements (including conservation easements and public trust easements, rights-of-way, road use agreements, covenants, conditions, restrictions, reservations, licences, agreements and other matters of record) and zoning by-laws, ordinances and other restrictions as to the use of real property, provided that same are not of such nature as to, individually or in aggregate, have a material adverse effect on the use or value of the Real Property subject thereto and provided the same have been complied with by the Operators in all material respects to the BC Closing Date;
(g)        all registered and unregistered municipal agreements and agreements with public and private utilities, provided the same have been complied with by the Operators in all material respects to the BC Closing Date;
(h)        the rights of third parties under the Contracts, Equipment Leases, Leases and Shared Contracts, the Replacement Contracts, the Rix Assets or Other Assets including the partnership agreements and shareholders’ agreements included in the Purchased Assets, the Rix Assets or Other Assets including the consent rights and rights of first refusal of third parties triggered upon the transfer of Partnership Interests or shares included in the Purchased Assets or the Rix Assets, but excluding rights against any of MDS and the Operators arising in respect of indebtedness; and
(i)         in respect of MDS or any Operator, the Encumbrances set forth in Section 1.1 of the Disclosure Letter;
“Permitted Proposal” has the meaning set forth in Subsection 5.1.1(e);
“Person” shall be broadly interpreted and includes an individual, body corporate, partnership, joint venture, trust, association, unincorporated organization, the Crown, any Governmental Authority or any other entity recognized by law;
“Personal Information” means personal information in each case as defined by the applicable Privacy Laws and collected, used, disclosed or retained by MDS or an Operator in connection with the Diagnostics Business;
“Petty Cash” means the petty cash of the MDS Diagnostics Division in British Columbia for use in the business at the premises at which the business is carried on;
“Post Closing Insured Claim” has the meaning set forth in Section 7.1.
“Post Closing Insured Claim Liability” has the meaning set forth in Section 7.1.
“Prepaid Expenses” means, in respect of a Person, all deposits and prepaid expenses of such Person including those with any public utility or any municipal, governmental or other public authority, to the extent the same are transferable;
“Primarily” means, in respect of any asset of a Person, each asset that has been used by such Person during the previous 12 months not less than 70% of the time, in the aggregate, in the ordinary course of the Diagnostics Business;
“Prime Rate” for any day means the rate of interest expressed as a rate per annum that Canadian Imperial Bank of Commerce establishes at its head office in Toronto as the reference rate of interest that it will charge on that day for Canadian dollar demand loans to its customers in Canada and which at present it refers to as its prime rate;
“Prince George Assets” means the following:
(a)        336common shares of Troy held by Metro LP; and
(b)        50% Partnership Interest in Prince George Labs held by Metro LP;
“Prince George Labs” means Prince George Medical Laboratory Partnership, a general partnership governed by the laws of British Columbia;
“Prince George Liabilities” means all Liabilities of Metro LP in respect of the Partnership Interest in Prince George Labs held by Metro LP, as a limited partner;
“Privacy Laws” means all applicable federal and provincial laws governing the collection, use, disclosure and retention of Personal Information, including, the Personal Information Protection and Electronic Documents Act (Canada), the Personal Information Protection Act (Alberta) and the Personal Information Protection Act (British Columbia);
“Proprietary IP” has the meaning set forth in Subsection 4.1.18(a);
“Purchase Price” has the meaning set forth in Subsection 3.1(a);
“Purchased Assets” means, subject to Section 2.2, the MDS Assets, the Mether Assets, the Metro Operating Assets, the Victoria Assets and the Metro GP Interests;
“Purchased Corporate Operator” has the meaning set forth in Subsection 4.1.26;
“Purchased Operator” has the meaning set forth in Subsection 4.1.26;
“Quarterly Statements” means the unaudited combined financial statements prepared by MDS for the MDS Diagnostics Division for the three (3), six (6) and nine (9) month periods ended January 31, 2006, April 30, 2006, and July 31, 2006, respectively, a copy of which financial statements are annexed to the Disclosure Letter as Schedule B;
“Real Property” means the Land and the Buildings thereon;
“Regional Assets” means each of [REDACTED];
“Regional Financial Statements” means the unaudited supplementary schedule to the Quarterly Statements for the period ended July 31, 2006 for the MDS Diagnostics Division in British Columbia consisting of a balance sheet as at July 31, 2006 and an income statement for the nine month period ending July 31, 2006;
“Regional Purchase Agreement” has the meaning set forth in Subsection 2.1(b);
“Regulatory Consents” means the Competition Act Clearance and all approvals and consents of Governmental Authorities required by reason of the transactions contemplated herein in relation to the specimen collection and laboratory testing Licences required under the BC Licensing Act and the Medical Practitioners Act (British Columbia), and rules made pursuant to the Medical Practitioners Act, for the diagnostic testing facilities of the Operators in British Columbia relating exclusively to the Diagnostics Business and the specimen collection Licences for the patient service centers of the Operators in British Columbia relating exclusively to the Diagnostics Business including the approval of the Medical Services Commission and, to the extent required by Applicable Law, the BC College, the Minister of Health (British Columbia), the Advisory Committee on Diagnostics Facilities of the Medical Services Commission and all similar approvals and consents in the Provinces of Alberta and Manitoba as well as those approvals and consents set forth in Section 1.1 of the Disclosure Letter;
“Release” means releasing, spilling, seeping, leaking, pumping, pouring, emitting, emptying, discharging, depositing, injecting, escaping, leaching, disposing or dumping into the environment of any Hazardous Materials or any consequent release, spill, leak, emission, discharge, deposit, seepage, and/or exhaust of any Hazardous Material;
“Replacement Contracts” means, collectively, each of the Contracts relating to the Diagnostics Business entered into pursuant to (i) Section 5.8 in respect of Shared Contracts, or (ii) Section 5.11 in respect of a Subject Contract, which are transferred and assigned to Buyer or a Designated Buyer Affiliate as contemplated herein;
“Representative” means, in respect of a Person, each director, officer, employee, agent, solicitor, accountant, professional advisor and other representative of the Person;
“Rix” means Donald B. Rix, a resident of Vancouver, British Columbia;
“Rix Agreement” means the agreement dated the date hereof between MDS, Rix Labs, The Rix Family Trust and Rix pursuant to which Rix Labs agrees to sell to MDS the Rix Assets and MDS agrees to purchase the Rix Assets and assume the Rix Liabilities on the terms and subject to the conditions set forth in such agreement, as such agreement may be supplemented, amended, restated or replaced from time to time;
“Rix Assets” means the 24.5% Partnership Interest in Metro LP held by Rix or an Affiliate thereof;
“Rix Closing” means the “Closing” as that term is defined in the Rix Agreement;
“Rix Holdings” means Laboratory Holdings Ltd., a corporation governed by the laws of British Columbia, and the trustee of The Rix Family Trust;
“Rix Indemnification Agreement” means the indemnification agreement of even date herewith entered into by and among Rix, D.B. Rix Holdings Ltd., Rix Labs and Rix Holdings, on the one part, and Buyer, on the other part;
“Rix Labs” means Rix Clinical Laboratories Ltd., a corporation incorporated under the laws of British Columbia controlled by Rix;
“Rix Liabilities” means all Liabilities of Rix or an Affiliate thereof in respect of the Partnership Interests in Metro LP held by Rix or an Affiliate thereof, as a limited partner;
“Rix Parties” means collectively, Rix, Rix Holdings, Rix Labs, DB Rix Holdings Ltd., the Rix Trust and a corporation to be formed by one or more of the Rix Parties pursuant to Step 19 of Schedule 2.5 to this Agreement,and “Rix Party” means any one of them
“ROFR Exclusion” has the meaning set forth in Subsection 2.2(b);
“Rules” has the meaning set forth in Section 9.3;
“Shared Contract” means each Contract listed on Schedule H annexed to the Disclosure Letter pursuant to which MDS and one or more Operators is a party and whereby such parties share the rights, interests, benefits and Liabilities thereunder in accordance with the terms of each such Contract;
“Software” means all computer software (in all forms and formats, including source code and object code) owned by the Operators or, to the extent owned for use Primarily in the Diagnostics Business, MDS, including the computer programs known by the names as set forth in Schedule E to the Disclosure Letter, including all versions thereof, and all related documentation (of any kind or nature), development tools, diagnostic tools, manuals, program files, data files (to the extent required to execute and operate the Software), specifications, data model structures, program and system logic, technical interfaces, program modules, routines, sub-routines, algorithms, program architecture, design concepts, system designs, program structure, sequence and organization, graphical user interfaces (including screen displays and so called “look & feel” but excluding all logos and trade marks other than to the extent set forth in Subsection 4.1.18 of the Disclosure Letter ) and report layouts;
“Stirrat Assets” means the following:
(a)        8,336 Class A common shares of Stirrat Labs held by Metro LP;
(b)        132 Class B shares of Stirrat Labs held by Metro LP; and
(c)        all right, title and interest of Metro LP in, to and under the shareholders’ agreement governing Stirrat Labs;
[REDACTED];
“Stirrat Labs” means Stirrat Laboratories Ltd., a corporation governed by the laws of Alberta;
“Stirrat Liabilities” means all Liabilities of Metro LP under the shareholders’ agreement governing Stirrat Labs;
[REDACTED];
“Subject Contract” has the meaning set forth in Section 5.11;
“Target Working Capital” means the targeted amount of Working Capital of the MDS Diagnostics Division in British Columbia being $(-3,000,000);
“Tax Returns” means any return, declaration, report, schedule, information statement or return with respect to Taxes required to be filed with a Governmental Authority;
“Taxes” means, in respect of a Person, any and all taxes and related governmental charges (including assessments, charges, duties, rates, fees, imposts, levies or other governmental charges and interest, penalties or additions associated therewith) including Canadian federal, provincial, municipal and local, foreign or other income, franchise, capital, real property, personal property, tangible, withholding, payroll, employer health, social security, transfer, sales, use, consumption, GST, excise, anti-dumping, stamp, countervail and value added taxes, all other taxes of any kind for which the Person may have any Liability whether disputed or not and all Canada Pension Plan contributions and employment insurance premiums;
“Technical Information” means, in respect of a Person, all right, title and interest in and to all trade secrets, confidential information and proprietary know-how, in each case used Primarily in the Diagnostics Business and to the extent not subject to an Intellectual Property Right, whether developed or acquired by or on behalf of such Person including:
(a)        all confidential information of a scientific, technical or business nature whether in written, graphic, machine readable, electronic or physical form;
(b)        all patterns, plans, designs, research data, research plans, processes, formulae, drawings, unpatented blue prints, flow sheets, equipment and parts lists, instructions, manuals, records and procedures; and
(c)        all inventions other than as embodied in any issued patents and pending patent applications;
“Threshold Adjustment” has the meaning set forth in Section 3.5;
“Trainor Assets” means the following:
(a)        500 common sharesof Trainor GP held by Rix in trust for Metro LP;
(b)        49.5% Partnership Interest in Trainor LP held by Rix in trust for Metro LP, as a limited partner; and
(c)        all right, title and interest of Metro LP in, to and under the shareholders’ agreement governing Trainor GP;
“Trainor GP” means Rix Ltd., a corporation governed by the laws of Manitoba, the general partner of Trainor LP;
“Trainor Liabilities” means all Liabilities of Metro LP:
(a)        under the shareholders’ agreement governing Trainor GP; and
(b)        in respect of the Partnership Interest in Trainor LP held by Metro LP, as a limited partner;
“Trainor LP” means Trainor Laboratories Limited Partnership, a limited partnership governed by the laws of Manitoba;
“Transferable Licences” means, in respect of a Person, all rights and interest in and to all Licences issued to such Person which are transferable, with or without the consent of a Governmental Authority;
“Troy” means Troy Investments Ltd., a corporation governed by the laws of British Columbia;
“Unaccounted Excluded Refund” has the meaning set forth in Section 7.4;
“Victoria Assets” means 100 common shares of Victoria Labs held by Metro LP;
“Victoria Labs” means Metropolitan Laboratories of Victoria Ltd., a wholly-owned subsidiary of Metro LP, amalgamated under the laws of British Columbia;
“Warranty Rights” means, in respect of a Person, the full benefit of all warranties, warranty rights, guarantees, indemnities, undertakings and similar covenants (implied, express or otherwise) against manufacturers or sellers held by such Person or to which such Person is entitled;
“Working Capital” means, as at any time, the sum of Petty Cash, Accounts Receivable, Inventory, Prepaid Expenses and instalments, refunds or other recoverables in respect of Taxes (other than income Taxes) of the MDS Diagnostics Division in British Columbia at that time, determined in accordance with Sections 3.2 and 3.3, less the amount of accounts payable or accrued current Liabilities of the MDS Diagnostics Division in British Columbia that would be included in or provided in a balance sheet under GAAP at that time but excluding any provision for income Taxes under GAAP and the current portion of long term debt;
“Working Capital Adjustment Date” has the meaning set forth in Subsection 3.2(d); and
“149 Person” has the meaning set forth in Section 4.2.6.
1.2                   Interpretation
(a)        Unless specified otherwise, reference in this Agreement to a statute refers to that statute as it may be amended, or to any restated or successor legislation of comparable effect.
(b)        All accounting and financial terms used herein, unless specifically provided to the contrary, shall be interpreted and applied in accordance with GAAP.
(c)        The division of this Agreement into articles, sections, subsections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.  The article, section, subsection and schedule headings in this Agreement are not intended to be full or precise descriptions of the text to which they refer and are not to be considered part of this Agreement.  All uses of the words “hereto”, “herein”, “hereof”, “hereby” and “hereunder” and similar expressions refer to this Agreement and not to any particular section or portion of it.  References to an Article, Section, Subsection or Schedule refer to the applicable article, section, subsection or schedule of this Agreement.
(d)        In this Agreement, words in the singular include the plural and vice-versa and words in one gender include all genders.
(e)        This Agreement is the joint product of MDS and Buyer, has been subject to mutual consultation, negotiation and agreement of the Parties and shall not be construed for or against any Party.
(f)         Reference in this Agreement to the term “including” shall mean “including without limitation” and shall not be construed to limit any general statement which it follows to the specific or similar items or matters immediately following it.
(g)        If there is any conflict or inconsistency between the provisions of this Agreement and the provisions of any Regional Purchase Agreement, the provisions of this Agreement shall govern.
(h)        Reference in Subsection 5.2.1 to the Buyer using “best efforts” to obtain one or more Regulatory Consents, in the time stipulated in this Agreement, shall mean that the Buyer shall, if necessary or advantageous to securing such Regulatory Consents within such time period and without limiting its general obligations to use best efforts, (i) agree to such undertakings as may be required by the applicable Governmental Authority as a condition of granting its consent, approval or non-disapproval; and (ii) propose to the applicable Governmental Authority, and negotiate, offer to take, and, if such offer is accepted, effect by consent order, undertaking and/or otherwise to:
(i)         restructure the transaction as now contemplated in this Agreement prior to or at BC Closing to the satisfaction of the Governmental Authority (such as the sale of some of the assets, shares and/or other ownership interests that are the subject of this Agreement to a third party), but only with the consent of MDS, acting reasonably;
(ii)        divest post-BC Closing certain assets, shares and/or other ownership interests; and/or
(iii)       agree to abide by post-BC Closing conduct requirements as specified by the Governmental Authority.
(i)         For greater certainty, each reference in this Agreement to the term “Primarily”, notwithstanding any reference to the “Diagnostics Business” immediately following, is intended by the Parties to relate to the Diagnostics Business alone or together with any part or portion of the Ontario Diagnostics Business, with the intention that any applicable Purchased Asset that meets the test set forth in the definition of “Primarily”, either excluding its use in the Ontario Diagnostics Business or as a result of the inclusion of its use in the Ontario Diagnostics Business where its use as at the BC Closing Date is predominantly in the Diagnostics Business, shall be conveyed to the Buyer pursuant to this Agreement.
1.3                   Entire Agreement
This Agreement, the confidentiality agreement between MDS and Buyer, dated December 6, 2005, as amended by agreement of even date herewith (the “Confidentiality Agreement”), a letter of even date from Buyer or an Affiliate thereof to MDS, the Closing Documents and the Ontario Documents constitute the entire agreement between the Parties pertaining to the subject matter hereof and thereof, respectively, and supersede all prior agreements, negotiations, discussions and understandings, written or oral, between the Parties. There are no representations, warranties, conditions, other agreements or acknowledgements, whether direct or collateral, express or implied, that form part of or affect this Agreement, or which induced any Party to enter into this Agreement or on which reliance is placed by any Party, except as specifically set forth in this Agreement, the Confidentiality Agreement and the Closing Documents.
1.4                   Amendment
Subject to Section 2.2, this Agreement may be amended, modified or supplemented only by a written agreement signed by the Parties.
1.5                   Waiver of Rights
Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given.  No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right.  No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.
1.6                   Schedules
The following Schedules are incorporated by reference into and form part of this Agreement:
Schedule	Description of Schedule
Schedule 2.5	Transaction Structure and Closing Sequence
Schedule 3.1	Holdback Amount
Schedule 3.8	Purchase Price Allocation
Schedule 6.1.5(b)	Closing Conditions in favour of Buyer
Schedule 6.2.4(b)	Closing Conditions in favour of MDS
Schedule 9.3	Rules of Procedure for Arbitration

1.7                   Applicable Law
This Agreement shall be governed by, and interpreted and enforced in accordance with, the laws in force in the Province of Ontario (excluding any rule or principle of the conflict of laws which might refer such interpretation to the laws of another jurisdiction).  Subject to Article 9, each Party irrevocably submits to the non-exclusive jurisdiction of the courts of Ontario with respect to any matter arising hereunder or related hereto.  The Parties expressly exclude the application of the United Nations Convention on Contracts for the International Sale of Goods.
1.8                   Currency
Unless specified otherwise, all statements of or references to dollar amounts in this Agreement are to Canadian currency.
1.9                   Performance on Holidays
If any action is required to be taken pursuant to this Agreement on or by a specified date which is not a Business Day, then such action shall be valid if taken on or by the next succeeding Business Day.
1.10                 Calculation of Time
In this Agreement, a period of days shall be deemed to begin on the first day after the event which began the period and to end at 6:00 p.m. (Toronto time) on the last day of the period.  If, however, the last day of the period does not fall on a Business Day, the period shall terminate at 6:00 p.m. (Toronto time) on the next Business Day.
1.11                 Severability
If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct.
1.12                 No Third Party Beneficiaries
Nothing in this Agreement is intended expressly or by implication to, or shall, confer upon any Person other than MDS, Mether LP, Mether GP, Metro LP and Metro GP, Buyer, to the extent applicable, any of the Designated Buyer Affiliates and the Designated MDS Affiliates and, solely in respect of Article 8, their respective Representatives any rights or remedies of any kind.  MDS accepts each covenant in favour of Metro LP and Mether LP and the Representatives of MDS, Mether LP and Metro LP, as agent and trustee of that Person and MDS shall be responsible for and liable for such covenants and may enforce such covenant on behalf of itself, Mether LP, Metro LP and theirRepresentatives.
Article 2
PURCHASE AND SALE OF PURCHASED ASSETS
2.1                   Purchase and Sale of Purchased Assets
(a)        Subject to Section 2.2, MDS agrees to sell and transfer the Purchased Assets owned by it and the Replacement Contracts and the Rix Assets to be acquired by it under this Agreement and the Rix Agreement, respectively, and to cause each of Metro LP and Metro GP to sell and transfer the Purchased Assets and the Replacement Contracts owned by it and, [REDACTED] and Mether LP agrees to sell and transfer the Mether Assets, to Buyer (and, as applicable, one or more Designated Buyer Affiliates), and Buyer agrees to acquire and pay for (and/or, as applicable, to cause one or more Designated Buyer Affiliates to acquire and pay for) the Purchased Assets, the Replacement Contracts and the Rix Assets, assume the Assumed Liabilities and [REDACTED], on the terms and subject to the conditions contained in this Agreement.
(b)        Buyer acknowledges that any one or more of (i) the entering into of this Agreement by MDS, (ii) the transfer of the MDS Metro Assets, the Mether Assets and the Rix Assets and the associated Assumed Liabilities (including the Rix Liabilities) to Buyer and/or any Designated Buyer Affiliate, (iii) the change of control of [REDACTED], and (iv) [REDACTED], may require certain consents or approvals (including, in certain cases, consent or approval to enter into this Agreement, and, in certain cases, consents or approvals may be unreasonably or arbitrarily withheld) and/or trigger rights of certain third parties.  To facilitate the BC Closing, seek to obtain the required consents or approvals of such third parties and, where applicable, trigger the third party rights with respect to such Regional Assets (and the associated Assumed Liabilities), the Parties shall take commercially reasonable efforts to comply with the agreements and constating documents governing each Regional Asset, including, as required to trigger the third party rights, execution and delivery on October 27, 2006 (or such earlier date as mutually agreed between the Parties, acting reasonably) of a purchase and sale agreement with respect to one or more of the Regional Assets on terms mutually agreed to between Buyer and MDS, acting reasonably (each a “Regional Purchase Agreement”). [REDACTED].
(c)        [REDACTED].
(d)        Buyer agrees that the transfer of the Purchased Assets, the Replacement Contracts and the Rix Assets shall be on an “as is, where is basis” and MDS does not make, nor will any Operator or Non-Controlled Operator make, any representation or warranty and there are no conditions, including as to title, merchantability, fitness for purpose, value or condition, except as expressly set forth herein and in the Regional Purchase Agreements.
2.2                   Excluded Assets
(a)        Neither Buyer nor any Designated Buyer Affiliate will purchase or acquire any of the Excluded Assets.
(b)        Notwithstanding anything else herein contained, but subject to Subsection 2.2(c), (A) [REDACTED] (B) should MDS, Mether LP or Metro LP be unable to obtain any required third party consent or approval (or waiver thereto) to the change of control of a Regional Asset on or before the BC Closing Time (a “Consent Exclusion”), (C) should any third party exercise its right to acquire and acquires a Regional Asset, (D) should the period in which the right of any third party to exercise a right to acquire a Regional Asset or, [REDACTED], not have expired on or before the BC Closing Time and such right has not prior to that time been waived by all applicable Persons (a “ROFR Exclusion”), or (E) [REDACTED] (any event referred to in (A), (B), (C), (D) and (E) being, an “Excluded Asset Event”), the following shall and shall be deemed to occur automatically and without any further act or formality and this Agreement shall be deemed to be amended accordingly in respect of an Excluded Asset Event: (i) the Regional Assets, the Books and Records and the Assumed Liabilities relating thereto shall not be transferred to or assumed by Buyer or any Designated Buyer Affiliate, as applicable, on the BC Closing Date and shall be excluded from the definition of Diagnostics Business, MDS Diagnostics Division, Purchased Assets and Assumed Liabilities, and shall be deemed removed from the Disclosure Letter and applicable Schedules thereto and elsewhere in the Agreement where the context so requires, (ii) such Regional Assets shall be an Excluded Asset, (iii) the amount of each of the Purchase Price and the Closing Cash Amount shall be reduced by, in the event of an Excluded Asset Event under (C), (D) or (E) above, the last price offered within the range or, in the event of a [REDACTED] or a Consent Exclusion, the highest value in the range for the amount of the Purchase Price allocated to each such Excluded Asset under Section 3.8, and, in each case, the definition of Purchase Price and Closing Cash Amount shall be amended accordingly, (iv) the Closing Balance Sheet and Working Capital as at the BC Closing Time shall be calculated without regard to such Excluded Assets and Assumed Liabilities related thereto; and (v) neither Buyer (nor any Designated Buyer Affiliate) nor MDS, Mether LP or Metro LP shall have any further Liability under this Agreement or the applicable Regional Purchase Agreement with respect to such Regional Asset and Assumed Liabilities relating thereto.  The representations and warranties of MDS provided in this Agreement shall be deemed to have been given as of the date of this Agreement and as required in respect of the BC Closing Date only with respect to the Diagnostics Business, MDS Diagnostics Division, the Purchased Assets and the Assumed Liabilities as such terms may be amended in accordance with this subsection.
(c)        Notwithstanding Subsection 2.2(b), if following the BC Closing Time, in respect of a Consent Exclusion, the required third party consent or approval (or waiver thereto) to the change of control of the applicable Regional Asset is obtained or waived or, in respect of a ROFR Exclusion, the rights of all applicable third parties to acquire the applicable Regional Asset are waived, no longer apply or expire without having been exercised, Subsection 2.2(b) shall no longer apply in respect of such Regional Asset, such Regional Asset shall no longer be an Excluded Asset and Buyer shall, as soon as practicable, purchase such Regional Asset on the terms and conditions hereof applicable to such Regional Asset.
2.3                   Non-Assignable Contracts
(a)        Neither this Agreement nor any Closing Document shall constitute an assignment or an attempted assignment of any Non-Assignable Contract.  MDS agrees to assign and to cause Metro LP and Metro GP to assign any Non-Assignable Contracts to Buyer or the applicable Designated Buyer Affiliate when such assignment is permitted and as Buyer or the applicable Designated Buyer Affiliate may from time to time direct.  MDS shall use, shall cause Metro GP to use and, prior to Closing, shall cause Metro LP to use, commercially reasonable efforts to obtain all consents required for the assignment to Buyer or the applicable Designated Buyer Affiliate of the Contracts, the Equipment Leases, the Warranty Rights and Transferable Licences included in the Purchased Assets.  Neither MDS nor any Operator shall, however, be obliged to commence arbitration or any other legal proceeding or make any payments to third parties other than any administrative, processing or similar fee or any other amounts contemplated by the particular Contract, Equipment Lease, Warranty Rights or Transferable Licence to be payable in connection with the assignment thereof to the Buyer pursuant hereto.  Buyer and each Designated Buyer Affiliate shall co-operate with and assist MDS and each Operator in their efforts to obtain such consents.
(b)        In respect of Non-Assignable Contracts other than Leases, to the extent permitted by Applicable Law and the provisions of such Non-Assignable Contract: (i) if any of the Non-Assignable Contracts are not assignable by the terms thereof or consents to the assignment thereof have not been obtained prior to the BC Closing Time, such Non-Assignable Contracts shall be held by MDS or Metro GP (without any additional expense to MDS or Metro GP whatsoever) in trust for Buyer or the applicable Designated Buyer Affiliate and the covenants and obligations thereunder shall be performed by Buyer or the applicable Designated Buyer Affiliate in the name of MDS or Metro GP and all benefits and obligations existing thereunder shall be for the account of Buyer or the applicable Designated Buyer Affiliate (without any additional expense to MDS whatsoever); and (ii) MDS and Metro GP shall take or cause to be taken such reasonable action in its name or otherwise as Buyer or the applicable Designated Buyer Affiliate may reasonably require so as to provide Buyer or the applicable, Designated Buyer Affiliate with the benefits thereof and MDS shall and shall cause Metro GP to promptly pay over or deliver to Buyer or the applicable Designated Buyer Affiliate all money or other consideration, if any, received by MDS or Metro GP in respect of all such Non-Assignable Contracts.  Upon the BC Closing, MDS shall and shall cause Metro GP to authorize Buyer or the applicable Designated Buyer Affiliate, to the extent permitted by Applicable Law and the terms of such Non-Assignable Contracts, at the expense of Buyer or the applicable Designated Buyer Affiliate, to perform all of MDS’ or Metro GP’s obligations arising under such applicable Non-Assignable Contracts after the BC Closing Time.  MDS shall continue to use and cause Metro GP to continue to use commercially reasonable efforts to obtain and deliver all remaining consents required for the assignment to Buyer or the applicable Designated Buyer Affiliate of the remaining Non-Assignable Contracts after the BC Closing Time.  If a Non-Assignable Contract is not validly assigned to Buyer or the applicable Designated Buyer Affiliate within twelve (12) months after the BC Closing Date, such Non-Assignable Contract shall be deemed to be an Excluded Asset and all obligations of MDS and Metro GP to Buyer or the applicable Designated Buyer Affiliate and all obligations hereunder of Buyer and the applicable Designated Buyer Affiliate to MDS or Metro GP, in either case, with respect to such Non-Assignable Contract shall terminate.
(c)        In respect of those Non-Assignable Contracts which are Leases included in the Purchased Assets (the “Non-Assigned Leases”) in the name of MDS or Metro GP and any Leases transferred to Metro GP in accordance with Subsection 2.3(e), the following provisions shall apply:
(i)         if the landlord’s consent to the assignment of the Non-Assigned Lease has not been obtained prior to the BC Closing Time, the applicable Lease shall remain in the name of Metro GP and such party shall continue to pay the rents and otherwise observe and perform the covenants and obligations of the tenant under the provisions of the applicable Non-Assigned Lease (including without limitation, maintenance and repair obligations and insurance requirements);
(ii)        on the BC Closing, to the extent permitted by Applicable Law and the provisions of such Non-Assigned Lease, Metro GP and the Buyer or the applicable Designated Buyer Affiliate shall enter into a sublease, licence or other occupancy agreement relating to such premises on terms and conditions mutually acceptable to the Parties, acting reasonably, pending the delivery of the landlord’s consent to the assignment of the applicable Non-Assigned Lease, and MDS shall cause Metro GP to take or cause to be taken such reasonable action in its name or otherwise as Buyer or the applicable Designated Buyer Affiliate shall reasonably require so as to provide Buyer or the applicable Designated Buyer Affiliate with, and/or not deprive Buyer or the applicable Designated Buyer Affiliate of, the benefit of quiet and uninterrupted use and possession of the applicable premises for its conduct of the Diagnostics Business;
(iii)       on the BC Closing, to the extent permitted by Applicable Law and the provisions of such Non-Assigned Lease, the Buyer or the applicable Designated Buyer Affiliate shall access and occupy the applicable premises under such sublease, licence or other form of occupancy agreement, shall comply with the obligations of the occupant of the applicable premises under the provisions of the applicable Non-Assigned Lease (including without limitation, repair of any damage to the premises caused by the Buyer or the applicable Designated Buyer Affiliate, and insurance for its own operations) and shall, provided access and occupancy is obtained and during the period that the Buyer or the applicable Designated Buyer Affiliate enjoys and/or is not deprived of the benefit of quiet and uninterrupted use and possession of the applicable Leased Premises (other than as a result of force majeure or a default by the Buyer or Designated Buyer Affiliate under the applicable sublease, licence or other form of occupancy agreement or the applicable landlord under the Non-Assigned Lease) for the conduct of the Diagnostics Business from such premises, promptly reimburse Metro GP for or, at the written direction of Metro GP, pay directly to the landlord the rents (including any applicable Taxes) and all other amounts payable by the tenant under the Non-Assigned Lease, including utility costs, realty Taxes and common area charges, in respect of the applicable premises accruing from and after the BC Closing Time, but for greater certainty shall not be responsible for the payment of any amount due by the tenant prior to the BC Closing Time, or in respect of obtaining the consent, or the consequences of the failure to obtain the consent, of the landlord to the assignment of the Non-Assigned Lease;
(iv)       MDS shall and shall cause Metro GP to continue to use commercially reasonable efforts to obtain and deliver the applicable landlord’s consent to the assignment to the Buyer or the applicable Designated Buyer Affiliate of the applicable Non-Assigned Lease, and in the event that such consent is not obtained and delivered within eighteen (18) months after the BC Closing Date, then, at the option of the Buyer or the applicable Designated Buyer Affiliate, the foregoing interim occupancy arrangement shall come to an end on the last day of the eighteenth (18th) month following the BC Closing Date, the Buyer or the applicable Designated Buyer Affiliate shall remove all of the Purchased Assets from the applicable premises, the applicable Non-Assigned Lease shall be deemed to be an Excluded Asset, and all obligations of the Buyer or the applicable Designated Buyer Affiliate with respect to such Non-Assigned Lease shall terminate; and
(v)        Buyer shall have reasonable access to all MDS personnel, information and data as may be reasonably required or requested by Buyer in connection with the obligations of MDS to obtain and deliver the applicable landlord’s consent to the assignment of the applicable Non-Assigned Lease to the Buyer or the applicable Designated Buyer Affiliate.  From and after this date, MDS shall keep Buyer apprised of its activities concerning its obtaining and delivering such applicable landlord consents, including, without limitation providing the Buyer with monthly reports identifying which additional consents have been obtained, whether there were any changes in the status of discussions with the landlords, and identifying the parties contacted and the statements made in connection with all outstanding consents.  MDS shall consult with and provide Buyer with all reasonable opportunities to assist MDS in such activities and agrees to consider, in good faith, all Buyer input and requests provided in the course of the aforementioned activities of MDS in respect of such applicable landlord consents and not to unreasonably refuse to take into account any reasonable Buyer requests or input received.
(d)        In respect of those Non-Assigned Leases in the name of any Operator other than Metro GP which are included in the Purchased Assets or to be transferred by an Operator as contemplated in Schedule 2.5, the following provisions shall apply:
(i)         if the landlord’s consent to the assignment of the Non-Assigned Lease has not been obtained prior to the BC Closing Time, the applicable Lease shall remain in the name of the applicable Operator to the extent permitted by its terms or shall be assigned and transferred by the applicable Operator, and such party shall continue to pay the rents and otherwise observe and perform the covenants and obligations of the tenant under the provisions of the applicable Non-Assigned Lease (including without limitation, maintenance and repair obligations and insurance requirements);
(ii)        on the BC Closing, to the extent permitted by Applicable Law and the terms of such Non-Assigned Lease, the Buyer or the applicable Designated Buyer Affiliate shall cause the applicable Operator to enter into a sublease, licence or other occupancy agreement with the Buyer or the applicable Designated Buyer Affiliate relating to such premises in a form mutually acceptable to the Parties, pending the delivery of the landlord’s consent to the assignment of the applicable Non-Assigned Lease, and the applicable Operator shall take or cause to be taken such reasonable action in its name or otherwise as the Parties shall mutually agree so as to provide Buyer or the applicable Designated Buyer Affiliate with, and/or not deprive Buyer or the applicable Designated Buyer Affiliate of, the benefit of quiet and uninterrupted use and possession of the applicable premises for its conduct of the Diagnostics Business;
(iii)       on the BC Closing, to the extent permitted by Applicable Law and the terms of such Non-Assigned Lease, the Buyer or the applicable Designated Buyer Affiliate shall access and occupy the applicable premises under the sublease, licence or other form of occupancy agreement, shall comply with the obligations of the occupant of the applicable premises under the provisions of the applicable Non-Assigned Lease (including without limitation, repair of any damage to the premises caused by the Buyer or the applicable Designated Buyer Affiliate, and insurance for its own operations); and
(iv)       MDS and Buyer shall continue to use commercially reasonable efforts to obtain and deliver the applicable landlord’s consent to the assignment by the applicable Operator to the Buyer or the Designated Buyer Affiliate of the applicable Non-Assigned Lease and, from and after the BC Closing Time, Buyer shall keep MDS apprised of its activities concerning its obtaining and delivering such applicable landlord consents, including, without limitation providing MDS with monthly reports identifying which additional consents have been obtained, whether there were any changes in the status of discussions with the landlords, and identifying the parties contacted and the statements made in connection with all outstanding consents.  Buyer shall consult with and provide MDS with all reasonable opportunities to assist Buyer in such activities and agrees to consider, in good faith, all MDS input and requests provided in the course of the aforementioned activities of Buyer in respect of such applicable landlord consents and not to unreasonably refuse to take into account any reasonable MDS requests or input received.
(e)        In respect of each Non-Assigned Lease in the name of any Operator other than Metro GP for which the landlord’s consent is required to the change of control of the applicable Operator contemplated herein in respect of such Non-Assigned Lease, if the landlord’s consent has not been obtained prior to the BC Closing Time, to the extent permitted by Applicable Law and the provisions of the applicable Non-Assigned Lease, upon the mutual agreement of the Parties the Non-Assigned Lease shall be assigned and transferred by the applicable Operator to Metro GP prior to the BC Closing and the provisions of Subsection 2.3(c) shall apply.
2.4                   Place of BC Closing
The BC Closing shall take place at the BC Closing Time at the offices of Fasken Martineau DuMoulin LLP, Toronto, Ontario, or at such other place as may be agreed upon by the Parties.
2.5                   BC Closing Time
Notwithstanding any provision herein to the contrary, the transactions comprising the BC Closing shall be effective in the sequence contemplated in Schedule 2.5.
Article 3
CONSIDERATION FOR PURCHASED ASSETS
3.1                   Purchase Price; Holdback Amount
(a)        Subject to Section 2.2 and to the adjustments set forth in Sections 3.1(a)(iv), 3.4, 3.5 and 3.6 and Schedule 3.1, the purchase price (the “Purchase Price”) payable to MDS or as MDS directs for all of the Purchased Assets, the Replacement Contracts and the Rix Assets is $524,000,000.  The cash amount payable on Closing (the “Closing Cash Amount”) is equal to the Purchase Price less (i) the amount of the Estimated Long-Term Liabilities; (ii) a contribution of capital of $3,000,000being the amount of cash, which together with the Target Working Capital will permit Buyer immediately after the BC Closing Time to carry on the Diagnostics Business in the ordinary course of business; (iii) the Holdback Amount; and (iv) the aggregate amount of the net proceeds received by MDS or any Operators from the sale of any assets Primarily related to the Diagnostics Business since April 30, 2006, including, without limitation, [REDACTED] to the extent that, in respect of any sale completed, such net proceeds are not less than $100,000 and have been distributed to Mether LP or the partners of Metro LP, as applicable.  Buyer acknowledges that the Purchase Price does not include any amount payable by Buyer as contemplated under Subsection 3.10(c).  MDS shall provide a statement of the Estimated Long-Term Liabilities to the Buyer three Business Days prior to the Closing Date.  MDS acknowledges that the Purchase Price is inclusive of the purchase price consideration payable by Buyer or the applicable Designated Buyer Affiliate to Metro LP under a Regional Purchase Agreement or the [REDACTED].  Consequently, appropriate adjustments shall be made to the Closing Cash Amount to reflect the actual purchase price paid under all Regional Purchase Agreements or the [REDACTED].
(b)        The Parties covenant and agree that the Holdback Amount shall be calculated under, governed by the principles set forth in, and released and paid to MDS subject to the terms and conditions prescribed by, Schedule 3.1.
3.2                   Post-Closing Audit
(a)        Forthwith following the BC Closing Time, MDS shall cause its auditor, Ernst & Young LLP, to conduct an audit of the MDS Diagnostics Division in order to prepare the Closing Balance Sheet.  Based on the Closing Balance Sheet, MDS shall prepare the unaudited Closing Regional Balance Sheet and the calculation of the Working Capital of the MDS Diagnostics Division in British Columbia as at the BC Closing Time.  The Closing Balance Sheet, the Closing Regional Balance Sheet and such calculation of Working Capital shall be prepared on a combined basis in accordance with GAAP, applied on a basis consistent with the Financial Statements.  Buyer shall co-operate with MDS and Ernst & Young LLP and shall provide to such Persons copies of all financial and other records and access to all necessary personnel required to conduct the audit and prepare the Closing Balance Sheet, the Closing Regional Balance Sheet and calculation of Working Capital.  At the request of MDS, Buyer shall provide assistance in the preparation of the Closing Balance Sheet, the Closing Regional Balance Sheet and the calculation of Working Capital.  Forthwith following the BC Closing Time, and for the purposes of Subsection 3.4(c), MDS shall prepare a balance sheet for each of Victoria Labs, Stirrat Labs, and Mether Properties (collectively, the “BC Sub Balance Sheets”), as at the BC Closing Time, which shall be prepared in accordance with GAAP, applied on a basis consistent with prior periods.
(b)        MDS shall co-operate with Buyer in conducting such audit and will provide to Buyer and its auditor copies of all working papers prepared by MDS for review.  Representatives of Buyer or Buyer’s auditor are permitted to be present at, and to participate in, any inventory counts and any other procedures used in preparing the Closing Balance Sheet, Closing Regional Balance Sheet, the BC Sub Balance Sheets and calculation of Working Capital.  A copy of the Closing Balance Sheet, Closing Regional Balance Sheet, the BC Sub Balance Sheets and Working Capital calculation shall be delivered to each Party within seventy-five (75) days of the BC Closing Date.
(c)        If Buyer objects to any of the Closing Balance Sheet, the Closing Regional Balance Sheet, the BC Sub Balance Sheets and the calculation of Working Capital, then Buyer shall prepare and deliver to MDS a statement (an “Objection Notice”) setting forth the matters that are the subject of Buyer’s objection and Buyer’s position including reasonable details of calculations on or before the thirtieth (30th) day after the delivery of such statements and calculation.  The Parties shall then use reasonable efforts to resolve such objection for a period of twenty (20) days following the delivery of the Objection Notice.  If the matter is not resolved by the end of such twenty (20) day period, then the matters remaining in dispute will be referred to the CEO of each Party to attempt to resolve within ten (10) days after the date of referral.  If the matter is not resolved within such ten (10) day period, then the items remaining in dispute shall be submitted by the Parties to arbitration in accordance with Article 9.  If Buyer fails to deliver an Objection Notice within the thirty (30) day period, it shall be deemed to have agreed to the Closing Balance Sheet, the Closing Regional Balance Sheet, the BC Sub Balance Sheets and Working Capital calculation which shall then be final and binding upon the Parties.
(d)        The “Working Capital Adjustment Date” shall be the date that is three (3) Business Days after (i) the date Buyer agrees in writing or is deemed under clause (c) above to agree to the Closing Balance Sheet, the Closing Regional Balance Sheet, the BC Sub Balance Sheets and Working Capital calculation, whichever is earlier or (ii) if Buyer issues an Objection Notice in accordance with the foregoing, the date the Parties agree to the Closing Balance Sheet, the Closing Regional Balance Sheet, the BC Sub Balance Sheets and the calculation of Working Capital or the date the Closing Balance Sheet, the Closing Regional Balance Sheet, the BC Sub Balance Sheets and Working Capital calculation are finally determined by arbitration as contemplated by this subsection, whichever is earlier.
3.3                   Determination of Value of Inventory, Accounts Receivable
For the purposes of Section 3.4, (a) Inventory shall be valued at the lower of actual cost or market value determined in accordance with GAAP, applied on a basis consistent with the Financial Statements; and (b) the value of the Accounts Receivable at the BC Closing Time shall be the amount included in the Closing Balance Sheet, (and the Closing Regional Balance Sheet) less an amount equal to the balance of Accounts Receivable owed by Persons other than a Governmental Authority or hospital that are older than 90 days and for which no provision has been made in the Closing Balance Sheet (and the Closing Regional Balance Sheet)  and less the amount of any Accounts Receivable excluded as an asset in the definition of MDS Operating Assets and Metro Operating Assets.
For greater certainty, in determining Working Capital and any amount under Subsection 3.4(c), any Liability for Taxes arising from or in connection with or the implementation of the Buyer Purchase Structure shall be valued at zero.
3.4                   Working Capital Adjustment
On the Working Capital Adjustment Date, the Purchase Price shall be adjusted in accordance with Section 3.5 and as follows:
(a)        the amount of any decrease in Working Capital of the MDS Diagnostics Division in British Columbia as at the BC Closing Time from the Target Working Capital shall be deducted from the Purchase Price and the amount of any increase in Working Capital of the MDS Diagnostics Division in British Columbia as at the BC Closing Time from the Target Working Capital shall be added to the Purchase Price, each on a dollar for dollar basis;
(b)        the Purchase Price shall be increased, on a dollar for dollar basis, by the amount that the cash, marketable securities and other cash equivalents as set forth on the Closing Balance Sheet (and the Closing Regional Balance Sheet) exceeds the Petty Cash included in the Working Capital of the MDS Diagnostics Division in British Columbia; and
(c)        the amount by which any current income Tax assets exceed (or are less than) any current income Tax Liabilities, in each case as disclosed on the BC Sub Balance Sheets as prepared in accordance with Subsection 3.2(a), shall increase (or decrease) the Purchase Price on a dollar for dollar basis, and the aggregate or net payment required under this Section 3.4 shall be made by the appropriate Party to the applicable Party on the Working Capital Adjustment Date.
3.5                   General Adjustments
The Parties shall make, without duplication, and provided that such adjustments are not already provided for on the Closing Balance Sheet and the Closing Regional Balance Sheet, the usual adjustments relating to the sale of the Purchased Assets as of the BC Closing Time and such adjustments shall be readjusted, if necessary, on the Working Capital Adjustment Date.  Adjustments shall include:
(a)        Realty Taxes, etc.  All amounts paid or payable with respect to realty Taxes, local improvements and other amounts usually adjusted with respect to the Real Property included in the Purchased Assets;
(b)        Charges Under Leases.  All amounts paid or payable to or by MDS or an Operator under the Leases included in the Purchased Assets including, without limitation, rental (including percentage rental, prepaid rent and security deposits), Taxes (including contributions by lessees to real estate Taxes), common area maintenance charges or contributions towards operating expenses, utilities charges, business Taxes, merchant’s association and advertising fees and occupancy costs;
(c)        Adjustments Under Contracts and Equipment Leases.  All amounts paid or payable by, or in the case of amounts such as rebates or royalties, payable to, MDS or an Operator under the Contracts and Equipment Leases (including any deposits) included in the Purchased Assets;
(d)        Employee Remuneration and Benefits.  Wages, bonuses, commissions, sick pay, vacation pay, contributions to Benefit Plans and other remuneration and health, welfare or other benefits accrued, paid or payable by MDS or Operator to or in respect of the unionized Metro Employees and the Offer Employees who accept the offer of employment of Buyer or a Designated Buyer Affiliate; and
(e)        Fuel, Utilities, etc.  All fuel, water, telephone and other utility charges paid or payable by MDS or Operator in respect of the Real Property included in the Purchased Assets.
Notwithstanding the foregoing, no adjustment shall be made in respect of any one of the aforementioned class of items specified in Subsections 3.5(a) through (c) and (e) unless the particular adjustment amount (the “Threshold Adjustment”) in respect of an item in such class is at least $25,000.  Any readjustments and payment therefor shall be made by Buyer or MDS, as applicable, to the other Party on the Working Capital Adjustment Date.  Without limiting the foregoing, in respect of Leases, the Parties acknowledge that certain adjustments and payments therefor under each Lease included in the Purchased Assets such as common area charges, realty Taxes and contributions towards operating expenses, shall be made when the lessor under that Lease provides to Buyer or the applicable Designated Buyer Affiliate a final adjustment amount in respect of such Lease for the lease years for which no such adjustment has been given to MDS at the Working Capital Adjustment Date. Once the Threshold Adjustment is obtained in respect of any one of the aforementioned items, Buyer or the applicable Designated Buyer Affiliate shall provide to MDS a copy of the adjustment(s) received from the applicable third party within ten (10) days of receipt of same and the payment of any readjustment between the Parties based upon the information contained in such third party’s adjustments shall be made by the appropriate Party promptly thereafter.
3.6                   Long-Term Liability and Other Adjustments
(a)        On the Working Capital Adjustment Date, the Closing Cash Amount and Assumed Liabilities shall be adjusted as follows:  (i) the Assumed Liabilities shall be decreased and the Closing Cash Amount shall be increased by the amount that the Assumed Long-Term Liabilities in British Columbia as at the BC Closing Time is less than the Estimated Long-Term Liabilities; and (ii) the Assumed Liabilities shall be increased and the Closing Cash Amount shall be decreased by the amount that the Assumed Long-Term Liabilities in British Columbia as at the BC Closing Time exceeds the Estimated Long-Term Liabilities, each on a dollar for dollar basis and the aggregate or net payment required under this Section 3.6 shall be made by Buyer or MDS, as applicable, to the other Party on the Working Capital Adjustment Date.
(b)        Notwithstanding the provisions of Section 3.2 and 3.4, if, prior to the date that is eighteen (18) months after the BC Closing Time (the “Accrual Adjustment Date”), it is determined that a Liability provided for on the Closing Balance Sheet, which is based on an estimate made in accordance with GAAP (including in respect of claims reported, but not incurred under applicable health and dental Benefit Plans of the Employees), is less than or more than the actual amount paid by MDS or an Affiliate thereof in respect of such Liability, provided the difference between the accrual and the actual Liability is at least $25,000, the Purchase Price shall be reduced or increased, respectively, each on a dollar for dollar basis, and Buyer or MDS shall pay the other party, as appropriate, the amount of such difference within ten (10) Business Days of the Accrual Adjustment Date.
3.7                   Interest
Any adjustments to the Purchase Price payable in accordance with Sections 3.4 and 3.5 and any amount payable pursuant to Section 3.6 shall bear interest at the Prime Rate calculated from the earlier of the date the adjustment is due or 120 days after the BC Closing Date to the date of payment of the adjustment.
3.8                   Allocation of Purchase Price
The Parties shall allocate $1,000 to the Non-Competition Agreement and the balance of the Purchase Price among the Purchased Assets, the Replacement Contracts and the Rix Assets as mutually agreed and as set forth in Schedule 3.8 - Purchase Price Allocation.
The Parties agree that the amount of the Purchase Price allocated to each Purchased Asset, Replacement Contract, Non-Competition Agreement and Rix Assets is the fair market value thereof and agree to file all returns and forms, and provide all information, under the ITA and any applicable taxing statute or regulation, on the basis of the agreed allocation.
If the Purchase Price is adjusted pursuant to the terms of this Agreement, appropriate adjustments shall be made by the Parties jointly to the allocations set forth in this Section 3.8.  The Parties shall file their respective Tax Returns in a manner that reflects and is consistent with the foregoing.  The Parties agree to amend any Tax filings or elections as may be required or as may be reasonable to reflect any revisions to the allocations under this Section 3.8.
3.9                   Payment of Purchase Price
At the BC Closing Time, Buyer or the applicable Designated Buyer Affiliate shall pay and satisfy the Purchase Price as follows:
(a)        Buyer or the applicable Designated Buyer Affiliate shall assume, pay, perform and discharge the Assumed Liabilities in accordance with their terms;
(b)        Buyer or the applicable Designated Buyer Affiliate shall pay the Closing Cash Amount payable to MDS or its Affiliates, Mether LP or Metro LP to or to the order or at the direction of MDS or its Affiliates, Mether LP or Metro LP in accordance with Schedule 3.8 - Purchase Price Allocation by wire transfer of immediately available funds to one or more bank accounts as directed by MDS prior to the BC Closing Time; and
(c)        As to the Holdback Amount, by release and payment of all or such portions thereof in accordance with Schedule 3.1 to or to the order or at the direction of MDS in accordance with Schedule 3.1.
in full satisfaction thereof, subject to the adjustments to be made pursuant to Sections 2.2, 3.1(a)(iv), 3.4, 3.5 and 3.6 and Schedule 3.1.
3.10                 Transfer Taxes and Tax Elections
(a)        Where permitted by Applicable Law, Buyer or the applicable Designated Buyer Affiliate and Metro LP will execute on the BC Closing and file a joint election under section 22 of the ITA and the corresponding provisions of any other applicable taxing statute or regulation, within the prescribed time periods, in respect of the Accounts Receivable of Metro LP included in the Metro Operating Assets and shall designate in such election an amount equal to the portion of the Purchase Price allocated to such Accounts Receivable as the consideration paid by Buyer therefor.
(b)        To the extent that Metro LP has received an amount in respect of services not rendered or goods not delivered and has an Assumed Liability arising therefrom and Metro Operating Assets having a fair market value equal to such amounts are transferred to Buyer or the applicable Designated Buyer Affiliate as payment for such Assumed Liabilities, MDS shall cause Metro LP to, and Buyer or the applicable Designated Buyer Affiliate shall execute on the BC Closing and file an election pursuant to the provisions of section 20(24) of the ITA and the corresponding provisions of any applicable taxing statute or regulation within the prescribed time periods.
(c)        Buyer or the applicable Designated Buyer Affiliate shall remit direct to the appropriate Governmental Authority, all sales and transfer Taxes, registration charges and transfer fees payable by it in respect of the purchase and sale of the Purchased Assets, the Replacement Contracts and the Rix Assets under this Agreement, and upon the request of MDS, the payor shall furnish proof of such payment, except that all Taxes properly collectable by MDS, Mether LP or Metro LP on the sale of the Purchased Assets, the Replacement Contracts and Rix Assets (including any GST) shall be paid by Buyer or the applicable Designated Buyer Affiliate to MDS, Mether LP or Metro LP, as applicable, on the BC Closing in addition to the Purchase Price.
(d)        Where permitted by Applicable Law, Metro LP and Buyer or the applicable Designated Buyer Affiliate shall, at the BC Closing, elect jointly pursuant to the provisions of subsection 167(1) of the Excise Tax Act (Canada) and under any similar provision of any applicable provincial legislation in the form prescribed for the purposes of that provision, in respect of the sale and transfer of the Metro Operating Assets that for purposes of such legislation no GST (and any comparable provincial Taxes) is payable on the purchase of the Metro Operating Assets, provided, however, that Buyer or the applicable Designated Buyer Affiliate shall be responsible and indemnify and hold harmless MDS and Metro GP for any GST (and any comparable provincial Taxes) to the extent payable notwithstanding this election plus any interest and/or penalties payable as a consequence thereof.
3.11                 Excluded Liabilities
Neither Buyer nor any Designated Buyer Affiliate shall assume or have any obligation to discharge, perform or fulfill any Liabilities of MDS of any kind whatsoever other than the Assumed Liabilities (collectively, the “Excluded Liabilities”), all of which shall remain obligations of MDS.
Article 4
REPRESENTATIONS AND WARRANTIES
4.1                   Representations and Warranties of MDS
MDS represents and warrants to Buyer as set forth in the following Subsections of this Section 4.1.  Buyer acknowledges that all representations and warranties made by MDS in this Agreement are qualified in their entirety by the information and exceptions disclosed in the Disclosure Letter and the schedules thereto.  Without limiting the foregoing, all representations and warranties of MDS with respect to the assets, the Liabilities, employees, Benefit Plans and other labour matters, Taxes and business and operations of the Operators are qualified to the extent of any action taken or omitted to be taken or Liability incurred in connection with or in any way related to the implementation of the Buyer Purchase Structure.
4.1.1                Corporate Matters
(a)        Each of Metro GP, Mether GP, Mether Properties, Stirrat Labs and Victoria Labs (each a “Corporate Operator”) is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation.  Each of Metro LP and Mether LP (each a “Partnership Operator”) is a limited partnership duly formed and validly existing under the laws of its jurisdiction of formation.  Prince George Labs is a partnership duly formed and validly existing under the laws of its jurisdiction of formation.  Except as set forth in Subsection 4.1.1(a) of the Disclosure Letter, no proceedings have been taken or authorized by MDS, a Corporate Operator, a Partnership Operator or Prince George Labs, or, to the best of MDS’ knowledge, by any other Person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding up of a Corporate Operator, a Partnership Operator or Prince George Labs.  To the knowledge of MDS, each of Excelleris GP and Trainor GP (each a “Non-Controlled Corporate Operator”) is a corporation duly incorporated and validly existing under the laws of its jurisdiction.  To the knowledge of MDS, each Non-Controlled Other Operator is a limited partnership or partnership, as applicable, duly formed and validly existing under the laws of its jurisdiction of formation.  Dawson Creek is an unincorporated joint venture governed by the terms of the Dawson Creek joint venture agreement between Metro LP and other joint venture parties,as more particularly described in item 20 of Subsection 4.1.2(a) of the Disclosure Letter,  which remains in full force and effect. To the knowledge of MDS, no proceedings have been taken or authorized by MDS or a Non-Controlled Operator or by any other Person with respect to the bankruptcy, insolvency, liquidation, dissolution or winding up of a Non-Controlled Operator.
(b)        Each Corporate Operator and, to the knowledge of MDS, each Non-Controlled Corporate Operator has all necessary corporate power and capacity, and each Partnership Operator, Prince George Labs and, to the knowledge of MDS, each Non-Controlled Other Operator has all necessary power and capacity under the partnership agreement governing it, to own or lease the Purchased Assets owned or leased by it or, in the case of Operators, to own or lease the assets owned or leased by it and used to carry on the Diagnostics Business (other than the Purchased Assets) (the “Other Assets”) and to carry on the Diagnostics Business as presently carried on by it.  Neither the nature of the Diagnostics Business nor the location or character of any of the Purchased Assets or the Other Assets, as applicable, requires any Operator to be registered, licensed or otherwise qualified as an extra-provincial or foreign corporation or partnership or to be in good standing in any jurisdiction other than (i) jurisdictions where it is duly registered, licensed or otherwise qualified and in good standing for such purpose or (ii) to the extent that any failure to be so qualified, either individually or in the aggregate, would not have a Material Adverse Effect.
(c)        MDS has all necessary corporate power and capacity to execute and deliver and perform its covenants and obligations under this Agreement and the Closing Documents to which it will be a party.  MDS has taken all corporate action necessary to authorize the execution and delivery of, and the observance and performance of its covenants and obligations under, this Agreement and the Closing Documents to which it will be a party. Mether LP has all necessary power and capacity to execute and deliver and perform its covenants and obligations under this Agreement and the Closing Documents to which it will be a party.  Mether LP has or will have prior to the BC Closing Time taken all action under the limited partnership agreement governing Mether LP necessary to authorize the execution and delivery of, and the observance and performance of its covenants and obligations under, this Agreement and the Closing Documents to which it will be a party.
(d)        This Agreement has been duly executed and delivered by each of MDS and Mether LP and the Closing Documents to be entered into by MDS, Mether LP, Metro LP or Metro GP will be duly executed and delivered by MDS, Mether LP, Metro LP or Metro GP.  This Agreement constitutes a valid and binding obligation of each of MDS and Mether LP enforceable against MDS and Mether LP, as applicable, in accordance with its terms and each such Closing Document will constitute a valid and binding obligation of MDS, Mether LP or Metro LP enforceable against MDS, Mether LP or Metro LP in accordance with its terms.
(e)        MDS is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation.  No proceedings have been taken or authorized by MDS, or, to the best of MDS’ knowledge, by any other Person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding up of MDS. MDS has all necessary corporate power and capacity to own or lease the Purchased Assets owned or leased by it, to own the Replacement Contracts once acquired thereby and to own the Rix Assets upon completion of the Rix Closing and to carry on the Diagnostics Business as presently carried on by it.  Neither the nature of the Diagnostics Business nor the location or character of any of the Purchased Assets or Rix Assets requires MDS to be registered, licensed or otherwise qualified as an extra-provincial or foreign corporation or partnership or to be in good standing in any jurisdiction other than (i) jurisdictions where it is duly registered, licensed or otherwise qualified and in good standing for such purpose or (ii) to the extent that any failure to be so qualified either individually or in the aggregate, would not have a Material Adverse Effect.
4.1.2                Absence of Conflicting Agreements
None of the execution and delivery of, or the observance and performance by MDS, Mether LP, Metro LP or Metro GP of, any covenant or obligation under this Agreement or any Closing Document to which MDS, Mether LP, Metro LP or Metro GP is or will be a party:
(a)        contravenes or results in, or will contravene or result in, a violation of or a default under (with or without the giving of notice or lapse of time, or both) or in the acceleration of any obligation under:
(i)         subject to the consents to the within transactions and the rights of the third parties contemplated in Subsection 2.1(b), the articles or by-laws of MDS, each Corporate Operator or the partnership agreement governing a Partnership Operator;
(ii)        except for the Leases, the Equipment Leases and the Contracts included in the Purchased Assets and the Shared Contracts, the consent to the assignment or transfer of which or a change of control of the party thereto which may be required from landlords or other third parties thereunder in connection with the BC Closing, the consents to the within transactions and the rights of the third parties contemplated in Subsection 2.1(b) as set forth in, and in addition to the others set forth in, Subsection 4.1.2 of the Disclosure Letter, the provisions of any material agreement, lease, mortgage or security document to which MDS or any Operator is a party; except, in each case any contravention, violation, default under or acceleration of any obligations under any such agreement, lease, mortgage or security document that would not have a Material Adverse Effect individually or in the aggregate;
(iii)       Applicable Law; or
(b)        will result in the creation or imposition of any material Encumbrance on an Operator or any of the Purchased Assets or Other Assets, as applicable, or will result in the creation or imposition of any material Encumbrance on a Rix Asset after the Rix Closing, except as set forth in Subsection 4.1.2 of the Disclosure Letter.
4.1.3                Regulatory Approvals
Except as set forth in Subsection 4.1.3 of the Disclosure Letter, no consent, approval, or authorization of, or registration or filing with, any Governmental Authority is required by MDS, any Operator or, to the knowledge of MDS, any Non-Controlled Operator in connection with the execution and delivery by MDS of this Agreement or by MDS, Mether LP, Metro LP or Metro GP of any Closing Document to which it will be a party or the observance and performance by MDS, Mether LP, Metro LP or Metro GP of its respective obligations under this Agreement or such Closing Documents to which it will be a party other than the Regulatory Consents and other than those consents, approvals, authorizations, registration, declarations or filings with any Governmental Authority which are routine post-closing notifications or filings or those the absence of which will not have a Material Adverse Effect.
4.1.4                Title to Assets
(a)        The Persons set forth in Subsection 4.1.4 of the Disclosure Letter are the registered and beneficial owners of the Real Property, with good and marketable title thereto and MDS, Mether LP, Metro LP and Metro GP collectively are the legal and beneficial owners of the remaining Purchased Assets and, upon MDS and the applicable third party entering into a Replacement Contract, such Replacement Contract, and, on completion of the Rix Closing, MDS will be the beneficial owner of the Rix Assets, in each case with good and valid title thereto free and clear of any Encumbrances, except for Permitted Encumbrances.  The Operators other than Mether LP, Mether GP, Metro LP and Metro GP collectively are the legal and beneficial owners of the Other Assets, with good and valid title thereto, free and clear of any Encumbrances, except for Permitted Encumbrances.
(b)        Notwithstanding Subsection (a), MDS or the applicable Operator, as the case may be in respect of each of the Purchased Assets comprising Technical Information, is the legal and beneficial owner of the Technical Information with good and valid title thereto, free and clear of any Encumbrances, except for Permitted Encumbrances, and has a valid and legally enforceable right in Canada and the United States to use (inclusive of the right to commercially exploit and further license and convey) the Technical Information free from third party interference.
(c)        Notwithstanding Subsection (a), MDS or the applicable Operator, as the case may be in respect of each of the Purchased Assets comprising Proprietary IP, is the sole and exclusive owner in Canada and the United States of all Proprietary IPincluded in the Purchased Assets, free and clear of all Encumbrances, except for Permitted Encumbrances.
4.1.5                No Options
Except as set forth in Subsection 4.1.5 of the Disclosure Letter, no Person other than Buyer has, or will have in respect of the Rix Assets after the Rix Closing, any written agreement, option, warrant, privilege or right, or any right capable of becoming any of the foregoing for the purchase from MDS, Mether LP or Metro LP of any of the Purchased Assets, the Replacement Contracts or Rix Assets.
4.1.6                Litigation
Except as set forth in Subsection 4.1.6 of the Disclosure Letter, there is no claim, demand, suit, action, cause of action, dispute, proceeding, investigation, inquiry, litigation, grievance, arbitration, governmental proceeding or other proceeding including appeals and applications for review, in progress against, by or relating to or affecting the Purchased Assets, the Replacement Contracts, the Rix Assets, the Other Assets or the Diagnostics Business, nor, to the knowledge of MDS are any of the same threatened, which if decided adversely to MDS or an Operator would have a Material Adverse Effect.  There is no Order outstanding against MDS or any Operator that affects the Diagnostics Business or any of the Purchased Assets, the Rix Assets or the Other Assets, except those that would not have a Material Adverse Effect.
4.1.7                The Financial Statements
(a)        The Financial Statements and Quarterly Statements:
(i)         have been prepared in accordance with Generally Accepted Accounting Principles, applied on a basis consistent with that of the preceding periods; and
(ii)        present fairly, in all material respects, the assets, Liabilities (whether accrued, absolute or contingent) and the financial position of the MDS Diagnostics Division and the results of the operations of the MDS Diagnostics Division as at the dates thereof and for the periods covered thereby in accordance with GAAP.
(b)        The Regional Financial Statements:
(i)         have been prepared in accordance with Generally Accepted Accounting Principles, applied on a basis consistent with that of the Financial Statements; and
(ii)        present fairly, in all material respects, the assets, Liabilities and the financial position of the MDS Diagnostics Division in British Columbia and the results of the operations of the MDS Diagnostics Division in British Columbia as at the dates thereof and for the period covered thereby in accordance with GAAP.
4.1.8                Absence of Changes
Except as set forth in Subsection 4.1.8 of the Disclosure Letter or as contemplated by this Agreement, since the date of the Financial Statements:
(a)        MDS, each Operator and, to the knowledge of MDS, each Non-Controlled Operator has conducted the Diagnostics Business carried on by it in the ordinary course;
(b)        there has not been any material change in the condition of the Diagnostics Business, the Purchased Assets, the Replacement Contracts or Other Assets, as applicable, or the financial position or results of operations of MDS Diagnostics Division in British Columbia other than changes reflected in the Quarterly Statements and changes in the ordinary course of business, and such changes have not, either individually or in the aggregate, had a Material Adverse Effect;
(c)        there has not been any damage, destruction, loss, technology failure, labour dispute, organizing drive, application for certification or other event, development or condition of any character (whether or not covered by insurance) which has had or would reasonably be expected to have a Material Adverse Effect.
4.1.9                Absence of Unusual Transactions
Except as set forth in Subsection 4.1.9 of the Disclosure Letter or as contemplated by this Agreement, since the date of the Financial Statements:
(a)        neither MDS nor any Operator has increased (or offered to increase) the compensation paid or payable to the Employees or increased (or offered to increase) the benefits to which the Employees are entitled under any benefit or pension plan of such Person or created (or offered to create) any new benefit or pension plan for the Employees or entered into any Contract with an Employee, in each case other than in the ordinary course of business;
(b)        neither MDS nor any Operator has created any Encumbrance on any of the Purchased Assets, the Replacement Contracts and the Rix Assets or suffered or permitted any such Encumbrance that has arisen on the Purchased Assets or the Replacement Contracts since that date to remain, other than Permitted Encumbrances;
(c)        no Operator (excluding Mether LP and Mether GP) has:
(i)         changed its accounting practices or policies in any material respect;
(ii)        modified, amended or terminated any Contract to which it is or was a party, or waived or released any right which it has or had, other than in the ordinary course of its business or that has not individually or in the aggregate had or would reasonably be expected to have a Material Adverse Effect;
(iii)       incurred any material debt, liability or obligation for borrowed money, or incurred any other material debt, liability or obligation, except in the ordinary course of its business;
(iv)       nor MDS relating to the Diagnostics Business has, suffered an operating loss or any unusual or extraordinary loss, or entered into any commitment or transaction not in the ordinary course where such loss, commitment or transaction is or would be material in relation to the Purchased Assets or the Diagnostics Business;
(v)        except as set forth in Subsection 4.1.9 of the Disclosure Letter, nor MDS relating to the Diagnostics Business, has hired or dismissed any senior Employees;
(vi)       except as set forth in Subsection 4.1.9 of the Disclosure Letter, nor MDS relating to the Diagnostics Business has, directly or indirectly, engaged in any transaction, made any loan or entered into any arrangement with any officer, director, partner, shareholder, Employee (whether current or former or retired), consultant, independent contractor or agent of an Operator, except in the ordinary course and consistent with past practice; and
(vii)      except as set forth in Subsection 4.1.9 of the Disclosure Letter, nor MDS relating to the Diagnostics Business, has deferred any capital expenditures or commitments therefor which were budgeted for in the capital expenditure budgets of the Diagnostics Business for the current fiscal year or would have been made in the ordinary course;
(d)        no Corporate Operator nor, to the knowledge of MDS, any Non-Controlled Corporate Operator, has issued or sold any shares, bonds or other securities of any type whatsoever;
(e)        no Partnership Operator nor, to the knowledge of MDS, any Non-Controlled Other Operator, has issued or sold any units, partnership interests or other securities of any type whatsoever;
(f)         neither MDS nor the Operators have authorized, agreed or otherwise become committed to do any of the matters set forth in paragraphs (c), (d) and (e) above; and
(g)        to the knowledge of MDS, no Non-Controlled Operator has authorized, agreed or otherwise become committed to do any of the matters set forth in paragraphs (d) and (e) above.
4.1.10              Compliance with Applicable Law
MDS, each Operator and, to the knowledge of MDS, each Non-Controlled Operator has operated that part of the Diagnostics Business presently operated by it and currently operates such Diagnostics Business in compliance with all Applicable Laws in all material respects.
4.1.11              Sufficiency of Purchased Assets
The Purchased Assets and Other Assets owned, leased or otherwise held by MDS and the Operators are, together with the Rix Assets, the Replacement Contracts and the Limited Trade Mark Licence, sufficient to carry on the Diagnostics Business as presently conducted by MDS and each such Operator, subject to clauses (b), (e), (l), (p) and, to the extent used in the Diagnostics Business, (f) of the definition of the Excluded Assets, all Employees, and any services to be provided by MDS or a third party to the Buyer and/or any Designated Buyer Affiliates after the BC Closing under the Migration Agreement.  It being acknowledged that the Parties have agreed to the Replacement Contracts under Sections 5.8 and 5.11 and MDS makes no representation or warranty as to the sufficiency of the Replacement Contracts and shall have no liability therefor.  Except as set forth in Schedule F1 to the Disclosure Letter, Schedule F to the Disclosure Letter lists all employees necessary to carry on the Diagnostics Business as presently conducted by each such Operator and MDS. Each of the Excluded Assets, other than Bow Valley Medical Laboratories Ltd., set forth in paragraph (c) of the definition for such term herein are of nominal value to the Operators and the Diagnostics Business, as currently conducted or are in respect of Persons that do not constitute or have business activities or operations relating to the Diagnostics Business.
4.1.12              Licences
Except as set forth in Subsection 4.1.12 of the Disclosure Letter, each of MDS, the Operators and, to the knowledge of MDS, the Non-Controlled Operators, possesses all Licences material to the conduct of the Diagnostics Business carried on by it and each such Licence of MDS, any Operator and, to the knowledge of MDS, a Non-Controlled Operator is in full force and effect and, each of MDS, the Operators and, to the knowledge of MDS, the Non-Controlled Operators is in compliance with the terms and conditions of such Licences in all material respects and, to the knowledge of MDS, no proceeding is pending or threatened to revoke or limit any such Licence.  Each Licence of MDS or an Operator material to the conduct of the Diagnostics Business carried on by it is listed in Subsection 4.1.12 of the Disclosure Letter.
4.1.13              Employees, Labour Matters
(a)        Schedule F annexed to the Disclosure Letter contains as at August 28, 2006:
(i)         the employee identification number and titles of all Employees together with the location of their employment;
(ii)        the date each Employee was hired;
(iii)       a list of all employment offers made by MDS or an Operator to an executive Employee or an Employee with a total annual salary which exceeds $150,000;
(iv)       the rate of annual remuneration or hourly wage of each Employee at the date hereof and all bonuses, incentive schemes, benefits and all other compensation to which such Employee is entitled;
(v)        the amount of vacation pay to which each Employee is entitled on the date hereof; and
(vi)       the contractor identification letter of all independent contractors that regularly provide material services to an Operator (or, to the extent the services relate exclusively to the Diagnostics Business, MDS) pursuant to a consulting arrangement and their annual remuneration.
(b)        Except as disclosed in Subsection 4.1.13 of the Disclosure Letter, no Employee is employed under a contract which cannot be terminated by his or her employer with appropriate notice and there are no retention, change of control or deal bonuses or other compensation or benefits payable by the Buyer or the Operators pertaining to the sale of the Diagnostics Business.  MDS and each Operator has withheld and remitted or paid to the relevant Governmental Authority all income Taxes, employment insurance contributions, Canada Pension Plan contributions and any Taxes or other amounts which it is required by statute to withhold and remit or pay to any Governmental Authority in respect of its Employees.
(c)        Except as disclosed in Subsection 4.1.13 of the Disclosure Letter, there are no outstanding charges or inspection Orders made under applicable occupational health and safety legislation of any jurisdiction in which the Diagnostics Business is carried on by MDS or an Operator in respect of the Diagnostics Business carried on by such Operator nor, to the knowledge of MDS, are any charges pending or threatened in writing under such legislation.
(d)        There are no outstanding notices of assessment, provisional assessment, reassessment, supplementary assessment, penalty assessment or increased assessment (collectively, “assessments”) which MDS or any Operator has received from any workers’ compensation board or similar authority and there are no material assessments which are unpaid on the date hereof or which will be unpaid at the BC Closing Time.
4.1.14              Collective Agreements
The only collective agreements to which MDS or an Operator is a party and which relate to the Diagnostics Business are those listed in Subsection 4.1.14 of the Disclosure Letter.  Except as described in Subsection 4.1.14 of the Disclosure Letter, no trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any Employees of MDS or any of the Operators by way of certification, interim certification, voluntary recognition, or successor rights, or, to the knowledge of MDS, has applied or threatened to apply to be certified as the bargaining agent of any of such employees.  To the knowledge of MDS, no material work stoppage or other material labour dispute in respect of the Diagnostics Business is pending or threatened.  There are no outstanding arbitration awards, labour grievances or arbitration proceedings under such collective agreements that, if decided against MDS or the applicable Operator, are reasonably likely to have a Material Adverse Effect.
4.1.15              Benefit Plans
(a)        Subsection 4.1.15 of the Disclosure Letter contains a true and complete list of all Benefit Plans of the Diagnostics Business and identifies which of such Benefit Plans is a Pension Plan.  Except as disclosed at Subsection 4.1.15 of the Disclosure Letter, neither MDS nor any Operator has a formal plan or commitment to create any additional Benefit Plan or to modify, amend or change any existing Benefit Plan that would affect any Employee or former employee of the Diagnostics Business, except such modification, amendment or change as may be required to be made to secure the continued registration of any existing Benefit Plan with any applicable Governmental Authority or to reflect annual premium changes in the ordinary course of business.  Except as disclosed at Subsection 4.1.15 of the Disclosure Letter, none of the Benefit Plans in which Employees will continue to participate after the BC Closing provide for benefit increases or the acceleration of, or an increase in, funding obligations that are contingent upon or will be triggered by the entering into of this Agreement or the completion of the transactions contemplated herein.
(b)        With respect to each of the Benefit Plans, MDS and Metro LP have made available to Buyer true, correct and complete copies of each of the following documents:
(i)         a copy of the current and, for the BC Retirement Plans only, the predecessor terms of the Benefit Plan;
(ii)        if the Benefit Plan is funded through a trust or any third party funding arrangement, a copy of the current and, for the BC Retirement Plans only, the predecessor trust or other funding agreement (including all amendments thereto) and the most recent financial statements thereof;
(iii)       all current material Contracts relating to the Benefit Plan with respect to which MDS or an Operator may have any Liability, including insurance contracts, investment management agreements, subscription and participation agreements and record keeping agreements;
(iv)       the most recent financial, accounting, actuarial valuation or other report, as applicable, of each Benefit Plan whether or not such report is required by Applicable Law; and
(v)        the most recent annual information returns filed with Governmental Authorities in respect of each Benefit Plan for which such filing is required by Applicable Law.
(c)        Except as disclosed in Subsection 4.1.15 of the Disclosure Letter, no material changes have occurred in respect of any Benefit Plan since the date of the most recent financial, accounting, actuarial or other report, as applicable, issued in connection with any Benefit Plan, which could reasonably be expected to adversely affect the relevant report (including rendering it misleading in any material respect), other than changes arising as a result of the experience of the Benefit Plan or changes in the assumptions or methods used in the most recent report.
(d)        Neither MDS nor Metro LP has received, or applied for, any payment of surplus out of any Benefit Plan or any payment in respect of the demutualization of the insurer of any Benefit Plan.
(e)        Except as disclosed in Subsection 4.1.15 of the Disclosure Letter, there have been no withdrawals or transfer of assets from any BC Retirement Plan that required regulatory approval and, where so disclosed, such withdrawals or transfers of assets were in accordance with the terms of such Benefit Plan and all Applicable Laws.
(f)         All Employee data necessary to administer each Benefit Plan is in the possession of MDS or the Operators, will be included in the Purchased Assets or Other Assets and is complete, correct and in a form which is sufficient for the proper administration of the Benefit Plan in accordance with its terms and all applicable laws.
(g)        None of the Benefit Plans require or permit a retroactive increase in premium or payments or require additional premiums or payments upon termination of the Benefit Plan or any insurance contract relating thereto, and the level of insurance reserves, if any, under any insured Benefit Plan is reasonable and sufficient to provide for all incurred but unreported claims.
(h)        The Liabilities of the Diagnostics Business in respect of all Benefit Plans are properly reflected in the Financial Statements according to GAAP, other than Liabilities related to the MDS Option Plan which are not reflected on the Financial Statements.
(i)         None of the Pension Plans in which the BC Employees participate is registered as a multi-employer pension plan as defined under the provisions of any applicable federal or provincial pension standards legislation.
(j)         Except as disclosed at Subsection 4.1.15 of the Disclosure Letter, no Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to Employees or former employees of the Diagnostics Business beyond retirement or other termination of service, other than:
(i)         coverage required by Applicable Law,
(ii)        death or retirement benefits under any Pension Plan,
(iii)       deferred compensation benefits accrued as Liabilities in the Financial Statements, or
(iv)       benefits the full cost of which is borne by the Employee or former employee (or his beneficiary).
(k)        All employer contributions required to be made by MDS or an Operator that are due under Applicable Law to the Pension Plans as of the date hereof have been made or properly accrued.  All employee contributions to such Pension Plans required to be contributed prior to the most recent pay period ending prior to the date hereof have been properly withheld by MDS or the applicable Operator and have been fully paid into the funding arrangements for the respective Pension Plan.
(l)         Neither MDS nor, to the knowledge of MDS, any Operator has received any written notice of any material claims or proceedings involving MDS, the Operator or, to the knowledge of MDS, any of the Employees before any Governmental Authority relating to any Benefit Plan.
4.1.16              Residence
MDS is not a non-resident of Canada within the meaning of the ITA and each of Metro LP and Mether LP is a “Canadian partnership” for the purposes of the ITA.
4.1.17              Insurance
The Purchased Assets and Other Assets owned or used by MDS and the Operators in the operation of the Diagnostics Business are insured pursuant to the insurance policies listed at Subsection 4.1.17 of the Disclosure Letter.  All such policies of insurance are in full force and effect and neither MDS nor an Operator is in material default, whether as to the payment of premium or otherwise, under the terms of any such policy.  All claims of MDS or any Operator relating to the Diagnostics Business under such insurance policies and other policies held over the past three (3) years and all losses covered by any insurance policy deductible or self insurance are listed at Subsection 4.1.17 of the Disclosure Letter.
4.1.18              Intellectual Property Rights and Information Systems
(a)        Other than any (i) unregistered copyrights and unregistered trade marks and common law rights in trade marks; (ii) moral rights, all rights of priority, rights to file applications for inventions and derivative applications and patents in any and all jurisdictions; and (iii) industrial design rights other than industrial design registrations and pending applications for same (all of which for greater certainty are included in the Purchased Assets in accordance with the terms and conditions hereof), Schedule E annexed to the Disclosure Letter sets forth a true and complete list of all Intellectual Property Rights which are proprietary to MDS and Metro LP and which are included in the Purchased Assets including all Software which is proprietary to MDS or Metro LP and which is included in the Purchased Assets (such Intellectual Property Rights including such Software collectively the “Proprietary IP”).
(b)        Schedule E annexed to the Disclosure Letter sets forth a true and complete list of all Intellectual Property Rights licensed from third parties that is used in whole or in part in the Diagnostics Business (the “Licensed IP”).
(c)        Except pursuant to the license agreements disclosed on Schedule D to the Disclosure Letter, neither MDS nor Metro LP has licensed or granted any material interest in or right to use, access or exploit all or any portion of any Proprietary IP to any other Person.
(d)        All registrations and filings necessary to preserve the rights of MDS or Metro LP in and to such Proprietary IP, in each case federally in Canada and in the United States, as at the date hereof have been made other than those that the failure to make has not had and would not reasonably be expected to have a Material Adverse Effect.  Except as set forth in Schedule E to the Disclosure Letter, there have been no patents applied for and no other intellectual property registrations of any nature made, by MDS or an Operator, in any jurisdiction concerning all or any part of the Proprietary IP.
(e)        To the knowledge of MDS, none of:  (i) the Proprietary IP; (ii) MDS’ or an Operator’s ownership, use, operation, copying, licensing or other commercial exploitation of the Proprietary IP; and (iii) the carrying on of the Diagnostics Business infringes, violates or breaches the intellectual property or other proprietary rights in Canada or the United States of any other Person.  MDS is not aware of any misappropriation, breach, violation or material interference with such Proprietary IP by any third parties and neither MDS nor any Operator has received any written notice expressly claiming that any Proprietary IP is, or may be, invalid or unenforceable other than where such claim, if decided adversely to any of MDS and an Operator, would not have a Material Adverse Effect.
(f)         Except as disclosed in Schedule E to the Disclosure Letter:
(i)         all of the Proprietary IP are in full force and effect and have not been used or enforced or failed to be used or enforced in a manner that would result in their abandonment, cancellation or unenforceability; and
(ii)        all of the Proprietary IP consisting of issued registrations, or in the case of inventions, issued patents, are valid and enforceable (with respect to Canadian registrations and issued patents, in Canada, and, with respect to U.S. registrations and issued patents, in the United States).
(g)        The Proprietary IP was developed either by contractors retained by MDS or an Operator or by employees of MDS or an Operator and, to the knowledge of MDS, does not: (i) contain any third party software, technology or third party intellectual property or other proprietary rights or property; and (ii) require any other Person’s license, authorization, consent or waiver of any kind in connection with the use or commercial exploitation of the Proprietary IP by Buyer (or any transferee of all or substantially all of the MDS Diagnostics Division) in the carrying on of the diagnostics business after the BC Closing Time.
(h)        Intentionally deleted.
(i)         Neither MDS nor any Operator is a party to any claim (i) for trade mark, trade name, industrial design, patent or copyright, trade secret or other intellectual property right infringements as to any services provided, or any products produced or sold by, or concerning the Software of, MDS or an Operator in the Diagnostics Business; or (ii) relating to trade marks, trade names, industrial designs, patents or copyrights, trade secret or other intellectual property right owned or licensed by any of MDS and an Operator exclusively in connection with the Diagnostics Business.
(j)         MDS and the applicable Operators have:
(i)         not intentionally incorporated, and the Software does not to the knowledge of MDS, contain any disabling mechanisms or protection features, including computer viruses, time locks or any code, instruction or device which are designed to or may disrupt or prevent the use of the Software or computer hardware or render any data inaccessible or that may be used without authority to access, modify or delete or damage any of the Software or computer hardware data in the Software; and
(ii)        implemented industry standard software to detect computer viruses.
(k)        MDS and the applicable Operators have taken commercially reasonable steps to safeguard and maintain the proprietary rights of MDS and the Operators in and to the Proprietary IP and the trade secrets and confidential information of the Diagnostics Business.
(l)         To the knowledge of MDS, the Software is free from defects or deficiencies that would materially interfere with the ordinary course operation of the Software.
(m)       MDS or the applicable Operators have registered each of the domain names set forth in Schedule E to the Disclosure Letter and have paid all fees required to maintain each registration, and there are no other domain names used in the Diagnostics Business except as set forth in Schedule E.  None of such domain names have been placed “on hold”.
4.1.19              Environmental Matters
(a)        Each of MDS and the Operators possesses all material environmental licences, permits and other governmental approvals and authorizations (collectively the “Environmental Permits”) necessary to conduct the Diagnostics Business carried on by it and is in compliance with the Environmental Permits and all applicable Environmental Laws except for non-compliance which either individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect.  The Environmental Permits are listed in Subsection 4.1.19 of the Disclosure Letter, are in full force and effect and, subject to receipt of any approval, consent or authorization of any Governmental Authority required by Applicable Law in respect of the transfer of such Environmental Permits to Buyer, will not become void or voidable as a result of the BC Closing.  To the knowledge of MDS, there are no material proceedings or investigations in progress or threatened in writing, which may result in the cancellation, revocation, suspension, or modification of any Environmental Permit of MDS or the Operators.
(b)        Neither MDS nor any Operator has used or, since the date of ownership by the applicable Operator or MDS, permitted to be used, except in material compliance with all Environmental Laws, the Real Property and the Leased Premises included in the Purchased Assets or in the Other Assets to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Materials except for any non-compliance that has not had and would not reasonably be expected to have any Material Adverse Effect.  Except as set forth in Subsection 4.1.19 of the Disclosure Letter, to the knowledge of MDS, no underground storage tanks are located on the Real Property included in the Purchased Assets, the Leased Premises or Other Assets of the Operators or MDS.
(c)        Within the last 36 months, neither MDS nor any Operator has received any written notice of, or been prosecuted for, non compliance of any Environmental Law in respect of the Diagnostics Business or the Purchased Assets or Other Assets owned or used by it.  There are no outstanding written notices, orders or directions relating to environmental matters requiring, or notifying MDS or any Operator that it is or may be responsible for, any containment, clean up, remediation or corrective action to be made under Environmental Laws with respect to the Diagnostics Business, the Purchased Assets or Other Assets owned or used by it in the Diagnostics Business.  To the knowledge of MDS, there are no material proceedings or investigations in progress or threatened relating to environmental matters in respect of the Diagnostics Business, the Real Property or the Leased Premises.
(d)        Neither MDS nor any of the Operators has caused, nor to the knowledge of MDS, has there been, any Release in contravention of any Environmental Law on, in, or from the Real Property or the Leased Premises included in the Purchased Assets or Other Assets, as applicable, that has resulted in or would reasonably be expected to result in a Material Adverse Effect.  All Hazardous Materials used in whole or in part by MDS or an Operator in connection with the Diagnostics Business or resulting from the Diagnostics Business have been disposed of, treated and stored by such Person in material compliance with all Environmental Laws except for any non-compliance that has not had and would not reasonably be expected to have any Material Adverse Effect.
(e)        MDS has provided to the Buyer a copy of all environmental audits, studies or reports on the Real Property and, to the knowledge of MDS, the Leased Premises included in the Purchased Assets or Other Assets of the Operators in the possession of MDS.
4.1.20              Real Property
(a)        All Land included in the Purchased Assets or Other Assets of an Operator is listed in Subsection 4.1.20 of the Disclosure Letter including the legal description thereof.
(b)        To the knowledge of MDS, there are no work orders outstanding against the Real Property included in the Purchased Assets or Other Assets and no Operator has received any written deficiency notices of any material breach of any Applicable Law in respect of the foregoing which could, if not corrected, become a work order.
(c)        Except as set forth in Subsection 4.1.20 of the Disclosure Letter, to the knowledge of MDS, the Buildings included in the Purchased Assets or Other Assets have not been insulated with urea formaldehyde foam insulation, nor have they been fireproofed or insulated with any asbestos fibre product nor are there PCB’s stored on any such Real Property.
(d)        With respect to the Real Property included in the Purchased Assets or Other Assets:
(i)         to the knowledge of MDS, the Land has unobstructed access to and from adjoining public highways, streets and/or roads;
(ii)        the Land is adequately serviced by public or private utilities or its own services to permit the Diagnostics Business operated at the Lands to be carried on substantially as currently carried on; and
(iii)       save as set forth in Subsection 4.1.20 of the Disclosure Letter, there are no leases, subleases, licenses, concessions, or other agreements, written or oral, granting to any Person other than an Operator the right of use or occupancy of any portion of such Real Property.
4.1.21              No Expropriation
No Operator or MDS has received any written notice of expropriation of all or any material part of the Purchased Assets or Other Assets and MDS is not aware of any expropriation proceeding pending or threatened in respect of any of the Purchased Assets, Rix Assets or the Other Assets.
4.1.22              Leases
Except as set forth in Subsection 4.1.22 of the Disclosure Letter, each of the Leases included in the Purchased Assets or the Other Assets is listed in Schedule C annexed to the Disclosure Letter and is in full force and effect.  No Operator or MDS nor, to the knowledge of MDS, the lessor, is currently in breach of any material provision of any such Lease and each such Lease is otherwise in good standing.  MDS has made available to Buyer true, complete and correct copies of all such Leases.  The possession and quiet enjoyment by MDS or Operator of the Leased Premises has not been disturbed in any material respectand there are no material disputes with the lessors under any of the Leases included in the Purchased Assets.  Except as set forth in Subsection 4.1.22 of the Disclosure Letter, there are no subleases, licenses or other rights of occupation which have been granted by MDS or any Operator to any Person other than an Operator the right to use or occupy any such Leased Premises or any portion thereof.
4.1.23              Material Contracts
Each of the material Contracts to which MDS or the Operators are party, including for greater certainty the partnership agreements of Trainor LP, Excelleris LP, Prince George Labs and the shareholders’ agreements of Stirrat Labs, Excelleris GP and Trainor GP included in the Purchased Assets or Other Assets, as applicable is listed in Schedule D annexed to the Disclosure Letter.  Neither MDS nor an Operator is currently in breach of any material provision of such material Contract and each such material Contract is otherwise in good standing.  To the knowledge of MDS, there exists no condition, event or fact that, with giving of notice or lapse of time or both, would constitute a material default of any such material Contract.  MDS has made available to Buyer true, complete and correct copies of all such material Contracts.  Except as set forth in Subsection 4.1.23 of the Disclosure Letter, none of MDS, Metro LP or Mether LP is a party to or bound by any guarantee, surety or similar obligation which pertains to or affects the Diagnostics Business or the Purchased Assets.
4.1.24              Books and Records
The Books and Records of MDS and Metro LP included in the Purchased Assets fairly and correctly set out and disclose the financial position of the MDS Diagnostics Division of MDS and Metro LP as at the date hereof in all material respects, and all material financial transactions of MDS and Metro LP relating exclusively to the Diagnostics Business have been accurately recorded in such Books and Records.  The Books and Records of the Operators other than Metro LP fairly and correctly set out and disclose the financial position of the Diagnostics Business carried on by such Persons as at the date hereof in all material respects, and all material financial transactions of such Persons have been accurately recorded in such Books and Records.
4.1.25              Accounts Receivable
Metro LP has the full right and authority to assign to Buyer the Accounts Receivable of Metro LP included in the Purchased Assets, subject to the required approval of the applicable Governmental Authority.  The Accounts Receivable of Metro LP reflected in the Quarterly Statements are bona fide, enforceable and fully collectible (subject to a reasonable allowance, consistent with past practice, for doubtful accounts as reflected in the Quarterly Statements in accordance with GAAP). Except as disclosed in Section 4.1.25 of the Disclosure Letter, such Accounts Receivable are not subject to any defence, set-off or counterclaim.
4.1.26              Tax Matters
(a)        Each Corporate Operator (other than Mether GP and Metro GP) (the “Purchased Corporate Operators”) has filed or caused to be filed all Tax Returns required to be filed by it, except for those Tax Returns the failure of which to file would not give rise to any material penalty, interest, assessment or other charge, and all of which returns were correct in all material respects.
(b)        Since the date of the Financial Statements, no material Tax Liability not reflected in such statements or otherwise provided for has been assessed, or to the knowledge of MDS, proposed to be assessed, incurred or accrued in respect of a Purchased Corporate Operator, except in the ordinary course of business.
(c)        Each Purchased Corporate Operator has paid, or caused to be paid, all Taxes that are shown on its Tax Returns to be due and payable or that have been assessed against it and has provided adequate accruals in accordance with Generally Accepted Accounting Principles, which are reflected in the Quarterly Statements, for any Taxes for the period covered by the Quarterly Statements that have not been paid, whether or not shown as being due on any Tax Returns.
(d)        There are no Encumbrances, other than Permitted Encumbrances, on account of Taxes on the Purchased Assets.
(e)        There are no proceedings, investigations, audits or claims now pending or threatened against a Purchased Corporate Operator in respect of any Taxes in respect of the  Diagnostics Business, and there are no matters under discussion, audit or appeal with any Governmental Authority relating to Taxes in respect of the Diagnostics Business, which will result in an Encumbrance on any of the Purchased Assets, the Replacement Contracts or, after the Rix Closing, the Rix Assets other than Permitted Encumbrances. There are no agreements for the extension of the periods for filing any Tax Returns in respect of a Purchased Corporate Operator or for the assessment or collection of any Taxes in respect of a Purchased Corporate Operator and no statute of limitations in respect of Taxes relating to any such Operator has been waived.
(f)         Each Operator (other than Mether LP, Mether GP and Metro GP) (each a “Purchased Operator”) has duly and timely withheld all material Taxes in respect of the Diagnostics Business carried on by it (including Taxes in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account or benefit of any Person, including any Employees, officers or directors and any non-resident Person), and has duly and timely remitted to the appropriate Governmental Authority such Taxes.
(g)        Each Purchased Operator has duly and timely collected all material amounts on account of sales or transfer Taxes in respect of the Diagnostics Business carried on by it, including GST and provincial or territorial sales Taxes, required by Applicable Law to be collected by it and has duly and timely remitted to the appropriate Governmental Authority any such amounts required by Applicable Law to be remitted by it.
4.1.27              GST Registration
Each of Metro LP, Victoria Labs and Mether Properties is registered for purposes of Part IX of the Excise Tax Act (Canada) and its GST Registration Number is [REDACTED], respectively.
4.1.28              Authorized Capital
The authorized and issued capital of Prince George Labs and Stirrat Labs is as set forth in Subsection 4.1.28 of the Disclosure Letter.
4.1.29              Subsidiaries and Joint Venture Interests
Except as set forth in Subsection 4.1.29 of the Disclosure Letter, no Purchased Operator owns any shares in or securities of any other body corporate nor is any Purchased Operator a partner, member, owner, proprietor or equity investor of or in any partnership, joint venture, co tenancy or other similar jointly-owned business undertaking nor has it agreed to become any of the foregoing.
4.1.30              Privacy Matters
Except as set forth in Subsection 4.1.30 of the Disclosure Letter, neither MDS nor any Operator has received any written complaint or notice of any complaint, breach or violation of any Privacy Law in respect of the Diagnostics Business carried on by it which has had a Material Adverse Effect.
4.1.31              Condition of Purchased Assets
To the knowledge of MDS, except as set forth in Subsection 4.1.31 of the Disclosure Letter, the Buildings included in the Purchased Assets or Other Assets are free from significant mechanical, electrical and structural defects and the material Equipment and other tangible personal property included in the Purchased Assets and Other Assets are in good working order, subject to reasonable wear and tear.  To the knowledge of MDS, except as set forth in Subsection 4.1.31 of the Disclosure Letter, none of such Buildings or Equipment or other tangible personal property material to the operation of the Diagnostics Business are in need of maintenance or repairs except for maintenance and repairs in the ordinary course of business.
4.1.32              Related Party Transactions
Except as set forth in Subsection 4.1.32 of the Disclosure Letter, all Contracts included in the Purchased Assets have been entered into on arm’s length terms (within the meaning of the ITA).  Any accounts due and payable by the Operators to MDS or any Affiliate of MDS, or by MDS or any Affiliate of MDS to any Operator, are recorded on the Books and Records of the Operators at their fair market value.  Since the date of the Financial Statements, there has been no forgiveness or similar release or, except in the ordinary course of business, repayment of a debt owed by or to a Person not at arms-length with the Operators or MDS.
4.2                   Representations and Warranties of Buyer
Buyer represents and warrants to MDS and Mether LP as set forth in the following Subsections of this Section 4.2.
4.2.1                Incorporation
Buyer is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation.  No proceedings have been taken or authorized by Buyer or, to the best of Buyer’s knowledge, by any other Person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding up of Buyer.
4.2.2                Corporate Power and Due Authorization
Buyer has all necessary corporate power and capacity to execute and deliver, and to observe and perform its covenants and obligations under, this Agreement and the Closing Documents to which it will be a party.  Buyer has taken all corporate action necessary to authorize the execution and delivery of, and the observance and performance of its covenants and obligations under, this Agreement and such Closing Documents.
4.2.3                Absence of Conflicting Agreements
None of the execution and delivery of, or the observance and performance by Buyer of any covenant or obligation under, this Agreement or any Closing Document to which it will be a party contravenes or results in or will contravene or result in a violation of or a default under (with or without the giving of notice or lapse of time, or both) or in the acceleration of any material obligation under:
(a)        the articles or by-laws of Buyer;
(b)        any agreement, lease, mortgage, security document, obligation or instrument to which Buyer is a party or by which Buyer or its assets is affected or bound; or
(c)        any Applicable Law.
4.2.4                Enforceability of Obligations
This Agreement has been, and the Closing Documents to be entered into by Buyer will be, duly executed and delivered by Buyer and this Agreement constitutes and each such Closing Document will constitute a valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms.
4.2.5                Investment Canada Act
Buyer is not a “non-Canadian” for the purposes of the Investment Canada Act and no approval or consent is required under such Act in connection with the execution, delivery and performance of this Agreement by Buyer.
4.2.6                Status of Buyer
None of the Buyer or any Designated Buyer Affiliate is or will be a Person the taxable income of which is exempt from income Tax under Part I of the ITA by virtue of subsection 149(1) of the ITA (a “149 Person”), and where a Designated Buyer Affiliate is a partnership, its partners will be (i) entities other than 149 Persons, or (ii) partnerships the partners of which are persons other than 149 Persons.
4.2.7                GST Registration
Buyer is registered for purposes of Part IX of the Excise Tax Act (Canada).  Buyer’s GST Registration Number is [REDACTED].
4.2.8                Consents and Approvals
Other than the Regulatory Consents, no consent, approval, or authorization of or registration or filing with any Governmental Authority is required by Buyer in connection with the execution and delivery by Buyer of this Agreement or any of the Closing Documents to be entered into by Buyer, or the observance and performance by Buyer of its obligations under this Agreement or such Closing Documents.
4.2.9                Financing
Buyer is able to finance the entire Purchase Price from its existing cash on hand, liquid assets, credit facilities and other binding financial commitments.
4.2.10              Eligibility
Buyer is able to satisfy each of the representations and warranties required to be given by it in order to become a shareholder of Stirrat Labs as set forth in the shareholders’ agreement or constating documents governing such Operator.
4.3                   Commission
Each Party represents and warrants to the other Party that the other Party will not be liable for any brokerage commission, finder’s fee or other like payment in connection with the transactions contemplated hereby because of any action taken by, or agreement or understanding reached by, that Party.
4.4                   Qualification of Representations and Warranties
Any representation or warranty made by a Party as to the enforceability of this Agreement or any Closing Document against a Person is subject to the following qualifications:
(a)        specific performance, injunction and other equitable remedies are discretionary and, in particular, may not be available where damages are considered an adequate remedy; and
(b)        enforcement may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other laws generally affecting enforceability of creditors’ rights.
4.5                   Survival of Representations and Warranties of MDS
All representations and warranties made by MDS in this Agreement and in any Closing Document shall survive the BC Closing for a period of eighteen (18) months after the BC Closing Date other than representations and warranties of MDS set forth in Subsection 4.1.4 regarding title of Purchased Assets which representations and warranties shall survive the BC Closing for a period of six years after the BC Closing Date.  The representations and warranties of MDS set forth in Subsection 4.1.26 shall, to the extent it relates to a particular Tax Liability of a Person survive closing until 90 days after the expiration of the limitation period contained in the applicable Tax laws subsequent to the expiry of which an assessment or reassessment or other form or recognized document assessing such Tax Liability cannot be issued.  After each such period, MDS shall have no further liability hereunder with respect to such representations and warranties except with respect to claims properly made pursuant to Article 8 hereof within such period.
4.6                   Survival of Representations and Warranties of Buyer
All representations and warranties made by Buyer in this Agreement and in any Closing Document shall survive for a period of eighteen (18) months after the Closing Date.  After such period, Buyer shall have no further liability hereunder with respect to such representations and warranties except with respect to claims properly made pursuant to Article 8 hereof within such period.
4.7                   Knowledge of MDS
Where any representation or warranty contained in this Agreement, other than one regarding a Non-Controlled Operator, is expressly qualified by reference to the “knowledge” or “awareness” of MDS, it shall be deemed to refer to the actual knowledge or awareness of any one of (i) Kenneth L. Horton, Executive Vice-President, Corporate Development and General Counsel, James A.H. Garner, Executive Vice-President and Chief Financial Officer, Peter Winkley, Vice-President, Finance and Global Controller, Rob Breckon, Senior Vice-President, Corporate Development, William Chung, Director, Strategic Initiatives, Corporate Development, Hans K. Thunem, President, MDS Diagnostics Services, Michael McTeague, Senior Vice-President, MDS Diagnostics Legal, and Frank Amodeo, Senior Vice-President, Finance, MDS Diagnostics Services, in each case without any enquiry other than reasonable enquiry of appropriate senior officers of Metro LP and Mether LP in respect of the Diagnostics Business and the Purchased Assets; (ii) Robert Breen, General Manager BC, MDS Diagnostic Services, Anna Filipopoulos, Senior Vice-President, Human Resources, MDS Diagnostic Services, Craig Taylor, Leasing Manager, Maurizio Laudisa, Senior Vice-President, Information Technology and Nigel Terrett, Vice-President, BC Operations in respect of that portion of the operations of the Diagnostics Business that such individual is responsible for, without any enquiry; and (iii) Rix without any enquiry.  Where any representation or warranty contained in this Agreement regarding a Non-Controlled Operator is expressly qualified by reference to the “knowledge” or “awareness” of MDS, it shall be deemed to refer to the actual knowledge or awareness of Robert Breen after reasonable enquiry and Rix, Frank Amodeo and Hans K. Thunem without any enquiry.
4.8                   No Breach
Any matter or thing done or omitted to be done prior to the BC Closing by MDS or any Operator in substantial compliance with the request of or with the informed approval of Buyer or any of its Representatives or as contemplated by this Agreement or the Ontario Purchase Agreement, shall not constitute a breach of any representation, warranty, covenant or other provision of this Agreement.
Article 5
OTHER COVENANTS OF THE PARTIES
5.1                   Conduct Prior to the BC Closing
During the Interim Period, the Parties shall act as set forth in this Section 5.1.
5.1.1                Conduct Business in Ordinary Course
Except as otherwise contemplated or permitted by this Agreement, the Ontario Purchase Agreement, the Migration Agreement or set forth in the Disclosure Letter, MDS shall, and shall cause the Operators (other than Mether LP) to, and Mether LP shall, do the following:
(a)        use commercially reasonable efforts to:
(i)         preserve and protect the Diagnostics Business and its income and the goodwill and reputation of such Diagnostics Business;
(ii)        retain or cause to be retained the Employees necessary for the operation of the Diagnostics Business in the manner it is currently being operated;
(iii)       maintain its and the material business relationships of the Operators with their respective customers, suppliers, landlords, governments and the BCMA, and promote and preserve for Buyer such relationships;
(iv)       ensure that any material Contracts entered into or amended by MDS or the Operators with respect to the Diagnostics Business shall include provisions permitting the assignment of such Contracts to the Buyer or a Designated Buyer Affiliate and a change of control of the Diagnostics Business as a result of the transactions contemplated hereunder, as applicable, without having to obtain the consent of any other party to such Contracts, the payment of any fee, penalty or liquidated damages or any other limitation or restriction;
(b)        carry on the Diagnostics Business with reasonable diligence and in the ordinary course and not make any material modification in its accounting or management practices;
(c)        confer with Buyer concerning operational matters of a material nature relating to the Diagnostics Business;
(d)        promptly inform Buyer in writing of (i) any material change in the Purchased Assets, the Rix Assets, the Replacement Contracts, the Migrating Assets, the Assumed Liabilities, business, affairs, operations, financial condition, or capital of the Diagnostics Business, and (ii) any fact, change, condition, circumstance or occurrence of any event that MDS believes will, or is reasonably likely to, result in a failure to satisfy the conditions in favour of Buyer hereunder to be complied with or satisfied by MDS; provided, however, that the delivery of any such notice pursuant to this paragraph shall not limit or otherwise affect the remedies available hereunder to Buyer;
(e)        not, directly or indirectly, through any officer, director, Employee, representative (including, without limitation and for greater certainty, any investment banker, financial advisor, lawyer or accountant) or agent of MDS or Affiliate thereof (i) solicit, initiate, encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding (A) any sale of all or a substantial part of the Diagnostics Business, the Rix Assets or the Purchased Assets to any Person other than Buyer and its permitted assigns; or (B) any business combination, reorganization, recapitalization, amalgamation, merger or consolidation of an Operator, or, only to the extent it materially adversely affects the ability of MDS to perform its material obligations under this Agreement, MDS, including the sale of any securities of an Operator, or, only to the extent it materially adversely affects the ability of MDS to perform its material obligations under this Agreement, MDS to any Person other than Buyer and its permitted assigns (each an “Acquisition Proposal”),  (ii) participate in any discussions or negotiations regarding any Acquisition Proposal, (iii) approve or recommend any Acquisition Proposal, (iv) publicly disclose in any manner any Acquisition Proposal, or (v) enter into any agreement, arrangement or understanding related to any Acquisition Proposal, except as contemplated by this Agreement.  For greater certainty, (a) an Acquisition Proposal does not include (i) the furnishing of information to Rix, entities controlled by Rix, his agents and representatives to the extent necessary to facilitate the transactions contemplated herein or (ii) any action required by a partnership or shareholder agreement or constating document of MDS, Mether LP or Metro LP or entity in which MDS, Mether LP or Metro LP has an interest, directly or indirectly, or any action contemplated or permitted by this Agreement (each, a “Permitted Proposal”); (b) MDS may continue to provide such information and enter into discussions and negotiations with other Persons regarding a Permitted Proposal; (c) MDS may enter into a binding agreement in respect of a Permitted Proposal including the Rix Agreement, a Regional Purchase Agreement and any other agreements contemplated by either such agreement provided that it does not materially adversely affect the ability of MDS to perform its material obligations under this Agreement, and may approve, recommend and publicly announce same, in each case without violating this Agreement;
(f)         except for any Permitted Proposals, MDS shall, and shall use commercially reasonable efforts to cause the officers, directors, employees, representatives and agents of MDS and the Operators to, cease immediately all discussions and negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal;
(g)        ensure that its officers, directors, Employees, representatives and agents and those of the Operators are aware of the provisions of Subsection 5.1.1(e), and it shall be responsible for any breach of Subsection 5.1.1(e) by such officers, directors, Employees, representatives or agents, other than Rix or Rix Labs or any nominees, representatives or agents of Rix or Rix Labs; and
(h)        not enter into any new Leases or offers to lease in respect of the Diagnostics Business or any renewal or extension of an existing Lease without the prior written consent of Buyer, which shall not be unreasonably withheld or delayed.
Notwithstanding the foregoing, Buyer acknowledges and agrees that, on or prior to the BC Closing Time, MDS or an Operator may, whether conditional upon the BC Closing or not, (A) terminate certain related party agreements as set forth at Subsection 5.1.1 of the Disclosure Letter; and (B) wind up, dissolve or divest (or take steps in furtherance of any of the foregoing) certain Persons in which MDS holds an interest either directly or indirectly as more fully described in Subsection 5.1.1 of the Disclosure Letter.
5.1.2                Action to Satisfy the BC Closing Conditions
Each Party shall take all such commercially reasonable action as is within its power to control, and shall use its commercially reasonable efforts to cause other actions to be taken which are not within its power to control, so as to ensure compliance with all conditions which are for the benefit of any Party.  Subject to and in compliance with Applicable Law, including the Competition Act, and the Confidentiality Agreement, the Parties will co-operate in exchanging such information and providing such assistance as may be reasonably required in connection with the foregoing.
5.1.3                MDS’ Consents and Waivers
MDS shall, and shall cause Metro LP to, at its own expense, subject to obtaining all commercially reasonable co-operation and assistance of Buyer, use all commercially reasonable efforts to obtain by the BC Closing Time all consents or waivers of applicable third parties, including other shareholders and partners, required to transfer the Regional Assets owned by them and all material consents or waivers of the landlords and other third parties in respect of the Non-Assignable Contracts and the Non-Assigned Leases and all required consents and approvals of the applicable Governmental Authorities in respect of the transfer and sale, as contemplated herein, of the Accounts Receivable of Metro LP included in the Purchased Assets, and shall provide and deliver all notices, if any, required by the terms of the Contracts, Leases, Equipment Leases, the Warranty Rights and the Transferable Licences included in the Purchased Assets or the Other Assets in connection with the transactions contemplated herein.  For greater certainty, this subsection shall not obligate MDS or an Operator to make payment to any such shareholder, partner or other third party nor any payment, other than to cover administrative, processing or similar fees or any other amounts contemplated in any Non-Assignable Contracts in connection with the assignment thereof, to any landlord or other third party or to institute legal or arbitration or other proceedings to obtain such consents or waivers.
5.1.4                Privacy
MDS and Buyer acknowledge and agree that certain information provided to Buyer or any Designated Buyer Affiliate in connection with the transactions contemplated hereunder constitutes Personal Information (the “Disclosed Personal Information”) the disclosure of which is necessary for the purposes (the “Purposes”) of both determining if Buyer or the Designated Buyer Affiliate shall proceed with, and completing, the transactions, and thereafter for carrying on the Diagnostics Business and that:
(a)        the Disclosed Personal Information may not be used or disclosed by Buyer or the Designated Buyer Affiliate for any purpose other than the Purposes;
(b)        the Disclosed Personal Information must be kept strictly confidential and Buyer or the Designated Buyer Affiliate shall ensure that access to the Disclosed Personal Information shall be restricted to those representatives of Buyer who have a bona fide need for access to the Disclosed Personal Information for the Purposes and shall instruct those representatives to protect the confidentiality of such information in a manner consistent with the obligations of Buyer and or the Designated Buyer Affiliate hereunder and under the Confidentiality Agreement;
(c)        if the transactions contemplated hereby do not proceed or are not completed, Buyer and the Designated Buyer Affiliate shall destroy or return to MDS, as directed by MDS, the Disclosed Personal Information; and
(d)        if the transactions contemplated hereby are completed, Buyer and the Designated Buyer Affiliate shall only use or disclose the Disclosed Personal Information for the same purposes for which it was collected, used or disclosed by MDS or Operator.
5.1.5                Injunctions
If any court having jurisdiction over the Parties, Mether LP or Metro LP issues any injunction, decree or similar order before the BC Closing Time which would prohibit or materially restrict or hinder the BC Closing, the Parties shall use their respective commercially reasonable efforts to have such injunction, decree or order dissolved or otherwise eliminated as promptly as possible and, in any event, prior to the BC Closing Time.
5.1.6                Access for Investigation
(a)        Subject to and in compliance with Applicable Law, including the Competition Act, and the Confidentiality Agreement during the Interim Period, MDS shall permit Buyer and its Representatives to have access during normal business hours to the Purchased Assets, such portions of the Shared Contracts as relate to the Diagnostics Business, the Replacement Contracts, once acquired, and Other Assets and Books and Records over which it or an Operator exercises control on condition that no Person given access interferes with the ordinary conduct of the Diagnostics Business by MDS or any Operator, and MDS shall furnish to Buyer such operating data and other information with respect to the Diagnostics Business, the Purchased Assets, such portions of the Shared Contracts as relate to the Diagnostics Business, the Replacement Contracts and Other Assets in the possession or control of MDS as Buyer shall from time to time reasonably request.  MDS agrees that Buyer may conduct such environmental investigations and tests on the Real Property included in the Purchased Assets or Other Assets as Buyer, acting reasonably, considers necessary, at Buyer’s expense and provided that no damage is caused to such Real Property and the condition of the Real Property is restored substantially to its pre-investigation condition and that such investigations and tests do not interfere with the ordinary conduct of the Diagnostics Business.  Buyer shall indemnify and hold harmless MDS and the Operators of and from and against all actions, causes of actions, suits, claims, demands, damages, losses, costs or expenses suffered or incurred by any of them to the extent Buyer does not comply with the foregoing obligations with respect to the conduct of any such investigations and tests.  Buyer shall forthwith provide to MDS a copy of the results of such investigations and tests and shall not disclose and shall cause any Person who prepared a report based on such investigations and tests not to disclose, any information relating to such investigations and tests or contained in any such report to any Person unless compelled to do so by Applicable Law.  Except as set forth in this Agreement, the exercise of any rights of access or inspection by or on behalf of Buyer under this Subsection 5.1.6 will not affect or mitigate the covenants, representations and warranties of MDS in this Agreement which will continue in full force and effect as provided in this Agreement.
(b)        Subject to the terms of the Confidentiality Agreement and Subsection 5.1.4, both prior to the BC Closing Date and, if the sale and purchase of the Purchased Assets hereunder fails to occur for whatever reason, thereafter Buyer will not disclose to anyone or use for its own or for any purpose other than the purpose contemplated by this Agreement any confidential information concerning MDS or an Operator or the Diagnostics Business obtained by Buyer pursuant hereto, will hold all such information in the strictest confidence and, if the sale and purchase of the Purchased Assets hereunder fails to occur for whatever reason, will return to MDS or, at the request of MDS, destroy all documents, records and all other information or data relating to MDS or the Operators or to the Diagnostics Business which Buyer obtained pursuant to this Agreement.
(c)        From and after the BC Closing Date, neither MDS nor Mether LP will disclose to anyone or use for any purpose any confidential information concerning the Purchased Assets, the Replacement Contracts, the Rix Assets or the Diagnostics Business purchased by Buyer pursuant to this Agreement and will hold all such information in the strictest confidence, in each case except, upon prior notice to Buyer, to defend any claim or other proceeding as contemplated in Section 7.2, the filing of Tax Returns or dealing with any other matters contemplated in Section 7.4 or 7.5, or as required by Applicable Law.
5.2                   Regulatory Consents
5.2.1                Competition Act Filings
Buyer shall use its best efforts to obtain Competition Act Clearance.  Buyer shall co-operate with MDS and keep MDS informed as to the status of the proceedings related to all applications, notifications and filings relating to Competition Act Clearance.  MDS will co-operate with Buyer and provide reasonable assistance to Buyer in obtaining Competition Act Clearance.
Without limiting the generality of the foregoing, as soon as practicable and in any event within ten (10) Business Days after the date of this Agreement (or within such other period of time as the Parties may agree), on the written election of Buyer, the Parties will prepare and file with the Commissioner:
(a)        an application for an advance ruling certificate under section 102 of the Competition Act in respect of the transactions contemplated by this Agreement, together with a request that a No-Action Letter be issued and a waiver under subsection 113(c) of the Competition Act be granted if an advance ruling certificate is not issued.  Where a waiver under subsection 113(c) of the Competition Act is not granted, on the written election of Buyer given at any time, Buyer and MDS shall promptly prepare and file a short-form pre-merger notification (and if the Commissioner requests a long-form, they shall prepare and file a long-form in addition to or in lieu of a short-form) pursuant to Part IX of the Competition Act in respect of the transactions contemplated by this Agreement; or
(b)        a short-form pre-merger notification (and if the Commissioner requests a long-form, they shall file a long-form in addition to or in lieu of a short-form) pursuant to Part IX of the Competition Act in respect of the transactions contemplated by this Agreement, together with a competitive impact submission and a request that an advance ruling certificate or No-Action Letter be issued.
5.2.2                Competition Act Clearance Process
Buyer and MDS shall promptly furnish to the Commissioner, or her authorized representative under the Competition Act, any additional information required or reasonably requested under the Competition Act.  All requests and enquiries from the Commissioner or her authorized representative under the Competition Act will be dealt with by MDS and Buyer in consultation with the other.  MDS and Buyer will:
(a)        not extend or consent to any extension of any waiting period under the Competition Act or enter into any agreement with the Commissioner, or her authorized representative under the Competition Act, to not consummate any of the transactions contemplated in this Agreement, including under any Regional Purchase Agreement, except with the consent of the other;
(b)        promptly notify the other of written communications of any nature from the Commissioner, or her authorized representative under the Competition Act, relating to such transactions and provide the other with copies thereof, except to the extent of competitively sensitive information, which competitively sensitive information will be provided only to the external legal counsel and/or external expert of the other and will not be shared by such counsel or expert with any other Person;
(c)        permit the other to review in advance any proposed written communications of any nature with the Commissioner, or her authorized representative under the Competition Act, relating to such transactions, and provide the other with final copies thereof, except to the extent of competitively sensitive information, which competitively sensitive information will be provided only to the external legal counsel and/or external expert of the other and will not be shared by such counsel with any other Person; and
(d)        not participate in any substantive meeting or discussion (whether in person, by telephone or otherwise) with the Commissioner, or her authorized representative under the Competition Act, in respect of any filings, investigation or inquiry concerning such transactions unless it consults with the other in advance and gives the other the opportunity to attend and participate thereat (except where the Commissioner, or her authorized representative under the Competition Act, expressly requests that the other should not be present at the meeting or discussion or part or parts of the meeting or discussion).
5.2.3                Filing Fees
The responsibility for payment of the required filing fees and applicable Taxes thereon payable in connection with the Competition Act Clearance will be for the account of Buyer and such expenses will include any fines, penalties and other costs resulting from the failure to make any such filings as a result of the Buyer’s actions or failure to act.
5.2.4                Other Regulatory Consents
In addition to its obligations in respect of Regulatory Consents under the Competition Act, Buyer shall, at its own expense, subject to obtaining the reasonable cooperation and assistance of MDS, use all commercially reasonable efforts to obtain by the BC Closing Time all other Regulatory Consents in respect of the Diagnostics Business.  MDS shall cause the Operators (other than Mether LP) to, and Mether LP shall, reasonably co-operate with and assist Buyer during the Interim Period in order to permit Buyer to obtain such Regulatory Consents. Subject to Applicable Law and the Confidentiality Agreement, the Parties will coordinate and co-operate with one another in exchanging such information and supplying such assistance as may be reasonably requested by each in connection with the foregoing including providing each other with all notices and information supplied or filed with any Governmental Authority after the date hereof (except for notices and information which MDS or Buyer in each case acting reasonably, considers confidential and competitively sensitive which may be filed on a confidential basis) and all notices or correspondence received from any Governmental Authority.
5.3                   Buyer’s Covenants
5.3.1                Employees
(a)        Prior to the BC Closing Time, but conditional upon the completion of the BC Closing, Buyer or the applicable Designated Buyer Affiliate shall offer employment to all the Offer Employees on terms and conditions which are substantially comparable in the aggregate to those upon which such Offer Employees are employed by MDS or Metro LP at the BC Closing Time including under the short-term incentive plan applicable to each such Employee provided that it is agreed that such offer by Buyer will not include any stock option or stock purchase plan entitlement.  Buyer will develop and implement a long-term performance based incentive plan or other compensation scheme to be effective on or about January 1, 2007, for senior management of the Diagnostics Business in recognition that Buyer is not able to offer a stock option or stock purchase plan.  Buyer neither represents nor warrants that such long-term performance based incentive plan or other compensation scheme will be equivalent to any stock option or stock purchase plan currently provided by MDS.  In making such offer, Buyer or the applicable Designated Buyer Affiliate shall take into account the aggregate compensation and benefits (including, as applicable, the short term incentive plan) enjoyed by the Offer Employees and the existing seniority and length of service of the Offer Employees.  The Buyer or the applicable Designated Buyer Affiliate acknowledges that it is a successor employer under the British Columbia Labour Relations Code and will recognize all union bargaining rights relating to the Diagnostics Business carried on by Metro LP and Metro GP as required by Applicable Law, and will be bound by all applicable master and local collective agreements that are in effect at the BC Closing Time throughout the duration of their terms.  The Buyer or the applicable Designated Buyer Affiliate will continue to employ all unionized Employees in accordance with the terms of the applicable collective agreements.  The Buyer or the applicable Designated Buyer Affiliate will establish and cause to be maintained for the benefit of the unionized Employees such employee benefit and pension plans as required by the applicable collective agreements.  The Buyer or the applicable Designated Buyer Affiliate agrees to assume the existing seniority and length of service of the unionized Employees for all purposes under the applicable collective agreements.
(b)        Until the BC Closing Time, Metro LP and MDS shall be responsible for all wages, bonuses, earned vacations, sick leave, termination and severance pay, and other remuneration and benefits for all of their Employees.  On and after the BC Closing Time, Buyer or the applicable Designated Buyer Affiliate shall be responsible for all wages, bonuses, earned vacations, sick leave, termination and severance pay and other remuneration and benefits under Buyer’s Benefits Plans with respect to the Offer Employees who accept Buyer’s or the applicable Designated Buyer Affiliate’s offer of employment as well as for all unionized Employees.  For greater certainty, MDS shall be responsible for all termination and severance costs related to the termination of any of the non-unionized Offer Employees who refuse the offer of employment made in accordance with Subsection 5.3.1(a).
(c)        If Buyer, a Designated Buyer Affiliate or an Operator acquired by Buyer or a Designated Buyer Affiliate terminates any Employee within six (6) months of the BC Closing Time, Buyer shall, or shall cause the applicable Designated Buyer Affiliate or Operator to, provide such Employee with termination and severance pay at least as favourable as that for which such Employee would have been entitled to receive under the severance policy or employment contract applicable to such Employee immediately prior to the BC Closing Time other than with respect to any entitlement under an employee stock option plan or employee share purchase plan or any retention, change of control or deal bonus pertaining to the sale of the Diagnostics Business.
5.3.2                Co-operation
Buyer shall co-operate with and assist MDS, Mether LP and Metro LP during the Interim Period in order to permit the BC Closing to be consummated. In particular, Buyer shall provide to the applicable third party partners and shareholders in respect of the Regional Assets and the lessors and other third parties under the Leases, Equipment Leases and Contracts included in the Purchased Assets and the Other Assets all such information relating to Buyer and the applicable Designated Buyer Affiliate including financial information, information relating to its business experience and the business experience of the individuals who ultimately control and operate Buyer and the applicable Designated Buyer Affiliate and with respect to their ability to perform their obligations under the applicable partnership agreement and shareholders’ agreement relating to such Purchased Assets and such Leases, Equipment Leases and Contracts and operate the Diagnostics Business, as may be reasonably required by such Persons in order to obtain the consents of such Persons to the transfer of such Purchased Assets to Buyer or the applicable Designated Buyer Affiliate or the change of control of an Operator or entity in which an Operator has an interest.
5.4                   Benefit Plans
(a)        Effective as of the BC Closing Time, Metro LP shall assign and transfer to Buyer or the applicable Designated Buyer Affiliate, and Buyer or the applicable Designated Buyer Affiliate shall assume, all of the rights, obligations and Liabilities of Metro LP with respect to the BC Retirement Plans and the respective pension funds of the BC Retirement Plans.  Effective as of the BC Closing Time, Buyer or the applicable Designated Buyer Affiliate shall accept such assignments and transfers and Buyer or the applicable Designated Buyer Affiliate shall assume all of Metro LP’s obligations, Liabilities, duties and responsibilities under the BC Retirement Plans and the related pension funds pursuant to the terms thereof and all Applicable Law and at all times thereafter shall discharge, satisfy, perform and fulfill in a timely manner and to the complete exoneration of MDS and Metro LP, all of the employer’s and administrator’s obligations arising under or related to the BC Retirement Plans.  Buyer or the applicable Designated Buyer Affiliate agree and MDS agree to do or cause to be done all things necessary to effect the assignment and transfer of the BC Retirement Plans from Metro LP to Buyer or the applicable Designated Buyer Affiliate.  Buyer or the applicable Designated Buyer Affiliate and MDS shall co-operate and execute all instruments and do all things that shall be necessary or desirable to effect the assumption of the BC Retirement Plans by Buyer or the applicable Designated Buyer Affiliate, including, for greater certainty but without limitation, the submission to the applicable Governmental Authority of all amendments required to substitute Buyer or the applicable Designated Buyer Affiliate for Metro LP as participating employer in and sponsor and administrator of the BC Retirement Plans and any other documentation as may be required to establish Buyer or the applicable Designated Buyer Affiliate as the employer and administrator of the BC Retirement Plans and to transfer to Buyer or the applicable Designated Buyer Affiliate all of Metro LP’s rights, title and interest in and to all assets held in connection with the BC Retirement Plans and all contracts or arrangements related thereto.
(b)        Buyer or the applicable Designated Buyer Affiliate and MDS shall further co-operate and take such actions as are necessary to substitute Buyer or the applicable Designated Buyer Affiliate for Metro LP as a party to any funding or other agreement in respect of each BC Retirement Plan effective as of the BC Closing Date.
(c)        At the BC Closing Time, Buyer or the applicable Designated Buyer Affiliate shall make available to the non-unionized Offer Employees who accepted the Buyer’s or applicable Designated Buyer Affiliate’s, as the case may be, offer of employment, benefits, in addition to those provided under the BC Retirement Plans, which are substantially comparable, in the aggregate, to those provided under the Benefit Plans which currently are applicable to such Employees (“Buyer’s Non-Union Benefit Plans”).  On the BC Closing Date, Buyer or the applicable Designated Buyer Affiliate shall make available to the unionized Employees benefits, in addition to those provided under the Buyer’s BC Retirement Plans, which are in accordance with the benefits prescribed or required by the collective agreement(s) applicable to such Employees (“Buyer’s Union Benefit Plans”) (the Buyer’s Non-Union Benefits Plans and the Buyer’s Union Benefit Plans collectively being the “Buyer’s Benefit Plans”).  For the purposes of Buyer’s Benefit Plans, Buyer or the applicable Designated Buyer Affiliate agrees to credit Offer Employees who accepted the Buyer’s or the applicable Designated Buyer Affiliate’s offer of employment and unionized Employees with eligibility and vesting service on and after the BC Closing Time for such Employees’ service prior to the BC Closing Time recognized by the applicable Benefit Plans.  Buyer or the applicable Designated Buyer Affiliate agrees to waive any pre-existing medical condition or similar restriction in any Buyer’s Benefit Plans only to the extent an Employee has coverage on the Closing Date under the Benefit Plans which currently are applicable to such Employee notwithstanding such pre-existing medical condition or similar restriction. Buyer or the applicable Designated Buyer Affiliate will credit amounts paid by such Employees during the 2006 plan year as deductibles or co-payments under the applicable Benefit Plan toward the total deductible and/or co-payment requirements under the applicable Buyer’s Benefit Plan after the BC Closing Time.  With respect to any flexible benefit arrangements, Buyer or the applicable Designated Buyer Affiliate will provide credit under the applicable Buyer’s Benefit Plan after the BC Closing Time for the net unused benefits remaining including, for greater certainty, the balance in the health spending account of any such Employee.  MDS and, to the extent of a corresponding Liability on the Closing Balance Sheet that is included in Working Capital, Metro LP shall remain responsible for those Liabilities under any Benefit Plan in connection with claims incurred with respect to Employees before the BC Closing Time.  MDS shall not be responsible for any Liabilities under any Benefit Plan in connection with claims incurred at or after the BC Closing Time with respect to any non-unionized Offer Employees who accepted the offer of employment of the Buyer or applicable Designated Buyer Affiliate or any unionized Employees.
(d)        Effective as of the BC Closing Time, each non-unionized Offer Employee who is a participant in any BC Retirement Plan who does not accept an offer of employment from Buyer or a Designated Buyer Affiliate shall cease to be an active participant in such BC Retirement Plan and MDS shall be responsible for any benefits accrued by or payable to any Employee under such Benefit Plan up to the BC Closing Time.  Effective at the BC Closing Time, each non-unionized Offer Employee who is a participant in any Benefit Plan who accepts an offer of employment from the Buyer or a Designated Buyer Affiliate shall cease to be an active participant in such Benefit Plan (other than a BC Retirement Plan) and MDS and, to the extent of a corresponding Liability on the Closing Balance Sheet that is included in Working Capital, Metro LP, as applicable, shall be responsible for any benefits accrued by or payable to any Employee under such Benefit Plan up to the BC Closing Time.
(e)        Effective as of the BC Closing Time, MDS and Metro LP shall assign to Buyer or the applicable Designated Buyer Affiliate, and Buyer or the applicable Designated Buyer Affiliate shall assume all of MDS’ and Metro LP’s Liabilities and responsibilities with respect to death or medical benefits (whether or not insured), with respect to Offer Employees who accepted the Buyer’s or applicable Designated Buyer Affiliate’s, as the case may be, offer of employment beyond retirement or other termination of service.
(f)         For greater certainty, effective as of the BC Closing Time, MDS shall cease to have any Liabilities or obligations in respect of those Benefit Plans to which it did not contribute or was not required to contribute and for which its obligations were limited to providing administrative services in respect thereto, provided that nothing in this Subsection 5.4(f) shall relieve any obligation of MDS to provide benefits after the BC Closing Time as provided by this Agreement to non-unionized Offer Employees who do not accept Buyer’s or the applicable Designated Buyer Affiliate’s, as the case may be, offer of employment.
5.5                   Undertaking to Change Name
MDS agrees to cause Metro GP, Mether LP agrees and MDS agrees to use commercially reasonable efforts to have Mether GP change its corporate name or partnership name, as applicable, to a name that does not include the words Metro McNair or Mether within thirty (30) days of the BC Closing Date.
5.6                   Non-Competition Agreement
At the BC Closing Time and conditional upon the BC Closing, MDS and Buyer and/or the Designated Buyer Affiliates shall execute and deliver a non-competition and non-solicitation agreement (the “Non-Competition Agreement”) in the form of agreement attached as Schedule 5.8 to the Ontario Purchase Agreement.
5.7                   Transaction Structure
Prior to the BC Closing, the Parties agree to co-operate in structuring the sale of the Purchased Assets as set forth in Schedule 2.5 and, to the extent necessary, any amendments made thereto prior to the BC Closing Time, subject to the following:
(a)        the Buyer shall be solely responsible for any and all costs and expenses (including, without limitation, legal fees and disbursements) actually incurred by MDS up to a maximum of $125,000and any and all Taxes, costs and expenses (including, without limitation, legal fees and disbursements) actually incurred by the Operators in connection with or in any way related to the implementation of closing steps 1, 11 and 12(“Buyer Purchase Structure”) as set forth in Schedule 2.5 or the termination or unwinding of such steps of the Buyer Purchase Structure should the BC Closing not occur (unless Closing does not occur as a result of the failure of MDS to satisfy any conditions precedent within its reasonable control), and the Buyer shall indemnify and reimburse MDS and the Operators forthwith, on an as incurred basis, for any and all costs and expenses up to such maximum amount (and in the case of any Operators, all Taxes) so incurred;
(b)        without restricting the application of paragraph (a) above, MDS agrees to reasonably cooperate with Buyer in respect of any required or desired amendment to Schedule 2.5 following the date of this Agreement; provided, however, that (i) if MDS or any of the Operators incurs incremental Taxes in connection with or in any way related to the subject matter of the amendment or (ii) if such amendment materially increases the risk for liability to Tax to MDS or any of the Operators, and MDS or any of the Operators incurs Taxes in connection with or in any way related to the subject matter of such amendment, in both (i) and (ii) as determined by MDS, acting reasonably, Buyer shall be solely responsible for such Taxes.  In the event of any such amendment, Buyer shall be responsible for all costs and expenses (including, without limitation, all legal fees and disbursements) actually incurred by MDS or any of the Operators in connection with or in any way related to implementation of the subject matter of any such amendment to Schedule 2.5. Buyer shall indemnify and reimburse each of MDS and the Operators forthwith, on an as incurred basis, for any and all such Taxes, costs and expenses so incurred;
(c)        without restricting the application of paragraph (a) above, Buyer agrees to reasonably cooperate with MDS in respect of any required or desired amendment to Schedule 2.5 following the date of this Agreement; provided, however, that (i) if Buyer or any Designated Buyer Affiliate incurs incremental Taxes in connection with or in any way related to the subject matter of the amendment or (ii) if such amendment materially increases the risk for liability to Tax to Buyer or any Designated Buyer Affiliate, and Buyer or any Designated Buyer Affiliate incurs Taxes in connection with or in any way related to the subject matter of such amendment, in both (i) and (ii) as determined by Buyer, acting reasonably, MDS shall be solely responsible for such Taxes.  In the event of any such amendment, MDS shall be responsible for all costs and expenses (including, without limitation, all legal fees and disbursements) actually incurred by Buyer or any Designated Buyer Affiliate in connection with or in any way related to implementation of the subject matter of any such amendment to Schedule 2.5. MDS shall indemnify and reimburse each of Buyer or any Designated Buyer Affiliate forthwith, on an as incurred basis, for any and all such Taxes, costs and expenses so incurred; and
(d)        the obligations of the Parties set forth in this Section 5.7 shall, notwithstanding any other provision of this Agreement to the contrary, survive completion or termination of this Agreement and the transactions contemplated hereby and shall continue in full force and effect for the benefit of the other Party until 60 days after the expiration of the period during which, in the absence of any waiver or other document extending such period, an assessment, reassessment or other form of recognized document assessing liability for Taxes could be issued under applicable Tax laws.
5.8                   Shared Contracts
Buyer and MDS shall use commercially reasonable efforts to cause each of the Shared Contracts to be split into two contracts, one with respect to the rights relating to the Diagnostics Business in favour of Buyer or the applicable Designated Buyer Affiliate and the other with respect to the rights not relating to such Diagnostics Business in favour of MDS.  Each Shared Contract will only be split upon the mutual agreement of MDS, Buyer (or, as applicable, the Designated Buyer Affiliate) and the applicable third party as to the terms of each of the contracts resulting from the split thereof.  Subject to the foregoing, the Parties acknowledge and agree that: (i) each of the Parties (and in the case of Buyer, any Designated Buyer Affiliate, as applicable) shall co-operate and work together with the other Party and the applicable third party to achieve such splitting; (ii) neither MDS nor any Operator shall be obliged to commence arbitration or any other legal proceeding or make any payments to third parties other than any administrative, processing or similar fee in connection with such splitting; (iii) for any Shared Contract, the Parties may not be able to obtain terms and conditions in each of the contracts resulting from a split thereof that are identical to or as favourable as the terms and conditions of such Shared Contract prior to the split; and (iv) neither MDS nor any Operator shall be obligated to amend, terminate, extend, renew or replace any Shared Contract to effect any split of such Shared Contract until such time as it is satisfied as to the terms and conditions of such amendment or new, extended, renewed or replacement contract, if any, as the case may be.  Each reference in this Agreement relating to the assignment or non-assignment of Non-Assignable Contracts shall, as it pertains to Shared Contracts, be deemed to be a reference to the intended splitting of such Shared Contracts as described in this Section.
5.9                   Designated Affiliates
(a)        MDS acknowledges that Buyer shall, prior to the BC Closing, designate in writing one or more Affiliates of Buyer or OMERS Administration Corporation, acceptable to MDS, acting reasonably or as set forth in Schedule 2.5 (each a “Designated Buyer Affiliate”) to become party to this Agreement so as to acquire certain of the Purchased Assets and the Replacement Contracts as contemplated under Schedule 2.5.  Each Designated Buyer Affiliate shall execute a contract of adhesion agreeing to be bound by this Agreement as if an original party hereto, containing representations and warranties of the Designated Buyer Affiliate in favour of MDS the same as those of Buyer set forth in Section 4.2, mutatis mutandis, and otherwise in form and substance satisfactory to the Parties.  Upon such Designated Buyer Affiliate executing and delivering to MDS such contract of adhesion, such Designated Buyer Affiliate shall be a Party and all references herein to Buyer (other than in Sections 3.2, 3.4, 3.5, 3.6, 4.2 and 6.2.1) shall include such Designated Buyer Affiliate as the context requires. Notwithstanding the foregoing, Buyer shall remain jointly and severally liable with such designated Affiliates of Buyer and shall cause all of its covenants and obligations hereunder to be observed and performed by such Affiliates.
(b)        Buyer acknowledges that MDS shall be entitled, prior to the BC Closing, to designate in writing one or more Affiliates of MDS, acceptable to Buyer, acting reasonably, or as set forth in Schedule 2.5 (each a “Designated MDS Affiliate”) to become party to this Agreement so as to sell, transfer or assign certain of the Purchased Assets and, as applicable, the Replacement Contracts.  Each Designated MDS Affiliate shall execute a contract of adhesion agreeing to be bound by this Agreement as if an original party hereto, containing representations and warranties of the Designated MDS Affiliate in favour of Buyer the same as those of MDS set forth in Section 4.1, mutatis mutandis, and otherwise in form and substance satisfactory to the Parties.  Upon such Designated MDS Affiliate executing and delivering to Buyer such contract of adhesion, such Designated MDS Affiliate shall be a Party and all references herein to MDS (other than in Sections 3.2, 3.4, 3.5, 3.6, 4.1 and 6.1.1) shall include such Designated MDS Affiliate as the context requires. Notwithstanding the foregoing, MDS shall remain jointly and severally liable with such designated Affiliates of MDS and shall cause all of its covenants and obligations hereunder to be observed and performed by such Affiliates.
5.10                 Intentionally Deleted.
5.11                 Replacement Material Contracts
Notwithstanding anything in this Agreement, including Subsection 5.1.1, in proceeding to seek any necessary consent to the assignment of any Contracts contemplated in Subsection 6.1.5(b), if, in MDS’ reasonable estimation, after having made commercially reasonable efforts to do so (which efforts shall not include commencing arbitration or any other legal proceeding), the applicable third party to any particular Contract other than, for the avoidance of doubt, a Lease (a “Subject Contract”) will not, on or prior to the BC Closing Time, provide its consent to the assignment of the Subject Contract to Buyer or the applicable Designated Buyer Affiliate or will not provide such consent without requiring MDS to pay any amount other than an amount contemplated to be payable by MDS under Section 2.3, then MDS may satisfy the condition in Subsection 6.1.5(b) by securing, on or prior to the BC Closing, an equivalent substitute for such Subject Contract and assigning such equivalent substitute Contract to the Buyer or the applicable Designated Buyer Affiliate on the BC Closing and the provisions of Subsection 2.3(b) shall not apply to such Subject Contract.  Whether MDS shall have secured, on or before the BC Closing, an equivalent substitute for a Subject Contract shall be (i) determined by the President, Senior Vice-President, Finance and, in respect of a Subject Contract pertaining to information technology, by the Senior Vice-President, Information Technology of the management team of the MDS Diagnostics Division, and (ii) evidenced by the delivery to Buyer on or before the BC Closing of an officers’ certificate executed by each of such Persons certifying such determination in their respective view.  Each such Person shall act reasonably in his determination under this Section.
Article 6
CONDITIONS PRECEDENT
6.1                   Buyer’s Conditions
Subject to Section 2.2, Buyer shall be obliged to complete the BC Closing only if each of the conditions precedent set forth in the following Subsections of this Section 6.1 have been satisfied in full at or before the BC Closing Time and the BC Closing is completed on or before March 15, 2007.  Each of such conditions precedent is for the exclusive benefit of Buyer and Buyer may waive any of them in whole or in part in writing.
6.1.1                Accuracy of Representations and Performance of Covenants
At the BC Closing Time, all of the representations and warranties of MDS made in or pursuant to this Agreement shall be true and correct in all material respects as if made at and as of the BC Closing Time, except: (i) with respect to Subsection 4.1.19(a) only, to the extent that any inaccuracy thereof does not individually or in the aggregate have a Material Adverse Effect; (ii) as such representations and warranties may be affected by events or transactions expressly permitted by this Agreement or the Ontario Purchase Agreement or by Buyer including, for greater certainty, the implementation by MDS or the Operators of the Buyer Purchase Structure; (iii) that the representations and warranties of MDS made in Subsections 4.1.13(c), 4.1.15(l), 4.1.20(b) and 4.1.26(e) shall be true and correct as if made at and as of the BC Closing Time subject to any changes in the disclosure contained in the Disclosure Letter with respect to such representations which shall have been disclosed in writing to the Buyer prior to the Ontario Closing; and (iv) in respect of the Real Property described in Subsection 6.1.5(c), that the representations and warranties of MDS made in Section 4.1 pertaining to such Real Property shall be true and correct in all material respects as if made at and as of the BC Closing Time, subject to any changes disclosed by the corresponding survey of such Real Property delivered to the Buyer under Subsection 6.1.5(c).  At the BC Closing Time, MDS shall have observed or performed in all material respects all of the obligations, covenants and agreements that it must perform at or before the BC Closing Time.  Buyer shall have received immediately prior to the BC Closing Time a certificate from a senior officer of MDS (without personal liability) certifying, to the best of such officer’s knowledge, information and belief that the conditions in this Subsection 6.1.1 have been satisfied.
6.1.2                Receipt of the BC Closing Documentation
All documentation relating to the due authorization of the sale of the Purchased Assets, the Replacement Contracts and Rix Assets by MDS, Mether LP and Metro LP under this Agreement and the Closing Documents to which each is a party shall be mutually satisfactory to the Parties, acting reasonably.
6.1.3                Transfer of Real Property
The transfers of the Real Property included in the Purchased Assets shall be in such forms as are customary for conveyances of real property on an “as is, where is” basis.  Buyer shall pay the cost of registration of the transfers to it and any land transfer Taxes payable with respect thereto.  This Agreement is subject to compliance with the subdivision control provisions of Applicable Law, and MDS covenants to comply and to cause Metro LP to comply with such provisions and obtain at its own expense any consents required in that regard prior to the BC Closing.
6.1.4                Ontario Closing
The Ontario Closing shall have been completed.
6.1.5                Consents and Other Conditions
(a)        All Regulatory Consents shall have been obtained or made on or before the BC Closing Time.
(b)        Subject to Section 5.11, MDS shall have given or obtained, as the case may be, all of the notices, consents and approvals described in Schedule 6.1.5(b), in all cases in form and substance satisfactory to the Buyer, acting reasonably.
(c)        Buyer shall have received complete copies of all surveys pertaining to each of the following:
(i)         1669 Victoria Street, Prince George
(ii)        3680 Gilmore Way, Burnaby; and
(iii)       496 - 10th Street, Courtenay.
(d)        Each of the transactions included in Schedule 2.5 that are to have occurred prior to the BC Closing Time shall have been completed in the sequence contemplated therein to the satisfaction of the Buyer, acting reasonably.
(e)        MDS shall have obtained all required consents and approvals of the applicable Governmental Authority to the transfer and sale, as contemplated under this Agreement, of the Accounts Receivable of Metro LP included in the Purchased Assets.
(f)         MDS shall have caused Metro GP to be registered for GST purposes prior to the BC Closing Time.
6.1.6                Litigation
There shall not be in force any Applicable Law or Order, and there shall not have been any action taken under any Applicable Law or by any Governmental Authority, that makes it illegal or otherwise restrains, enjoins or prohibits the BC Closing contemplated herein in accordance with the terms hereof in any material respect.
6.1.7                Material Adverse Change
No change which would constitute a Material Adverse Effect shall have occurred since the date hereof and Buyer shall have received immediately prior to the BC Closing Time a certificate from a senior officer of MDS (without personal liability) confirming to the best of his knowledge, information and belief that no Material Adverse Effect has occurred.  For avoidance of doubt, the failure to obtain the necessary consent from the applicable third parties in respect of the transfer to Buyer of any of the Regional Assets or the exercise by any such third party of any right of first refusal shall not constitute a Material Adverse Effect.
6.1.8                Deliveries of MDS
At the BC Closing Time, MDS shall or, where applicable, Mether LP shall, and MDS shall cause Metro LP to, execute and deliver to Buyer in form and substance mutually satisfactory to the Parties, acting reasonably, all certificates, agreements, documents and instruments as required under this Agreement including the following:
(a)        a statutory declaration of MDS, Mether LP and Metro LP that it is not a non-resident of Canada within the meaning of the ITA and that Mether LP and Metro LP is a “Canadian partnership” within the meaning of the ITA;
(b)        the Land transfers, together with all duplicate keys, combinations and codes in the possession or control of MDS, Mether LP or Metro LP to the locks in the buildings, offices, security devices and storage facilities relating to the Real Property (other than those pertaining to the office occupied by Rix in any of the Real Property) and all permits, licences, contracts, agreements, records, drawings, plans, drawings, operating manuals, reports, studies, warranties and all other documents and information relating to the operation, maintenance and repair of the Real Property in the possession or control of MDS;
(c)        a general conveyance or bill of sale duly executed by MDS, Mether LP, Metro LP and Metro GP conveying to Buyer all of MDS’, Mether LP’s, Metro LP’s and Metro GP’s right, title, and interest in the Purchased Assets, the Replacement Contracts and the Rix Assets respectively (“General Conveyance”);
(d)        an assignment and assumption agreement duly executed by MDS, Metro LP and Metro GP under which MDS, Metro LP or Metro GP assigns its right, title and interest in and to the Leases, Contracts and Equipment Leases included in the Purchased Assets and the Replacement Contracts to Buyer and Buyer assumes the Assumed Liabilities (each an “Assignment and Assumption Agreement”), together with all lessor consents to the assignments of the Leases obtained by the BC Closing Time, and an assignment by each of MDS, Metro LP, Mether GP and Mether LP of any right, title and interest its has in any warranties relating to the Real Property;
(e)        assignments duly executed by MDS and Metro LP for the Intellectual Property Rights and Transferable Licences of MDS or Metro LP included in the Purchased Assets in appropriate form for registration;
(f)         an application for transfer of the motor vehicle registration permit duly executed by MDS or Metro LP, as applicable, for each motor vehicle used exclusively in the Diagnostics Business and registered in the name of MDS or Metro LP;
(g)        the Non-Competition Agreement;
(h)        subject to Subsection 2.1(b) and Section 2.2, the stock transfers, Partnership Interest transfers, resignations, releases and other documents to be delivered by MDS, Mether LP or Metro LP to Buyer on the BC Closing Date under the Regional Purchase Agreements;
(i)         an opinion of counsel to MDS customary for a transaction of this nature;
(j)         such other certificates, instruments of conveyance and documents as may be reasonably requested by Buyer prior to the BC Closing Date to carry out the intent and purposes of this Agreement.
6.2                   Conditions of MDS
Subject to Section 2.2, MDS shall be obliged to complete the BC Closing only if each of the conditions precedent set forth in the following Subsections of this Section 6.2 has been satisfied in full at or before the BC Closing Time and the BC Closing is completed on or before March 15, 2007.  Each of such conditions precedent is for the exclusive benefit of MDS and MDS may waive any of them in whole or in part in writing.
6.2.1                Accuracy of Representations and Performance of Covenants
At the BC Closing Time, all of the representations and warranties of Buyer and each Designated Buyer Affiliate made in or pursuant to this Agreement shall be true and correct in all material respects as if made at and as of the BC Closing Time, except as such representations and warranties may be affected by events or transactions expressly permitted by this Agreement.  At the BC Closing Time, Buyer and each Designated Buyer Affiliate shall have observed or performed in all material respects all of the obligations, covenants and agreements that it must perform at or before the BC Closing Time.  MDS shall have received immediately prior to the BC Closing Time a certificate from a senior officer of Buyer certifying, to the best of such officer’s knowledge, information and belief, and without personal liability, that the conditions in this Subsection 6.2.1 have been satisfied.
6.2.2                Receipt of the BC Closing Documentation
All documentation relating to the due authorization of the purchase of the Purchased Assets and the Replacement Contracts by the Buyer and each Designated Buyer Affiliate under this Agreement and the Closing Documents to which it is a party shall be mutually satisfactory to the Parties, acting reasonably.
6.2.3                Litigation
There shall not be in force any Applicable Law or Order, and there shall not have been any action taken under any Applicable Law or by any Governmental Authority, that makes it illegal or otherwise restrains, enjoins or prohibits the BC Closing contemplated herein in accordance with the terms hereof in any material respect.
6.2.4                Consents and Other Conditions
(a)        All Regulatory Consents shall have been obtained or made on or before the BC Closing Time.
(b)        The conditions set forth in Schedule 6.2.4(b) shall have been satisfied.
(c)        Each of the transactions included in Schedule 2.5 that are to have occurred prior to the BC Closing Time shall have been completed in the sequence contemplated therein to the satisfaction of MDS, acting reasonably.
(d)        The Buyer Purchase Structure shall not have resulted in any incremental Taxes for MDS or any Operator as a result of any change effective on or before 11:59 p.m. on the day prior to the Ontario Closing in any applicable Tax law or the interpretation thereof by any applicable Governmental Authority.
6.2.5                Deliveries of Buyer
At the BC Closing Time, Buyer and each Designated Buyer Affiliate as applicable shall execute and/or deliver to MDS, Mether LP and/or Metro LP in form and substance mutually satisfactory to the Parties, acting reasonably, all certificates, agreements, documents and instruments as required under this Agreement including the following:
(a)        payment of the Closing Cash Amount in accordance with Subsection 3.9(b);
(b)        the General Conveyance;
(c)        a GST undertaking and indemnity regarding the self-assessment and remittance of GST applicable to the purchase of the Lands, as applicable, in lieu of the payment of GST on the Lands to Metro LP;
(d)        the Assignment and Assumption Agreements together, if required by a party to any Lease, Contract or Equipment Lease, with the agreement of Buyer directly with such party to assume all obligations thereunder from and after the BC Closing Time;
(e)        the Non-Competition Agreement;
(f)         subject to Subsection 2.1(b) and Section 2.2, the assumption agreements in respect of the partnership agreements and shareholders’ agreements and other documents to be delivered by Buyer to MDS, Mether LP or Metro LP on the BC Closing under the Regional Purchase Agreements;
(g)        the opinion of counsel to Buyer and Designated Buyer’s Affiliate, as applicable; and
(h)        such other certificates, instruments of conveyance and documents as may be reasonably requested by MDS prior to the BC Closing Date to carry out the intent and purposes of this Agreement.
6.2.6                Ontario Closing and Rix Closing
The Ontario Closing shall have been completed and all conditions precedent to the Rix Closing shall have been satisfied or waived, as applicable, save and except solely for the payment of money under the promissory notes to be delivered by MDS pursuant to the Rix Agreement.
6.3                   Waiver
Any Party may waive, by written notice to the other Party(ies), any condition set forth in this Article 6 which is for its sole benefit.  No waiver by a Party of any condition, in whole or in part, shall operate as a waiver of any other condition.
6.4                   Failure to Satisfy Conditions
Subject to Section 2.2, if any condition set forth in Section 6.1 or 6.2 is not satisfied at the BC Closing Time, or if it becomes apparent that any such condition cannot be satisfied at the BC Closing Time, the Party entitled to the benefit of such condition (the “First Party”) may terminate this Agreement by notice in writing to the other Party and in such event:
(a)        unless the other Party can show that the condition or conditions which have not been satisfied and for which the First Party has terminated this Agreement are reasonably capable of being performed or caused to be performed by the First Party or have not been satisfied by reason of a default by the First Party hereunder, the First Party shall be released from all obligations hereunder, except as contemplated in Section 10.10; and
(b)        unless the First Party can show that the condition or conditions which have not been satisfied and for which the First Party has terminated this Agreement are reasonably capable of being performed or caused to be performed by the other Party or have not been satisfied by reason of a default by the other Party hereunder, then the other Party shall also be released from all obligations hereunder, except as contemplated in Section 10.10.
Article 7
POST-CLOSING PROVISIONS
The provisions of this Article 7 shall apply conditional upon the BC Closing.
7.1                   Insurance and Risk of Loss
Until the BC Closing Time, the Purchased Assets, the Replacement Contracts and the Diagnostics Business will remain at the risk of MDS and the Operators.  During the Interim Period, MDS shall continue to enforce all policies of insurance maintained by, or for the benefit of, MDS and the Operators in respect of the Diagnostic Business and give all notices and present claims pertaining to the Diagnostic Business under all insurance policies in a timely fashion.  From and after the BC Closing Time, MDS shall maintain (or shall otherwise be responsible as if MDS had) insurance equivalent to that provided by the existing primary insurance coverage for the Diagnostic Business for matters and incidents that occur prior to the BC Closing Time, which are reported within two (2) years of the BC Closing Date and give all notices and present claims pertaining to the Diagnostic Business in a timely fashion.  From and after the BC Closing Time, Buyer shall place its own insurance on the Purchased Assets and the Replacement Contracts conveyed at that time and the Diagnostics Business, and none of MDS, Metro GP, Mether LP or Mether GP shall have any obligation or Liabilities in respect of the Purchased Assets, the Replacement Contracts, the Diagnostics Business or the Assumed Liabilities thereafter, except as otherwise expressly provided in this Agreement.  For greater certainty, any Liabilities of MDS or the Operators arising within two (2) years of the BC Closing Date in respect of any fact, condition or circumstance existing or occurring on or prior to the BC Closing Time for which MDS or the Operators, as the case may be, has, as at the BC Closing Time, a policy of insurance or self insurance in place with respect to such risk shall be an Excluded Liability (“Post Closing Insured Claim Liability”), subject to a deductible of $150,000 per claim and an aggregate deductible of $600,000 in respect of such claims and subject to the policy limits and exclusions in such policy (“Post Closing Insured Claim”).  In respect of any Post Closing Insured Claim, Buyer will allow and will cause the applicable Designated Buyer Affiliates to allow MDS and its insurers and their agents reasonable access to the premises and access to any books and records that may be in the possession of Buyer or the applicable Designated Buyer Affiliate relating to the Diagnostics Business to facilitate any insurance recovery by MDS.  For greater certainty, if as a result of this Agreement, Buyer becomes the employer of former employees of MDS and Operators that are reasonably required for the processing and completion of the insurance claim of MDS, then Buyer will provide the services of such employees on a commercially reasonable basis so that MDS may complete its insurance claim.  Any Post Closing Insured Claim Liabilities arising in respect of Post Closing Insured Claims which individually are less than or equal to the aforementioned deductible of $150,000 or, in the aggregate, are less than the aggregate deductible of $600,000, or which are excluded from coverage or in excess of policy limits under the existing MDS insurance policies in respect of the Diagnostics Business and any claims in respect of the Diagnostics Business which are commenced after the second anniversary date of the BC Closing Date relating to any facts, conditions or circumstances, existing or occurring on or prior to the BC Closing Time shall be an Assumed Liability and the responsibility of Buyer.
7.2                   Litigation
Buyer and the applicable Designated Buyer Affiliate shall reasonably co-operate with MDS but, subject to the terms of Article 8, at the expense of MDS in order that MDS may properly defend any claim, demand, suit, action, cause of action, dispute, proceeding, litigation, investigation, grievance, arbitration, governmental proceeding or other proceeding including appeals and applications for review, in progress against, by or relating to MDS with respect to the Purchased Assets, the Replacement Contracts, the Rix Assets, the Excluded Liabilities or the Diagnostics Business (including with respect to the partnerships and corporations in which MDS holds an interest directly or indirectly) or any diagnostics business formerly operated by MDS or any of its Affiliates or in which MDS or an Affiliate thereof had any equity interest prior to the BC Closing Time in respect of a period of time prior to the BC Closing Time, whether brought before or after the BC Closing Time.  In this connection, Buyer shall make reasonably available to MDS those Employees knowledgeable about the matter in question and all books and records relating thereto and shall permit such employees to testify in all proceedings with respect thereto.
7.3                   Post-Closing Access
After the BC Closing, upon reasonable notice, Buyer and the applicable Designated Buyer Affiliate and MDS will give, or cause to be given, to the Representatives of the other, access, during normal business hours, to the books and records which relate exclusively to the Diagnostics Business (including with respect to the underlying partnerships and corporations of the Diagnostics Business) for the periods prior to the BC Closing Time, and will permit such persons to examine and copy such books and records to the extent reasonably requested by the other Party in connection with the preparation of Tax and financial reporting matters, audits, legal proceedings, governmental investigations and other business purposes.  Each of Buyer and the applicable Designated Buyer Affiliate and MDS will preserve or cause to be preserved such books and records for a period of seven years from BC Closing Date, or such longer period as is required by Applicable Law or a Governmental Authority in connection with a Licence or related audit.  However, none of such Persons shall be obligated to take any action pursuant to this subsection that would unreasonably disrupt the normal course of its business, violate the terms of any contract to which it is a party or to which it or any of its assets is subject or grant access to any of its proprietary, confidential or classified information.  MDS, Buyer and any Designated Buyer Affiliate will co-operate with one another in the conduct of any Tax audit or similar proceedings involving or otherwise relating to the Diagnostics Business (or the income therefrom or assets thereof).
7.4                   Excluded Asset Adjustment
To the extent a rebate, refund, royalty, credit or other amount contemplated by Subsection (n) of the definition of “Excluded Assets” (each a “Excluded Refund”) is paid to Buyer, a Designated Buyer Affiliate or an Operator and such Excluded Refund is not included in the Accounts Receivable on the Closing Balance Sheet and has not been received by MDS or Operator prior to the BC Closing Time (an “Unaccounted Excluded Refund”), and the Buyer, applicable Designated Buyer Affiliate or an Operator, or other Person to which the applicable Diagnostics Business has been transferred receives the Unaccounted Excluded Refund, directly or indirectly, after the BC Closing Time, Buyer, the applicable Designated Buyer Affiliate, Operator or other Person shall receive such Unaccounted Excluded Refund in trust for MDS, to the extent of the interest of MDS therein, and shall promptly notify MDS of such payment, provide to MDS an accounting of such Unaccounted Excluded Refund and pay to MDS all money received by such Person in respect of such Unaccounted Excluded Refund without any deduction, withholding or off set.
7.5                   Tax Matters
(a)        MDS shall prepare all Tax Returns of the Purchased Corporate Operators that are required to be filed after the BC Closing Date in respect of periods beginning before and ending before or on the BC Closing Date.  Buyer or the applicable Designated Buyer Affiliate shall prepare any Tax Return of such Purchased Corporate Operators in respect of periods beginning before the BC Closing Date and ending after the BC Closing Date and MDS shall provide Buyer with such assistance as Buyer reasonably requests in the connection with the preparation of such Tax Returns.  Except to the extent otherwise required by Applicable Law, all such Tax Returns shall be prepared in a manner consistent with prior practice with respect to the treatment of specific items on the Tax Returns.  MDS or Buyer, as the case may be, shall provide the other Party with a draft of all such Tax Returns that it prepared, or caused to be prepared, at least twenty-one (21) days prior to the filing deadline(s) for such Tax Returns for the review and approval of Buyer or MDS, as the case may be, which approval shall not be unreasonably withheld.  Buyer shall, and shall cause such Purchased Corporate Operators to, not withhold approval to the filing of a Tax Return prepared, or caused to be prepared, by MDS if there is a reasonable basis for the filing positions implicitly or expressly contained therein and shall cause an authorized person of each such Purchased Corporate Operator to execute and file all such approved Tax Returns.  MDS shall not withhold approval to the filing of a Tax Return of a Purchased Corporate Operator prepared, or caused to be prepared, by Buyer if there is a reasonable basis for the filing positions implicitly or expressly contained therein provided it otherwise complies with the provisions hereof.
(b)        After the BC Closing, Buyer or the applicable Designated Buyer Affiliate shall provide, and cause the Purchased Corporate Operators to provide, to MDS such information and assistance as is reasonably requested by MDS for the purposes of preparing the Tax Returns referred to in Subsection 7.5(a) and determining MDS’ (or its Affiliates) liability for Taxes.  Without limiting the generality of the foregoing, Buyer or the applicable Designated Buyer Affiliate shall provide to MDS copies of any Tax Returns of the Purchased Corporate Operators that are filed after the BC Closing in respect of periods that end on or before the BC Closing Time or that include the BC Closing Time no later than ten (10) days after the filing of such Tax Returns.
(c)        After the BC Closing Date, each Party shall provide to the other Party(ies), at such other Party’s expense, such information and assistance as is reasonably requested by the other Party for the purpose of completing and filing any Tax Returns, claiming any refunds or credits and responding to, defending against or conducting any action, suit, proceeding, audit, investigation or claim in respect of Taxes.
(d)        Except to the extent required by Applicable Law, Buyer and each Designated Buyer Affiliate shall not, and shall cause each Purchased Operator to not, without the prior written consent of MDS which consent shall not be unreasonably withheld, conditioned or delayed, amend, rescind or refile any Tax Return or election filed by any such Purchased Operator, or settle any audit, examination or other proceeding in connection with Taxes of or with respect to any such Purchased Operator for any period, or portion thereof, ending on or before the BC Closing Time or waive any assessment periods.
(e)        After the BC Closing Date, as between the Parties, MDS shall exercise at its expense, complete control over the handling, disposition and settlement of any audit, investigation or similar proceeding in respect of any Taxes due or payable by an Operator for which MDS may be liable or against which MDS may be required to indemnify Buyer.  Buyer and each Designated Buyer Affiliate shall notify MDS in writing promptly upon receiving written notice of any such audit, investigation or similar proceeding and shall provide to MDS such information and assistance as is reasonably requested by them in respect thereof.
(f)         Buyer shall not initiate or cause an Operator to initiate any net income, net loss or Tax adjustment, for any period ending on, before or that includes the BC Closing Time without the prior written consent of MDS not to be unreasonably withheld, conditioned or delayed.
7.6                   Privacy Notification
Buyer and each Designated Buyer Affiliate shall notify the employees, customers, patients, directors, officers, securityholders and other Persons whose Personal Information is included within the Disclosed Personal Information that the BC Closing has taken place and Personal Information about them has been disclosed to Buyer and each Designated Buyer Affiliate to the extent and in the manner required by Applicable Law.
7.7                   Other Confidentiality Agreements
MDS shall, at the expense and reasonable request of Buyer, diligently enforce any and all rights and remedies available to it or its Affiliates under the terms of the Other Confidentiality Agreements in respect of confidential information of the Diagnostics Business purchased by Buyer hereunder including by injunction or specific performance.
7.8                   Post Closing Reimbursements
(a)        After the BC Closing Time, in the event that any of MDS, Mether LP, Mether GP or Metro GP receives payment of any amount on account of any Accounts Receivable or Prepaid Expenses of the MDS Diagnostics Division reflected on the Closing Balance Sheet, it shall receive such payment in trust for Buyer or the applicable Designated Buyer Affiliate and shall, within fifteen (15) Business Days after the end of each month in which any such payment was received, notify the Buyer or the applicable Designated Buyer Affiliate of such payment and pay to the Buyer or the applicable Designated Buyer Affiliate an amount equal to such payment received by MDS or Metro GP without any deduction, withholding or off set.
(b)        After the BC Closing Time, in the event that any of MDS, Mether LP, Mether GP or Metro GP makes a payment of any amount on account of any Assumed Liability reflected on the Closing Balance Sheet, including for greater certainty any Employee wages, health, dental or other benefits and other remuneration, MDS, Mether LP, Mether GP or Metro GP, as the case may be, shall provide Buyer or the applicable Designated Buyer Affiliate with evidence of such payment and Buyer or the applicable Designated Buyer Affiliate shall, within fifteen (15) Business Days of receipt of such evidence, reimburse MDS, Mether LP, Mether GP or Metro GP, as the case may be, an amount equal to such amount paid without any deduction, withholding or off set.
7.9                   No MDS Guarantees on Lease Renewals
Buyer and the applicable Designated Buyer Affiliate shall not extend the term of any Lease or renew any Lease included in the Purchased Assets or the Replacement Contracts acquired in connection with this Agreement without the prior written consent of MDS unless neither MDS nor Metro GP shall have any Liability thereunder surviving beyond a period of twelve (12) months following Closing.
7.10                 Survival of Covenants
All covenants and agreements of the Parties set forth in this Agreement to be performed after the BC Closing Date shall survive the BC Closing and remain in full force and effect indefinitely until fully performed.
Article 8
INDEMNIFICATION
8.1                   Definitions
As used in this Article 8:
“Claim” means any act, omission or state of facts and any demand, action, investigation, inquiry, suit, proceeding, claim, assessment, judgment or settlement or compromise relating thereto which may give rise to a right to indemnification under Section 8.2 or 8.3;
“Direct Claim” means any Claim by an Indemnified Party against an Indemnifier which does not result from a Third Party Claim;
“Indemnifier” means any Party obligated to provide indemnification under this Agreement;
“Indemnified Party” means any Person entitled to indemnification under this Agreement;
“Indemnity Payment” means any amount of Loss required to be paid pursuant to this Article 8;
“Loss” means any and all loss, Liability, damage, cost, expense, charge, fine, penalty or assessment, suffered or incurred by the Person seeking indemnification directly resulting from or arising out of any Claim, including the costs and expenses of any action, suit, proceeding, investigation, inquiry, arbitration award, grievance, demand, assessment, judgment, settlement or compromise relating thereto, but (i) excluding loss of profits, indirect, incidental, special, punitive and consequential damages (which, for greater certainty, are deemed to include any Taxes payable by the Indemnified Party as a consequence of the receipt of an amount pursuant to Article 8 hereof and provided that a Loss shall not be deemed an indirect Loss solely because the Loss is incurred by Buyer through a diminution in the value of its direct or indirect investment in an Operator); (ii) excluding any contingent Liability until it becomes actual; (iii) reduced by any net Tax benefit; and (iv) reduced by any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Person;
“MDS-Rix Agreements” means the Rix Agreement and any other agreement entered into among MDS and one or more of the Rix Parties in connection with any such agreement;
“Rix-Buyer Obligations” means all present and future Liabilities at any time due or accruing due or owing by any of the Rix Parties to Buyer or to one or more Designated Buyer Affiliates pursuant to any claims for Losses made by Buyer or any Designated Buyer Affiliate under the Rix Indemnification Agreement;
“Subordinated Obligations” means all present and future Liabilities at any time due or accruing due or owing by any of the Rix Parties to MDS pursuant to the MDS-Rix Agreements or any claims made by MDS under the MDS-Rix Agreements, excluding, for avoidance of doubt, any Liability of the Rix Parties under Section 3.2 of the Rix Agreement; and
“Third Party Claim” means any Claim asserted against an Indemnified Party by any Person who is not a Party or an Affiliate of such a Person.
8.2                   Indemnification by MDS
Subject to Section 8.11 and the limits set forth in Section 8.10, MDS shall indemnify, defend and save harmless Buyer, each Designated Buyer Affiliate and the Representatives of the Buyer and Designated Buyer Affiliate from and against any and all Loss suffered or incurred by any of them, as a result of, or arising in connection with:
(a)        subject to Section 4.5, any misrepresentation or breach of any warranty made or given by MDS in this Agreement or in any Closing Document;
(b)        any failure by MDS, Mether LP or Metro LP to observe or perform any covenant, agreement or obligation of MDS or Mether LP contained in this Agreement or in any Closing Document or Metro LP to be observed or performed prior to the BC Closing under this Agreement or any Closing Document; or
(c)        any Excluded Liability including, for greater certainty, all claims for severance or termination pay made by any Offer Employee who does not accept Buyer’s offer of employment made in accordance with Subsection 5.3.1.
8.3                   Indemnification by Buyer
Buyer shall indemnify, defend and save harmless MDS and the Representatives of MDS from and against any and all Loss suffered or incurred by any of them, as a result of, or arising in connection with:
(a)        subject to Section 4.6, any misrepresentation or breach of any warranty made or given by Buyer or any Designated Buyer Affiliate in this Agreement or in any Closing Document;
(b)        any failure by Buyer or any Designated Buyer Affiliate to observe or perform any covenant, agreement or obligation of Buyer or such Designated Buyer Affiliate contained in this Agreement or in any Closing Document; or
(c)        any Assumed Liability, including for greater certainty, those resulting from any Claim, which may be asserted by any non-unionized Offer Employee who accepts Buyer’s or the applicable Designated Buyer Affiliate’s offer of employment or any unionized Employee, against MDS in respect of the employment or termination of employment of such Employee by Buyer or the applicable Designated Buyer Affiliate or an Operator or any changes to the duties, terms and conditions of their employment at or after the BC Closing Time.
8.4                   Agency for Representatives
Each Party agrees that it accepts each indemnity in favour of any of its Representatives as agent and trustee of that Representative.  Each Party agrees that a Party may enforce an indemnity in favour of any of that Party’s Representatives on behalf of that Representative.
8.5                   Notice of the Defence of Third Party Claims
If an Indemnified Party receives notice of the commencement or assertion of any Third Party Claim, the Indemnified Party shall give the Indemnifier reasonably prompt written notice thereof, but in any event no later than 30 days after receipt of such notice of such Third Party Claim.  Such notice to the Indemnifier shall describe the Third Party Claim in reasonable detail and shall indicate, if reasonably practicable, the estimated amount of the Loss that has been or may be sustained by the Indemnified Party.  The Indemnifier shall have the right to participate in or, by giving notice to that effect to the Indemnified Party not later than 30 days after receipt of such notice of such Third Party Claim and subject to the rights of any insurer or other third party having potential liability therefor, to elect to assume the defence of any Third Party Claim at the Indemnifier’s own expense and by such Indemnifier’s own counsel, and the Indemnified Party shall co-operate in good faith in such defence.  The Indemnified Party shall have the right to participate in the defence of any Third Party Claim assisted by counsel of its own choosing at the Indemnified Party’s expense.  The Indemnified Party shall not settle or compromise any Third Party Claim without the prior written consent of the Indemnifier.
8.6                   Assistance for Third Party Claims
The Indemnifier and the Indemnified Party will use all reasonable efforts to make available to the Party which is undertaking and controlling the defence of any Third Party Claim,
(a)        those employees whose assistance, testimony or presence is necessary to assist such Party in evaluating and in defending any Third Party Claim; and
(b)        all documents, records and other materials in the possession of such Party reasonably required by such Party for its use in defending any Third Party Claim, and shall otherwise co-operate with the Party defending such Third Party Claim.  The Indemnifier shall be responsible for all reasonable expenses associated with making such documents, records and materials available and for all reasonable expenses of any employees made available by the Indemnified Party to the Indemnifier hereunder, which expense shall be equal to an amount to be mutually agreed upon per person per hour or per day for each day or portion thereof that such employees are assisting the Indemnifier but such expenses shall not exceed the actual direct out-of pocket cost to the Indemnified Party associated with such employees.
8.7                   Settlement of Third Party Claims
If an Indemnifier elects to assume the defence of any Third Party Claim as provided in Section 8.5, the Indemnifier shall not be liable for any legal expenses subsequently incurred by the Indemnified Party in connection with the defence of such Third Party Claim.  However, if the Indemnifier fails to take reasonable steps necessary to defend diligently such Third Party Claim within 15 days after receiving notice from the Indemnified Party that the Indemnified Party bona fide believes on reasonable grounds that the Indemnifier has failed to take such steps, the Indemnified Party may, at its option, elect to assume the defence of and to compromise or settle the Third Party Claim assisted by counsel of its own choosing and the Indemnifier shall be liable for all reasonable costs and expenses paid or incurred in connection therewith; provided that the Indemnified Party shall not enter into any compromise or settlement of any Third Party Claim without the prior written consent of the Indemnifier, which shall not be unreasonably withheld, delayed or conditioned.
8.8                   Direct Claims
Any Direct Claim shall be asserted by giving the Indemnifier reasonably prompt written notice thereof, but in any event not later than 30 days after the Indemnified Party becomes aware of such Direct Claim.  The Indemnifier shall then have a period of 15 days within which to respond in writing to such Direct Claim.  If the Indemnifier does not so respond within such 15 day period, the Indemnifier shall be deemed to have rejected such Claim, and in such event the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party.
8.9                   Failure to Give Timely Notice
A failure to give timely notice as provided in this Article 8 shall not affect the rights or obligations of the Indemnifier or Indemnified Party except and only to the extent that, as a result of such failure, any such party which was entitled to receive such notice was deprived of its right to recover any payment under its applicable insurance coverage or was otherwise directly and materially damaged as a result of such failure or whose rights were materially prejudiced by such failure.
8.10                 Limitation
Claims for indemnification made by Buyer, any Designated Buyer Affiliate or the Representative of Buyer or a Designated Buyer Affiliate against MDS shall be limited as follows:
(a)        in respect of Claims (other than a Claim resulting from a misrepresentation or breach of warranty in respect of a representation or warranty in Subsection 4.1.26) made under Subsection 8.2(a), no Losses shall be recoverable until the aggregate of all Losses suffered or incurred by Buyer, any Designated Buyer Affiliate or the Representative of Buyer or a Designated Buyer Affiliate in respect of all misrepresentations or breaches of warranty made or given in this Agreement or in any Closing Document by MDS exceeds 0.37625% of the Purchase Price in which event the amount of all such Losses in excess of such amount may be recovered by Buyer or the applicable Designated Buyer Affiliate or Representative, as applicable;
(b)        the maximum aggregate liability of MDS to Buyer, any Designated Buyer Affiliate and their Representative for Losses shall not exceed 75.25% of the Losses;
(c)        the maximum aggregate liability of MDS to Buyer, any Designated Buyer Affiliate and their Representatives for Losses pursuant to Section 8.2 shall not exceed 22.575%of the Purchase Price, other than Losses resulting directly from the intentional breach of this Agreement or any Closing Document by MDS or MDS’ fraudulent or deceitful act; and
(d)        if any Applicable Law would give Buyer, any Designated Buyer Affiliate or the Representative of Buyer or a Designated Buyer Affiliate the right, notwithstanding the express terms of Section 4.5 or 8.2 to the contrary, to make a claim in respect of a breach of a representation or warranty made or given by MDS in this Agreement or in any Closing Document after the expiry of the survival period set forth in Section 4.5 with respect to such representation and warranty, the Parties agree that the aggregate Losses suffered or incurred by Buyer, any Designated Buyer Affiliate or the Representative of Buyer or a Designated Buyer Affiliate as a result of, or arising in connection with, any such Claim shall be deemed to be limited to $1.00 and Buyer and each Designated Buyer Affiliate hereby forever waives, releases and discharges MDS from any Loss in excess of such deemed amount.
8.11                 Rix Indemnity and Subordination of Obligations
(a)        Notwithstanding anything herein contained, the Parties agree that in respect of any Loss suffered or incurred by the Buyer, Buyer shall have recourse to the Rix Parties under the Rix Indemnification Agreement and Buyer shall be entitled to recover 24.75% of such Loss from the Rix Parties.  At the request of MDS, Buyer shall provide MDS with a written summary of the Rix-Buyer Obligations including the status of any claims giving rise to the Rix-Buyer Obligations and the amount owing to Buyer.  After commencing any claim giving rise to a Rix-Buyer Obligation, Buyer shall notify MDS in writing reasonably promptly after such Rix-Buyer Obligations in respect of such claim have been satisfied and paid in full.
(b)        From and after this date, MDS covenants and agrees that the Subordinated Obligations shall for all purposes and in all events and circumstances be, and shall at all times remain, inferior, junior and subordinate to the Rix-Buyer Obligations.
(c)        No payment, distribution or other transfer of funds or property (in each case, howsoever described) shall be received by MDS from any of the Rix Parties on account of, or in respect of, any of the Subordinated Obligations until the Rix Parties shall have satisfied and paid in full the Rix-Buyer Obligations.
(d)        All payments or distributions on account of, or in respect of, the Subordinated Obligations which are received by MDS contrary to the provisions hereof shall be received in trust for the benefit of Buyer and shall be promptly paid over to Buyer in the same form as received (with any necessary endorsement).
(e)        MDS shall not enforce performance or payment of or recover or collect any the Subordinated Obligations until the date that Buyer has notified MDS in writing that the Rix-Buyer Obligations have been satisfied and paid in full; provided, however, that nothing herein shall limit or preclude MDS from making demand or commencing any action, suit, arbitration or other legal proceeding against any of the Rix Parties under the MDS Rix Agreements, including an action for specific performance, or from filing a proof of claim and voting such claim in any bankruptcy or insolvency proceeding in respect of any of the Rix Parties or any proceeding for the liquidation, dissolution or winding up of any of the Rix Parties.
8.12                 Reductions and Subrogation
If the amount of any Loss incurred by an Indemnified Party at any time subsequent to the making of an Indemnity Payment is reduced by
(a)        any net Tax benefit to the Indemnified Party; or
(b)        any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Person, the Indemnified Party shall promptly notify the Indemnifier in writing of the nature and amount of such reduction (and any costs, expenses (including Taxes) or premiums incurred in connection therewith), and the amount of such reduction (less any such costs, expenses (including Taxes) or premiums) shall promptly be repaid by the Indemnified Party to the Indemnifier.  Upon making an Indemnity Payment, the Indemnifier shall, to the extent of such Indemnity Payment, be subrogated to all rights of the Indemnified Party against any third party in respect of the Loss to which the Indemnity Payment relates.  Until the Indemnified Party recovers full payment of its Loss, any and all claims of the Indemnifier against any such third party on account of such Indemnity Payment shall be postponed and subordinated in right of payment to the Indemnified Party’s rights against such third party.
8.13                 Exclusive Remedy
The rights of indemnity set forth in this Article 8 are the sole and exclusive remedy of Buyer and each Designated Buyer Affiliate on the one hand and MDS on the other in respect of any misrepresentation, breach of warranty or breach of covenant by the other hereunder or under any Closing Document (other than the rights of termination in Section 6.4 or a claim for specific performance or injunctive relief).
8.14                 Duty to Mitigate
Nothing in this Agreement shall in any way restrict or limit the general obligation at law of an Indemnified Party to mitigate any Loss which it may suffer or incur by reason of the breach by an Indemnifier of any representation, warranty or covenant of the Indemnifier hereunder or under any Closing Document.  If any Loss can be reduced by any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Person, the Indemnified Party shall take all appropriate steps to enforce such recovery, settlement or payment.
8.15                 General Limitations
An Indemnifier shall have no liability to an Indemnified Party hereunder or under any Closing Document:
(a)        for any Liability which arises solely by reason of a proposed or actual enactment or change of any applicable Tax legislation or any proposed or actual change in the interpretation or administration of such legislation after the date hereof;
(b)        for any Liability that arises as a result of any legislation not in force on the date hereof which takes effect retrospectively or occurs as a consequence of a change in the interpretation of the law after the date hereof;
(c)        in respect of any matter or thing done or omitted to be done by or at the direction or with the consent of the Indemnified Party;
(d)        in respect of any Claim in connection with or in any way related to the implementation by the Indemnifier (and in the case of MDS, including the Operators) of the Indemnified Party’s structuring of the purchase and sale of the Purchased Assets as contemplated herein;
(e)        in respect of more than one representation, warranty or covenant that relates to the same matter or thing in this Agreement or a Closing Document;
(f)         for any Loss or matter to the extent arising from a change in the accounting policies or practices of the Operator after the BC Closing;
(g)        to the extent that MDS is unable to challenge or dispute any Claim due to the loss or destruction, in each case by Buyer, a Designated Buyer Affiliate or an Operator, of any relevant Books and Records;
(h)        for any Loss or matter to the extent accrued, provided for or reserved for, or otherwise taken into account in the Closing Balance Sheet or an adjustment to the Purchase Price (otherwise than under Section 8.16); and
(i)         for any Loss for a breach of or inaccuracy in any representation or warranty if the Indemnified Party was aware, at or before the BC Closing Date, of the facts as a result of which such representation or warranty was breached or inaccurate.
8.16                 Adjustment to the Purchase Price
For greater certainty, the amount of any payment required to be made by an Indemnifier to an Indemnified Party shall be deemed to constitute an adjustment to the Purchase Price and the Parties agree to allocate the adjustment to the appropriate Purchased Asset, acting reasonably.
Article 9
ARBITRATION
9.1                   Arbitration
Any dispute between the Parties concerning any matter arising under or in connection with Sections 3.4, 3.5 and 3.6 and Schedule 3.1 of this Agreement shall be submitted to arbitration in accordance with the provisions of this Article.
9.2                   Applicable Laws
The law to be applied in connection with the arbitration shall be the law of Ontario, including its conflict of law rules.
9.3                   Arbitration Act
The arbitration shall be governed by the Rules of Procedure (the “Rules”) set forth in Schedule 9.3.  The rules and procedures of the Arbitration Act, 1991 (Ontario) shall apply except to the extent that they are modified by the express provisions of this Article or such Rules.  The decision of the arbitrator shall be conclusive, final and binding on the Parties and no appeal shall lie therefrom.
Article 10
GENERAL
10.1                 Expenses
Except as set forth in this Agreement, each Party shall pay all expenses it incurs in authorizing, preparing, executing and performing this Agreement and the Closing Documents and the transactions contemplated under this Agreement and the Closing Documents, whether or not the BC Closing occurs, including all fees and expenses of its legal counsel, bankers, investment bankers, brokers, accountants or other representatives or consultants.
10.2                 Time
Time is of the essence of each provision of this Agreement.
10.3                 Notices
Any notice, demand or other communication (in this Section, a “notice”) required or permitted to be given or made hereunder shall be in writing and shall be sufficiently given or made if:
(a)        delivered in person during normal business hours of the recipient on a Business Day and left with a receptionist or other responsible employee of the recipient at the applicable address set forth below; or
(b)        sent by any electronic means of sending messages, including facsimile transmission (excluding e-mail), which produces a paper record (“Transmission”) during normal business hours on a Business Day;
in the case of a notice to MDS, addressed to it at:
MDS Inc.
100 International Blvd.
Toronto, Ontario
M9W 6J6
Attention:          Executive Vice-President,
Corporate Development and General Counsel
Fax No.:           (416) 213-4222
with a copy to (which shall not constitute notice):
McCarthy Tetrault LLP
66 Wellington Street West
Suite 4700, Toronto Dominion Bank Tower
Box 48, Toronto-Dominion Centre
Toronto, Ontario
M5K 1E6
Attention:          Graham Gow
Fax No.:           (416) 868-0673
in the case of a notice to Mether LP, addressed to it at:
Mether LP
c/o MDS Inc.
100 International Blvd.
Toronto, Ontario
M9W 6J6
Attention:          Executive Vice-President,
Corporate Development and General Counsel
Fax No.:           (416) 213-4222
with a copy to (which shall not constitute notice):
McCarthy Tetrault LLP
66 Wellington Street West
Suite 4700, Toronto Dominion Bank Tower
Box 48, Toronto-Dominion Centre
Toronto, Ontario
M5K 1E6
Attention:          Graham Gow
Fax No.:           (416) 868-0673
and in the case of a notice to Buyer or any applicable Designated Buyer Affiliate, addressed to it at:
200 Bay Street
Suite 2100, P.O. Box 56
Royal Bank Plaza, South Tower
Toronto, ON
M5J 2J2
Attention:          President and Chief Executive Officer
Fax No.:           (416) 361-6075
with a copy to (which shall not constitute notice):
Ogilvy Renault LLP
200 Bay Street
Royal Bank Plaza, South Tower
Suite 3800
P.O. Box 84
Toronto, ON
M5J 2Z4
Attention:  Jacques Demers
Fax No.: (416) 216-3930
Each notice sent in accordance with this Section shall be deemed to have been received:
(a)        on the day it was delivered in person as aforesaid;
(b)        on the same day that it was sent by Transmission, or on the first Business Day thereafter if the day on which it was sent by Transmission was not a Business Day or if it was sent after normal business hours on a Business Day.
Any Party may change its address for notice by giving notice to the other Parties.
10.4                 Assignment, Successors
(a)        Buyer (and, as applicable, any Designated Buyer Affiliate) may, without the consent of MDS but upon prior written notice to MDS, assign this Agreement and its rights and obligations hereunder, in whole or in part, to one or more Affiliates of Buyer or OMERS Administration Corporation.  Upon notification to MDS of any such assignment by Buyer (or, as applicable, any Designated Buyer Affiliate), the applicable Affiliate (to which such assignment is made) shall become liable for the performance of the obligations assigned by Buyer (or, as applicable, any Designated Buyer Affiliate) to it.  Notwithstanding the foregoing, Buyer shall remain jointly and severally liable with such designated Affiliates of Buyer or OMERS Administration Corporation (or, as applicable, any Designated Buyer Affiliate) and shall cause all of its covenants and obligations hereunder to be observed and performed by such Affiliates. Notwithstanding the foregoing, any assignee which will acquire property pursuant to Section 2.1 must satisfy the conditions in Section 5.9(a).
(b)        MDS may, without the consent of Buyer (and, as applicable, any Designated Buyer Affiliate), but upon prior written notice to Buyer, assign this Agreement and its rights and obligations hereunder, in whole or in part, to one or more direct or indirect subsidiaries of MDS.  Upon notification to Buyer (and, as applicable, any Designated Buyer Affiliate) of any such assignment by MDS, the designated subsidiary of MDS shall become liable for the performance of the obligations assigned to them.  Notwithstanding the foregoing, MDS shall remain jointly and severally liable with such designated subsidiaries of MDS and shall cause all of its covenants and obligations hereunder to be observed and performed by such subsidiaries.
(c)        Subject to paragraphs (a) and (b),
(i)         no Party may assign any rights or benefits under this Agreement to any Person;
(ii)        each Party agrees to perform its obligations under this Agreement itself, and not to arrange in any way for any other Person to perform those obligations; and
(iii)       no assignment of benefits or arrangement for substituted performance by one Party shall be of any effect against the other Party, except to the extent that the other Party has consented to it in writing.
(d)        This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of amalgamation or statutory arrangement of any Party) and permitted assigns.
10.5                 Further Assurances
Each Party shall do such acts and shall execute such further documents, conveyances, deeds, assignments, transfers, elections and the like, and will cause the doing of such acts and will cause the execution, filing and registration of such further documents as are within its power, as the other Parties may in writing at any time and from time to time reasonably request be done and or executed, in order to give full effect to the provisions of this Agreement and each Closing Document.
10.6                 Public Announcements
Subject to Applicable Law, no Party shall make or cause to be made, any public statement or public announcement or issue any press release or otherwise communicate with any news media concerning this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other Parties, and the Parties shall co-operate as to the timing and content of any such press release, public announcement or communication.  Notwithstanding the foregoing, Buyer acknowledges that MDS is a reporting issuer under Applicable Laws and is obligated to make immediate public disclosure of the entering into of this Agreement and the material terms hereof and will be required to file a copy of this Agreement on the System for Electronic Document Analysis and Retrieval (SEDAR) and EDGAR, and Buyer consents to the making of such disclosure and such filing and any related communications (including in connection with analyst conference calls) and shall co-operate in the content of such disclosure provided, however, that Buyer has a reasonable opportunity to comment on the disclosure related to such filing.
10.7                 Counterparts
This Agreement may be executed in any number of counterparts.  Each executed counterpart shall be deemed to be an original.  All executed counterparts taken together shall constitute one agreement.
10.8                 Facsimile Execution
To evidence the fact that it has executed this Agreement, a Party may send a copy of its executed counterpart to the other Parties by Transmission.  That Party shall be deemed to have executed this Agreement on the date it sent such Transmission.  In such event, such Party shall forthwith deliver to the other Parties the counterpart of this Agreement executed by such Party.
10.9                 No Partnership
Nothing contained in this Agreement shall be deemed in any way or for any purpose to constitute any Party a partner or agent or legal representative of the other Parties in the conduct of any business or otherwise or a member of a joint venture or joint enterprise with the other, or to authorize one Party to bind the other or to create any fiduciary relationship between them.
10.10               Survival
Notwithstanding any provision herein to the contrary, Subsections 5.1.4, 5.1.6(a), 5.1.6(b) and 5.7 and Articles 1, 8 and 10 shall survive the termination of this Agreement.
[The remainder of this page is intentionally left blank.]
TO WITNESS THEIR AGREEMENT, the Parties have duly executed this Agreement.
MDS INC.
Per:	/s/Stephen P. DeFalco
Name: Stephen P. DeFalco
Title: Chief Executive Officer
Per:	/s/Jim Garner
Name: Jim Garner
Title: Executive Vice President and Chief Financial Officer
We have the authority to bind the Corporation.

METHER PROPERTIES LIMITED PARTNERSHIP, by its general partner, Mether Management Ltd.
Per:	/s/ Aziz Kara
Name: Aziz Kara
Title: Director, Finance
Per:	/s/ Frank Amodeo
Name: Frank Amodeo
Title: Vice President and Treasurer
We have the authority to bind the Limited Partnership.

BOREALIS INFRASTRUCTURE MANAGEMENT INC.
Per:	/s/ J. Michael Rolland
Name: J. Michael Rolland
Title: Senior Vice President
Per:	/S/ John Knowlton
Name: John Knowlton
Title: Secretary
We have the authority to bind the Corporation.

Schedule 2.5
Transaction Structure and Closing Sequence
[REDACTED]

Schedule 3.1
Holdback Amount
[REDACTED]

Schedule 3.8
Purchase Price Allocation
[REDACTED]

Schedule 6.1.5(B)
Closing Conditions in favour of Buyer
[REDACTED]

Schedule 6.2.4(B)
Closing Conditions in favour of MDS
[REDACTED]

Schedule 9.3
Rules of Procedure for Arbitration
The following rules and procedures shall apply with respect to any matter to be arbitrated by the Parties under the terms of the Agreement.
1.         INITIATION OF ARBITRATION PROCEEDINGS
(a)        If any Party to this Agreement wishes to have any dispute under Sections 3.4, 3.5 and 3.6 and Schedule 3.1 arbitrated in accordance with the provisions of this Agreement, it shall give notice to the other Party hereto specifying particulars of the matter or matters in dispute and proposing the name of the person it wishes to be the single arbitrator.  Within 15 days after receipt of such notice, each of the other Parties to this Agreement shall give notice to the first Party advising whether such Party accepts the arbitrator proposed by the first Party.  If such notice is not given within such 15 day period, the other Party shall be deemed to have accepted the arbitrator proposed by the first Party.  If the Parties do not agree upon a single arbitrator within such 15 day period, either party may request that the ADR Institute of Canada, Inc. select a single arbitrator (the “Arbitrator”).
(b)        The individual selected as Arbitrator shall be qualified by education and experience to decide the matter in dispute.  The Arbitrator shall be at arm’s length from the Parties and shall not be a member of the audit or legal firm or firms who advise a Party, nor shall the Arbitrator be an individual who is, or is a member of a firm, otherwise regularly retained by a Party.
2.         SUBMISSION OF WRITTEN STATEMENTS
(a)        Within 30 days of the appointment of the Arbitrator, the Party initiating the arbitration (the “Claimant”) shall send the Party at issue (the “Respondent”) a Statement of Claim setting out in sufficient detail the facts and any contentions of law on which it relies, and the relief that it claims and shall provide the other Party with a copy of such Statement of Claim.
(b)        Within 30 days of the receipt of the Statement of Claim, the Respondent shall send the Claimant (with a copy to the other Party) a Statement of Defence stating in sufficient detail which of the facts and contentions of law in the Statement of Claim it admits or denies, on what grounds, and on what other facts and contentions of law it relies.
(c)        Within 15 days of receipt of the Statement of Defence, the Claimant may send the Respondent a Statement of Reply (with a copy to the other Party).
(d)        All Statements of Claim, Defence and Reply shall be accompanied by copies (or, if they are especially voluminous, lists) of all essential documents on which the Party concerned relies and which have not previously been submitted by any Party.
(e)        After submission of all the Statements, the Arbitrator will give directions for the further conduct of the arbitration.
3.         MEETINGS AND HEARINGS
(a)        The arbitration shall take place in the City of Toronto, Ontario or in such other place as the Claimant and the Respondent shall agree upon in writing within 5 days after the Statements of Claim, Defence and Reply have been delivered.  The arbitration shall be conducted in English unless otherwise agreed by such Parties and the Arbitrator.  Subject to any adjournments which the Arbitrator allows, the final hearing will be continued on successive working days until it is concluded.
(b)        All meetings and hearings will be in private unless the Parties otherwise agree.
(c)        Any Party may be represented at any meetings or hearings by legal counsel.
(d)        Each Party may examine, cross-examine and re-examine all witnesses at the arbitration.
4.         THE DECISION
(a)        The Arbitrator will make a decision in writing and, unless the Parties otherwise agree, will set out reasons for the decision in the decision.
(b)        The Arbitrator will send the decision to the Parties as soon as practicable after the conclusion of the final hearing, but in any event no later than 45 days thereafter, unless that time period is extended for a fixed period by the Arbitrator on written notice to each Party because of illness or other cause beyond the Arbitrator’s control.
(c)        The provisions of this Agreement and this Schedule requiring the determination of certain disputes of arbitration shall not operate to prevent recourse to the court by any Party as permitted by the Arbitration Act, 1991 (Ontario) with respect to injunctions, receiving orders and orders regarding the detention, preservation and inspection of property, or whenever enforcement of an award by the sole arbitrator reasonably requires access to any remedy which an arbitrator has no power to award or enforce.
(d)        The decision of the Arbitrator shall be conclusive, final and binding on the Parties and no appeal shall lie therefrom.
5.         JURISDICTION AND POWERS OF THE ARBITRATOR
(a)        By submitting to arbitration under these Rules, the Parties shall be taken to have conferred on the Arbitrator the following jurisdiction and powers, to be exercised at the Arbitrator’s discretion subject only to these Rules and the relevant law with the object of ensuring the just, expeditious, economical and final determination of the dispute referred to arbitration.
(b)        Without limiting the jurisdiction of the Arbitrator at law, the Parties agree that the Arbitrator shall have jurisdiction to:
(i)         determine any question of law arising in the arbitration including claims in tort, contract or relating to the validity of the Agreement or any Closing Document;
(ii)        determine any question as to the Arbitrator’s jurisdiction;
(iii)       determine any question of good faith, dishonesty or fraud arising in the dispute;
(iv)       order any Party to furnish further details of that Party’s case, in fact or in law;
(v)        proceed in the arbitration notwithstanding the failure or refusal of any Party to comply with these Rules or with the Arbitrator’s orders or directions, or to attend any meeting or hearing, but only after giving that Party written notice that the Arbitrator intends to do so;
(vi)       receive and take into account such written or oral evidence tendered by the Parties as the Arbitrator determines is relevant, whether or not strictly admissible in law;
(vii)      make one or more interim awards;
(viii)      hold meetings and hearings, and make a decision (including a final decision) in Ontario or elsewhere with the concurrence of the Parties thereto;
(ix)       order the Parties to produce to the Arbitrator, and to each other for inspection, and to supply copies of, any documents or classes of documents in their possession or power which the Arbitrator determines to be relevant;
(x)        order the preservation, storage, sale or other disposal of any property or thing under the control of any of the Parties;
(xi)       make interim orders to secure all or part of any amount in dispute in the arbitration; and
(xii)      make an award of interest in respect of any amount determined to be owing and make an award as to costs of the arbitration.